As filed with the Securities and Exchange Commission on September 27, 2013

Registration No. 333-183808

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Energy & Exploration Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	80-0839466
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Two City Place, Suite 1700

100 Throckmorton

Fort Worth, Texas 76102

(817) 789-6712

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tom D. McNutt

Executive Vice President, General Counsel and Secretary

Two City Place, Suite 1700

100 Throckmorton

Fort Worth, Texas 76102

(817) 789-6712

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles H. Still, Jr. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 221-3309	Kirk Tucker Mayer Brown LLP 700 Louisiana, Suite 3400 Houston, Texas 77002 (713) 238-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated September 27, 2013

PROSPECTUS

                Shares

Energy & Exploration Partners, Inc.

Common Stock

We are offering              shares of our common stock and the selling stockholders are offering              shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders. This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $              and $              per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “ENXP.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. Please see the section entitled “Risk Factors” starting on page 13 of this prospectus to read about risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us(1)	$	$
Proceeds to selling stockholders(2)	$	$

(1)	For additional information about underwriting compensation, please see “Underwriting.”
(2)	Expenses associated with the offering of shares by the selling stockholders, other than underwriting discounts, will be paid by us.

We have granted the underwriters a 30-day option to purchase up to an additional              shares of our common stock at the public offering price, less the underwriting discount, to cover any over-allotments.

The underwriters expect to deliver the shares of common stock on or about             , 2013.

Citigroup

The date of this prospectus is             , 2013.

You should rely only on the information contained in this document and any free writing prospectus we provide you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional or different information. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Dealer Prospectus Delivery Obligation

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the third-party information and our estimates may differ materially from actual data.

PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to “we,” “us” or “our company” refer to Energy & Exploration Partners, Inc. and its subsidiaries. Unless otherwise indicated, information presented in this prospectus assumes that the underwriters’ option to purchase additional shares of our common stock is not exercised. We have provided definitions for some of the industry terms used in this prospectus in the “Glossary of Selected Oil and Natural Gas Terms.”

Overview

We are an independent exploration and production company focused on the acquisition, exploration, development and exploitation of unconventional oil and natural gas resources. As of August 31, 2013 we owned approximately 99,743 net acres in three basins: the Woodbine Sandstone, the Eagle Ford Shale and other stacked formations in East Texas, which we refer to as the Eaglebine; the Wolfcamp play in the Permian Basin in West Texas, which we refer to as the Wolfcamp; and the Niobrara Shale in the Denver-Julesburg Basin in Wyoming, which we refer to as the Niobrara. We target liquids-rich resource plays and have built our leasehold acreage position through direct acquisitions from mineral owners and larger aggregated acquisitions. Our management team has extensive engineering, geological, geophysical and technical expertise in our operating areas.

Our primary area of focus is the Eaglebine, in which we own approximately 71,119 net acres. We acquired the largest portion of this Eaglebine acreage, 57,275 net acres, from a subsidiary of Chesapeake Energy Corporation, or Chesapeake, and certain co-owners in April 2013 for approximately $93 million. We refer to this transaction as the Chesapeake Acquisition. We are the operator on approximately 57,098 of our net acres in the Eaglebine. We began drilling on our operated Eaglebine acreage in May 2013, and we have drilled or are in the process of drilling eight operated wells on this acreage. In addition to our acreage in the Eaglebine, we have approximately 14,316 net acres in the Wolfcamp, where we have 100% operated working interests, and 14,308 net acres in the Niobrara, where we have 100% operated working interests.

As of June 30, 2013, we had total proved reserves of approximately 2,343 Mboe, 466 Mboe of which were developed and 1,877 Mboe were undeveloped, with a standardized measure of discounted future net cash flows of approximately $32.9 million.

The majority of our capital expenditure budget for the period from July 2013 to December 2014 will be focused on the development of our operated acreage in the Eaglebine. The following table presents summary data for our acreage in the Eaglebine and our other operating areas as of August 31, 2013 and our drilling capital budget of $77 million for the period from July 1, 2013 to December 31, 2013 and $214 million for the year ending December 31, 2014. We also have budgeted estimated capital expenditures of $11 million for the period from July 1, 2013 to December 31, 2013 and $20 million for the year ending December 31, 2014 for land acquisition, leasehold extension, seismic surveys and other capital needs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—Capital Budget.”

		Drilling Capital Budget (1)
	Net Acres	July 2013 - December 2013		January 2014 - December 2014
		Net Wells	$	Net Wells	$
			(in millions)		(in millions)
Operated Eaglebine(2)
Horizontal Eaglebine	57,098	12	$74	30	$182
Vertical Lower Cretaceous	57,098	—	—	6	$15

Total	57,098	12	$74	36	$197

Non-Operated Eaglebine(3)
Horizontal Eaglebine	14,021	—	$3	2	$14
Vertical Lower Cretaceous	14,021	—	—	1	$3

Total	14,021	—	$3	3	$17

Total Eaglebine	71,119	12	$77	39	$214

Other(4)	28,624	—	$—	—	$—

Total	99,743	12	$77	39	$214

(1)	The terms of our senior unsecured notes and term loan limit our capital expenditures to those provided for in a plan of development approved by our lenders. Our lenders have approved the first 10 wells and $90 million of our drilling capital budget for the period of April 2013 to December 2013, which includes $9.1 million of drilling capital spent prior to July 1, 2013. Our remaining drilling capital budget for 2013 and our drilling capital budget for 2014 reflect our management’s current expectations but are subject to the approval of our lenders.
(2)	100% operated working interest, generally.
(3)	Non-operated working interests range from approximately 5% to 52%. Drilling capital budget of $2.7 million in July 2013 is associated with 0.7 net wells that began drilling in June 2013.
(4)	100% operated working interests in the Wolfcamp and Niobrara.

Our Operating Areas

Eaglebine

As of August 31, 2013, we owned approximately 71,119 net acres in the Eaglebine located in Leon, Grimes, Madison, Houston, Walker, and Robertson Counties, Texas. We believe our Eaglebine acreage to be prospective for up to ten zones, including our primary near-term objectives in the Woodbine Sandstone, as well as the Eagle Ford Shale and the Lower Cretaceous Limestone formations of the Georgetown, Edwards and Glen Rose. We are currently evaluating the Austin Chalk and Sub Clarksville formations, which may eventually present us with additional drilling locations.

The majority of our leases in the Eaglebine not yet held by production are in the second or third year of their three-year primary term and generally provide for either two- or three-year extension options. During the second half of 2013, we plan to drill 12 net horizontal wells in addition to four gross (2.7 net) wells that commenced drilling in May and June 2013 and have budgeted $77 million for estimated drilling capital expenditures on our acreage in the Eaglebine. In 2014, we plan to drill 39 net wells and have budgeted $214 million for estimated drilling capital expenditures on our acreage in the Eaglebine. We anticipate that our drilling plan for the remainder of 2013 and 2014 combined with acreage already held by production will result in approximately 31,000 of our net acres in the Eaglebine being held by production.

In April 2013, we acquired 57,275 net acres in the Eaglebine in the Chesapeake Acquisition, including interests in nine producing wells, one well awaiting a pipeline connection and one non-producing well, for approximately $93 million consisting of approximately $75 million in cash and a subordinated promissory note in the principal amount of $18 million, which we refer to as the Chesapeake note. We generally have a 100% operated working interest in the acreage acquired in the Chesapeake Acquisition. For additional information regarding the Chesapeake Acquisition, see “Business—Chesapeake Acquisition.”

We began drilling on our operated Eaglebine acreage in May 2013, and we have drilled or are in the process of drilling eight operated wells on this acreage. Four operated wells have been completed and begun flowback, while the other four wells are in various stages of drilling or completion. Subject to approval from our lenders, we expect to drill or commence drilling a total of 15 net wells during 2013, including 12 operated wells during the second half of 2013. We have also commenced a workover program to increase production on up to four of the existing legacy wells acquired in the Chesapeake Acquisition during 2013.

In September 2012, we, together with other operators, contracted with a leading geophysical services company to acquire a 330-square-mile 3D seismic survey covering a majority of our operated and non-operated acreage position in Grimes and Madison Counties and the southern portion of Leon County for a total cost to us of $5.9 million, of which $4.7 million has been paid. Seismic survey operations began in November 2012 and are expected to be completed in the first quarter of 2014.

Based on publicly available information, we believe that average drilling and completion costs for horizontal wells in the Eaglebine, which, for purposes of industry comparisons, we define as Madison, Grimes, Brazos, Leon, Houston, Robertson, and Walker Counties, Texas, have ranged between $5.5 million and $10.0 million per well with average estimated ultimate recoveries, or EURs, of 300,000 to 550,000 Boe per well and initial 30-day average production of 400 to 1,400 Boe/d per well. The costs incurred, EURs and initial production rates achieved by others may not be indicative of the well costs we will incur or the results we will achieve from our wells.

Recently, there has been significant industry activity in the Eaglebine. The most active operators offsetting our acreage position include Halcón Resources Corporation, EOG Resources, Inc., Devon Energy Corporation, Apache Corporation, Chesapeake Energy Corporation, Samson Investment Company, Woodbine Acquisition LLC, XTO Energy Inc., PetroMax Operating Company, Inc., Gastar Exploration Ltd., Encana Corporation, Terrace Energy Corp., Fidelity Exploration & Production, Navidad Resources, LLC, Burk Royalty Company, Silver Oak Energy, LLC, ZaZa Energy Corporation, Crimson Exploration Inc., Crimson Energy Partners III, L.L.C and SM Energy Company. According to Drillinginfo, Inc., there were 361 drilling permits filed in 2012 and 336 filed in 2013 through August 31, 2013 in the Eaglebine. According to estimates prepared by Baker Hughes Incorporated, there were 21 rigs operating in the Eaglebine as of September 20, 2013.

Other Operating Areas

Wolfcamp

As of August 31, 2013, we owned approximately 14,316 net undeveloped acres in the Wolfcamp with a 100% operated working interest. Our Wolfcamp acreage consists of mostly contiguous acreage in Lynn County, Texas. Initial targets include the interbedded sands in the Upper and Lower Spraberry and the organically-rich carbonates and shales of the Wolfcamp, Dean and Cline intervals. Additional potential targets on our Wolfcamp acreage include the Clear Fork, Canyon, Strawn and Mississippian intervals. The majority of our leases in the Wolfcamp are in the second year of their three-year primary term and generally provide for two-year extension options.

Niobrara

As of August 31, 2013, we owned approximately 14,308 net undeveloped acres in the Niobrara with a 100% operated working interest. Our Niobrara acreage is in Laramie and Goshen Counties, Wyoming in the multi-target Denver-Julesburg Basin. Our Niobrara leasehold acreage is focused on the western, northern and eastern extensions of the Silo Field in Laramie County, Wyoming, and the deepest parts of the basin in Goshen County, Wyoming. We are evaluating several zones within the Niobrara Shale, Fort Hays Limestone and Codell Sand

formations. Additional targets include the J Sandstone, Dakota Sandstone, Greenhorn Limestone and Lyons Sandstone formations along with Permian and Pennsylvanian objectives. We believe our Niobrara leasehold acreage is in areas with a higher incidence of naturally induced faulting and fracturing and moderate to high Niobrara resistivities. The majority of our leases in the Niobrara are in the second year of their five-year primary term and generally provide for three- to five-year optional extensions.

Our Strategy

We intend to actively drill and develop our acreage position in an effort to maximize its value and resource potential. Through the conversion of our undeveloped acreage, which we believe has significant oil-weighted resource potential, we will seek to increase our production, reserves and cash flow while generating attractive returns on invested capital.

Strategically drill and develop our existing acreage positions. We plan to strategically drill and develop our Eaglebine acreage. For the second half of 2013, we plan to drill 12 net horizontal wells and have budgeted $77 million for estimated drilling capital expenditures in our acreage in the Eaglebine. In 2014, we plan to drill 39 net wells and have budgeted $214 million for estimated drilling capital expenditures on our acreage in the Eaglebine. We believe our drilling program will allow us to develop the majority of our undeveloped acreage and to hold a significant portion of our acreage by production.

Leverage technology to maximize inventory of high quality drilling prospects. The majority of our operated Eaglebine acreage is characterized by multiple productive intervals including the Woodbine Sandstone, the Eagle Ford Shale, and the Lower Cretaceous Limestone formations of the Georgetown, Edwards and Glen Rose. We have initiated a 330-square-mile seismic survey with a leading geophysical services company which is scheduled to be completed in the first quarter of 2014. We intend to use this 3D seismic data, micro-seismic data and other advanced technologies for horizontal well planning and reservoir characterization, as well as to delineate hazards and locate bypassed pay. Our highly skilled staff of geophysicists and geologists have extensive experience in using such technologies to optimize completions and resource recovery.

Enhance returns through operational efficiencies as our rig count and well count grow. We intend to focus on the continuous improvement of our operating measures as we seek to convert our undeveloped Eaglebine acreage into a cost-efficient development project. We are the operator of approximately 86% of our acreage, and our acreage position is generally in large contiguous blocks. This operational control will allow us to more efficiently manage the pace of development activities and the gathering and marketing of our production and control operating costs and technical applications, including horizontal development. Our operations team will continue to evaluate our operating results against those of other operators in the area in order to benchmark our performance relative to other operators and adopt best practices to decrease drilling times, optimize completions and increase EURs.

Selectively acquire additional leasehold acreage in our existing core area. We have a proven history of acquiring leasehold positions that we believe have substantial oil-weighted resource potential and can meet our targeted returns on invested capital. We plan to continue to leverage the relationships of our experienced land professionals to pursue select additional leasehold acquisitions in the Eaglebine that meet our strategic and financial targets.

Maintain sufficient liquidity to execute our capital plan. As of June 30, 2013, we had approximately $55.0 million of cash on hand, and in August 2013, we entered into an agreement for a $75 million senior secured term loan, with funding subject to certain conditions. We expect the net proceeds from this offering, cash on hand and borrowings under the term loan will fully fund our $88 million capital expenditures budget for the second half of 2013 and a substantial portion of our 2014 capital expenditures budget. We also may pursue dispositions of non-core assets to provide additional drilling capital. We intend to actively manage our exposure to commodity price risk by entering into commodity derivative positions for a significant portion of our anticipated future production.

Our Strengths

We believe we are well positioned to successfully execute our business strategies and achieve our business objectives because of the following competitive strengths:

Operating control over the majority of our asset portfolio. In order to better maintain control over our portfolio, we have established a leasehold position comprised primarily of operated properties. This includes operating approximately 80% of our Eaglebine acreage and 100% of our Wolfcamp and Niobrara acreage positions. As operator, we have primary control over prospect selection and exploration and development timing and capital allocation, as well as the ability to implement logistical practices that we believe will allow us to shorten the time between our drilling and completion operations and first production.

Large acreage position in our core Eaglebine area. We own approximately 71,119 net acres in the Eaglebine. The majority of our leasehold acreage is in or near areas of considerable activity by large independent operators, although such activity may not be indicative of our future operations. We believe that lease terms on our acreage and our current drilling plan allow us enough time to drill wells that will hold a substantial portion of our acreage by production.

Substantial drilling inventory. We own approximately 99,743 net acres in the Eaglebine, the Wolfcamp and the Niobrara, each of which we believe represents a significant unconventional resource play. We estimate there could be up to 1,037 net potential drilling locations across our acreage in the Eaglebine, based on prevailing acre spacing in our areas of operation. Through the end of 2014, we anticipate drilling 51 net wells on our Eaglebine acreage, leaving us a substantial drilling inventory for future years.

Proximity to significant industry infrastructure and access to multiple product markets. Our core area in the Eaglebine is near substantial existing hydrocarbon gathering, transportation, processing and refining capacity, and has access to multiple product sales points. We believe our Eaglebine oil production can generally be sold at a premium to the New York Mercantile Exchange-West Texas Intermediate (NYMEX-WTI) benchmark prices due to the Eaglebine’s proximity to the Gulf Coast. Consequently, our oil production benefits from higher pricing differentials relative to many North American crude oil producers in other areas, which can often trade at a discount to NYMEX WTI benchmark prices. For example, for the two months ended August 31, 2013, the average realized price for our oil production was $107.38 compared to an average WTI index price of $105.62 per barrel for the same period.

Experienced and incentivized technical, operational and management teams. Our senior technical team is comprised of geoscience, engineering and operational professionals who average 34 years of industry experience. Members of our technical team have previously held technical and management positions with major and independent oil and natural gas companies, including Anadarko Petroleum Corporation, Mobil Corporation, Phillips Petroleum Corporation, and Encana Corporation. Our core management and operational team has built our existing significant acreage positions in the Eaglebine and our other operating areas. We believe that equity ownership is one of the best ways to motivate management and employees to act in the best interest of stockholders. Our management has been and will continue to be compensated with equity incentives and will own approximately         % of our outstanding shares following the completion of this offering, which we believe will align the interests of management, employees and stockholders.

Recent Financing

In April 2013, we issued $140 million principal amount of senior unsecured notes, which we refer to as our senior unsecured notes, to affiliates of Highbridge Principal Strategies, LLC, or Highbridge, and affiliates of

Apollo Investment Corporation, or Apollo. We used a portion of the net proceeds from the sale of the senior unsecured notes to fund the remaining cash purchase price for the Chesapeake Acquisition and to repay indebtedness under our previously existing credit facility with Guggenheim Corporate Funding, LLC, or Guggenheim. We are using the remainder of the net proceeds for drilling and development of our Eaglebine acreage. Additionally, in August 2013, we entered into an agreement with Highbridge and Apollo for a $75 million senior secured term loan, which we refer to as the term loan, funding under which is subject to the satisfaction of certain conditions.

In connection with the issuance of our senior unsecured notes, we issued to Highbridge and Apollo warrants to purchase an aggregate of 269,231 shares of our mandatorily convertible preferred stock at an exercise price of $0.01 per share. Each share of the preferred stock is convertible at the option of the holder prior to our initial public offering and will convert automatically upon completion of our initial public offering into 40 shares of our common stock, or an aggregate of 10,769,240 shares of our common stock. To the extent not previously exercised, at the completion of our initial public offering, the warrants will automatically be exercised on a net basis for the number of shares of our common stock into which the shares of preferred stock issuable upon exercise of the warrants would then be converted, less a number of shares equal to the aggregate exercise price divided by the initial public offering price per share. Assuming the warrants are not exercised prior to completion of this offering and assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), holders of the warrants will receive an aggregate of                  shares of our common stock upon completion of this offering.

For additional information regarding our senior unsecured notes, the term loan and the warrants issued to Highbridge and Apollo, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Facilities and Notes” and “Description of Capital Stock.”

Ownership Structure

The following diagram shows our anticipated ownership structure after giving effect to this offering and the issuance of shares of our common stock pursuant to the terms of the warrants issued to Highbridge and Apollo. For more information on the ownership of our common stock by our principal stockholders, see “Principal and Selling Stockholders.”

Ownership Structure After this Offering

(1)	Includes shares of restricted stock granted to members of our senior management other than Hunt Pettit under our 2012 Stock Incentive Plan. See “Executive Compensation.”
(2)	Includes Oso + Toro Multi Strategy Fund Series Interests of the SALI Multi-Series Fund II 3(c)(1), L.P. and Oso + Toro Multi Strategy Fund (Tax Exempt) Segregated Portfolio of SALI Multi-Series Fund SPC, Ltd., which we refer to collectively as “Oso + Toro,” and certain other persons beneficially owning less than 5% of our outstanding common stock. See “Principal and Selling Stockholders.”

Corporate History; Corporate Information

Our company was formed as Energy & Exploration Partners, LLC in 2006 and began operations in 2008. In late 2009, we began leasing in the Eagle Ford Shale trend, primarily in McMullen and LaSalle Counties, Texas, where we leased and ultimately sold over 125,000 acres to major and independent oil and natural gas companies, including Murphy Oil Corporation and Comstock Resources, Inc. In early 2011, we began accumulating leasehold acreage in our current operating areas.

Energy & Exploration Partners, Inc. was incorporated on July 31, 2012 pursuant to the laws of the State of Delaware to become a holding company for our business. In August 2012, we completed a series of reorganization transactions, which we refer to collectively as our corporate reorganization. For more information on our corporate reorganization, see “Certain Relationships and Related Party Transactions—Corporate Reorganization.”

Our principal executive offices are located at Two City Place, Suite 1700, 100 Throckmorton, Fort Worth, Texas 76102, and our telephone number at that address is (817) 789-6712. Our website address is http://www.enexp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider the information contained on our website to be part of this prospectus.

Risk Factors

An investment in our common stock involves significant risks. In particular, the following considerations may offset our competitive strengths or have a negative effect on our business, financial condition or results of operations, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment:

•	We have recorded minimal levels of proved reserves, and areas that we decide to drill may not yield oil or natural gas in commercial quantities, or at all.

•	We have limited operating history on which to base your evaluation of us, and our future performance is uncertain.

•

Oil and natural gas prices are volatile. A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure plans and financial commitments.

•	Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

•	Our exploration and development projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms.

•	Our potential drilling locations are expected to be drilled over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

•	If we fail to realize the anticipated benefits of a significant acquisition, including the Chesapeake Acquisition, our results of operations may be lower than we expect.

•

We are subject to complex federal, state, local and other laws and regulations, including environmental and operational safety laws and regulations, which could adversely affect the timing, cost, manner or feasibility of conducting our operations or expose us to significant liabilities.

•

Certain of our directors, executive officers and other members of management and Oso + Toro have direct economic interests in some of our properties, and their interests may not be aligned with our interests.

•	The concentration of our capital stock ownership by our largest stockholders will limit your ability to influence corporate matters.

This list is not exhaustive. Please read the full discussion of these risks and other risks under the heading “Risk Factors” beginning on page 13.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include:

•	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of golden parachute arrangements.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an “emerging growth company” until the earliest of the following:

•	the end of the fiscal year in which the fifth anniversary of the completion of this offering occurs;

•	the end of the first fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the end of the second quarter of such fiscal year;

•	the end of the first fiscal year in which we have total annual gross revenues of at least $1 billion; and

•	the date on which we have issued more than $1 billion in non-convertible debt securities in any rolling three-year period.

We may choose to take advantage of some or all of these reduced reporting requirements, and if we do, the information that we provide to our stockholders may be different from information provided by other public companies. We have taken advantage of the reduced executive compensation disclosure requirements in this prospectus. Additionally, in this prospectus we have taken advantage of reduced financial reporting requirements available under the JOBS Act for an emerging growth company in the registration statement for its initial public offering. Specifically, we have provided only two years of audited financial statements and selected financial data and related discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of the extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Offering

Issuer	Energy & Exploration Partners, Inc.

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of additional shares of common stock from us to cover sales by the underwriters of more than shares. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of the common stock offered by us, based upon an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million.

We intend to use the net proceeds we receive from this offering to repay the Chesapeake note and fund a portion of our 2013 and 2014 capital expenditure budget for drilling and developing our leasehold acreage, acquiring additional oil and natural gas leases, extending the expiration of our current leasehold acreage and acquiring 3D seismic data. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividend policy	After this offering, we do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Listing	We have applied to list our common stock on the New York Stock Exchange under the symbol “ENXP.”

Risk Factors	See “Risk Factors” beginning on page 13 for a discussion of factors you should consider before deciding to purchase shares of our common stock.

Unless otherwise indicated, all share information contained in this prospectus:

•	assumes that the underwriters’ option to purchase additional shares, granted by us, will not be exercised;

•	does not include 3,787,160 shares of common stock reserved for issuance under our 2012 Stock Incentive Plan;

•	gives effect to a 40-for-1 stock split that we will effect immediately prior to the completion of this offering; and

•

gives effect to the automatic exercise of outstanding warrants for shares of our common stock at the completion of this offering on a net basis assuming an initial public offering price of $             per share.

Summary Historical and Pro Forma Consolidated Financial Data

Set forth below are our summary historical and pro forma consolidated financial data as of the dates and for the periods indicated. The summary historical condensed consolidated financial data as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the six months ended June 30, 2013 and 2012 are not necessarily indicative of the results of operations for the entire year or any future period. The summary historical consolidated financial data as of and for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

The summary pro forma consolidated statement of operations data for the year ended December 31, 2012 are derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus and give effect to the following transactions, which occurred on April 8, 2013:

•	our repayment in full of our Guggenheim credit facility;

•	our issuance of $140 million principal amount of our senior unsecured notes;

•	our issuance of warrants to purchase 269,231 shares of our mandatorily convertible preferred stock to Highbridge and Apollo;

•	our acquisition of assets in the Chesapeake Acquisition, primarily consisting of undeveloped leasehold acreage; and

•	payment of the purchase price for the Chesapeake Acquisition, including approximately $75 million in cash and the issuance of the $18 million principal amount Chesapeake note.

We refer to these transactions collectively as the “Pro Forma Transactions.” The summary pro forma consolidated statement of operations data for the year ended December 31, 2012 give effect to the Pro Forma Transactions as if they had occurred on January 1, 2012. The summary pro forma consolidated statement of operations data do not include adjustments for historical revenues or expenses associated with the properties acquired in the Chesapeake Acquisition, as the amounts were not material. The summary pro forma consolidated financial data are not necessarily indicative of what our results of operations or financial position would have been if the Pro Forma Transactions had actually occurred on that date or of our future results of operations or financial position.

The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus. The financial data included in this prospectus may not be indicative of our future results of operations, financial position and cash flows.

	Historical				Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Year Ended December 31, 2012
	2013	2012	2012	2011
	(unaudited)				(unaudited)
	(in thousands)
Statement of operations data:
Revenues	$1,942	$111	$216	$—	$216
Operating expenses	19,698	1,794	14,989	1,777	14,989
Loss from operations	(17,756)	(1,683)	(14,773)	(1,777)	(14,773)
Net income (loss)	(9,432)	384	8,734	(1,478)	(7,186)

	As of June 30,	As of December 31,
	2013	2012	2011
	(unaudited)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$55,040	$10,228	$5,397
Property, plant and equipment	132,223	33,448	21,641
Total assets	200,288	68,074	27,968
Note payable, net of discount	141,352	21,293	9,928
Total equity	38,691	28,564	14,936

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
	(in thousands)
Other financial data:
Net cash used in operating activities	$(596)	$(3,138)	$(11,072)	$(1,004)
Net cash provided by (used in) investing activities	(70,687)	7,729	12,911	(17,868)
Net cash provided by financing activities	116,095	434	2,992	21,704
Opening cash	10,228	5,397	5,397	2,565
Closing cash	55,040	10,422	10,228	5,397

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the risks described below together with the other information set forth in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to the Oil and Natural Gas Industry and Our Business

We have recorded minimal proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all.

We have recorded minimal proved reserves. We describe some of our potential drilling locations and our plans to explore those drilling locations in this prospectus. Our potential drilling locations are in various stages of evaluation, ranging from locations that are ready to drill to locations that will require substantial additional interpretation. There is no way to predict in advance of drilling and testing whether any particular location will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil or natural gas exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production from the well or abandonment of the well. If we drill additional wells that we identify as dry holes, our drilling success rate may decline and materially harm our business. We cannot assure you that the analogies we draw from available data from other wells, more fully explored locations or producing fields will be applicable to our potential drilling locations. Further, drilling costs and initial production rates reported by other operators in the areas in which our properties are located may not be indicative of future or long-term drilling costs or production rates. Ultimately, the cost of drilling, completing and operating any well is often uncertain, and new wells may not be productive.

We may terminate our drilling program for a prospect if data, information, studies and previous reports indicate that the possible development of our prospect is not commercially viable and, therefore, does not merit further investment. If a significant number of our prospects do not prove to be successful, our business, financial condition and results of operations will be materially adversely affected.

We have a limited operating history and our future performance is uncertain.

We are a company in the initial stages of exploration, development and exploitation of our undeveloped leasehold acreage and will continue to be so until commencement of substantial production from our oil and natural gas properties, which will depend upon successful drilling results, additional and timely capital funding, and access to suitable infrastructure. Companies in their initial stages of development face substantial business risks and may suffer significant losses. We have generated substantial net losses and negative cash flows from operating activities since we adopted a business strategy to develop our undeveloped leasehold acreage and expect to continue to incur substantial net losses from operating activities until our production increases. In considering an investment in our common stock, you should consider that there is only limited historical and financial operating information available upon which to base your evaluation of our performance. We face challenges and uncertainties in financial planning as a result of the unavailability of historical data and uncertainties regarding the nature, scope and results of our future activities. New companies must develop successful business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other measures necessary to conduct their intended business activities. We may not be successful in implementing our business strategies or in completing the development of the infrastructure necessary to conduct our business as planned. In the event that one or more of our drilling programs is not completed or is delayed or terminated, our operating results will be adversely affected and our operations will differ materially from the activities described in this prospectus. As a result of industry factors or factors relating specifically to us, we may have to change our methods of conducting business, which may cause a material adverse effect on our results of operations and financial condition. The uncertainty and risks described in this prospectus may impede our ability to economically find, develop, exploit and acquire oil and natural gas reserves. As a result, we may not be able to achieve or sustain profitability or positive cash flows provided by our operating activities in the future.

A substantial or extended decline in oil, natural gas and natural gas liquids prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The prices we will receive for our oil, natural gas and natural gas liquids will significantly affect our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. For example, for the four years ended June 30, 2013, the NYMEX—WTI oil price ranged from a high of $113.93 per Bbl to a low of $59.52 per Bbl, while the NYMEX—Henry Hub natural gas price ranged from a high of $6.01 per MMBtu to a low of $1.91 per MMBtu. These markets will likely continue to be volatile in the future. The prices we will receive for our production, and the levels of our production, will depend on numerous factors beyond our control. These factors include the following:

•	worldwide and regional economic conditions impacting the global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	the price and quantity of imports of foreign oil and natural gas;

•	political conditions in or hostilities in oil-producing and natural gas-producing regions, including current conflicts in the Middle East and conditions in Africa, South America and Russia;

•	the level of global oil and domestic natural gas exploration and production;

•	the level of global oil and domestic natural gas inventories;

•	prevailing prices on local oil and natural gas price indexes in the areas in which we operate;

•	localized supply and demand fundamentals and gathering, processing and transportation availability;

•	weather conditions and natural disasters;

•	domestic and foreign governmental regulations;

•	authorization of exports from the United States of liquefied natural gas;

•	speculation as to the future price of oil and the speculative trading of oil and natural gas futures contracts;

•	price and availability of competitors’ supplies of oil and natural gas;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

Lower oil and natural gas prices will reduce our cash flows and our borrowing ability. See also “—Our business plan requires substantial additional capital, which we may be unable to raise on acceptable terms in the future, which may in turn limit our ability to develop our exploration and production plans.” A substantial or extended decline in oil and natural gas prices may also reduce the amount of oil and natural gas that we can produce economically.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Our future financial condition and results of operations will depend on the success of our exploration, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit drilling locations or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our costs of drilling, completing and operating wells are uncertain before drilling commences. In addition, the application of new techniques for horizontal fracture stimulation and completion, may make it more difficult to accurately estimate these costs. Overruns in budgeted expenditures are common risks that can make a particular project uneconomic. Further, many factors may curtail, delay or cancel our scheduled drilling projects, including the following:

•	increases in the costs of, shortages of or delays in obtaining rigs, equipment, qualified personnel or other services;

•	facility or equipment malfunctions;

•	unexpected drilling conditions;

•	pressure or irregularities in geological formations;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	delays imposed by or resulting from compliance with permitting and other regulatory requirements;

•	proximity to and capacity of gathering, processing and transportation facilities;

•	availability of water;

•	compliance with changing environmental and other regulatory requirements;

•	environmental hazards, such as natural gas leaks, oil spills, salt water spills, pipeline ruptures and discharges of toxic gases;

•	lost or damaged oilfield development and service tools;

•	pipe or cement failures, casing collapses or other downhole failures;

•	loss of drilling fluid circulation;

•	fires, blowouts, surface craterings and explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	loss of leases due to incorrect payment of royalties;

•	title problems; and

•	limitations in the market for oil and natural gas.

Our business plan requires additional capital, which we may be unable to raise on acceptable terms in the future, which may in turn limit our ability to pursue our exploration and production plans.

We expect our capital outlays and operating expenditures to increase substantially over the next several years as we expand our operations. Exploration and production plans are expensive, and we expect that we will need to raise substantial additional capital, through future private or public equity offerings, strategic alliances or debt financing.

Our future capital requirements will depend on many factors, including:

•	the scope, rate of progress and cost of our exploration and production activities;

•	oil and natural gas prices;

•	our ability to locate and acquire hydrocarbon reserves;

•	our ability to produce oil or natural gas from those reserves;

•	the terms and timing of any drilling and other production-related arrangements that we may enter into;

•	fluctuations in our working capital needs;

•	interest payments and debt service requirements;

•	prevailing economic conditions;

•	the ability and willingness of banks and other lenders to lend to us;

•	our ability to access the equity and debt capital markets;

•	the cost and timing of governmental permits or approvals; and

•	the effects of competition by larger companies operating in the oil and natural gas industry.

We intend to finance our future capital expenditures primarily with cash on hand, cash flows provided by operating activities, borrowing under the term loan, proceeds from asset divestitures, including the contingent payment described below, and net proceeds from this offering. We expect the net proceeds from this offering, cash on hand and borrowings under the term loan will fully fund our $88 million capital expenditures budget through December 31, 2013 and a substantial portion of our 2014 capital expenditures budget. Our cash flows from operating activities are uncertain as we do not expect to generate significant revenues from production until the fourth quarter of 2013. The terms of our indebtedness limit our capital expenditures to those provided for in a plan of development that is subject to the approval of our lenders. We are required to submit a plan of development by November 30 for the following fiscal year. Our lenders have approved the first 10 wells and $90 million of our drilling capital budget for the period of April 2013 to December 2013, which includes $9.1 million of drilling capital spent prior to July 1, 2013. Our remaining drilling capital budget for 2013 and our drilling capital budget for 2014 reflect our management’s current expectations, but are subject to the approval of our lenders. If our lenders decline to approve these capital expenditures, we may not be able to fully execute our drilling program, which could have a material adverse effect on our results of operations and financial condition. Additionally, because funding under the term loan is subject certain conditions, including achieving certain production levels, we cannot assure you that we will be able to borrow under the term loan. We also anticipate receiving a $14.6 million contingent payment relating to a previously completed disposition of Eaglebine acreage. See “Business—Our Operating Areas—Eaglebine.” If our cash flows from operating activities are less than expected, we are unable to borrow under the term loan or we do not receive the contingent payment, we may be required to seek other financing, which may not be available on favorable terms, or at all. If such financing is not available, we would be forced to curtail or delay our planned capital expenditures. Additionally, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or additional equity securities. The issuance of additional debt may require that a portion of our cash flows provided by operating activities be used for the payment of principal and interest on our debt, thereby reducing our ability to use cash flows to fund working capital, capital expenditures and acquisitions. If we succeed in selling additional equity securities to raise funds, at such time the ownership percentage of our existing stockholders would be diluted and new investors may demand rights, preferences or privileges senior to those of existing stockholders. If we raise additional capital through debt financing, the financing may involve covenants that restrict our business activities. If we choose to farm-out interests in our prospects, we may lose operating control over such prospects.

If we are not successful in raising additional capital, we may be unable to continue our exploration and production activities or successfully exploit our oil and natural gas properties, and we may lose the rights to develop these oil and natural gas properties upon the expiration of our leases.

The note purchase agreement related to our senior unsecured notes, which we refer to as the note purchase agreement, and the agreement governing the term loan, which we refer to as the term loan agreement, contain covenants that may inhibit our ability to make certain investments, incur additional indebtedness or engage in certain other transactions, which could adversely affect our ability to meet our future goals.

The note purchase agreement and the term loan agreement include covenants that, among other things, restrict:

•	our investments, loans and advances and the payment of dividends and other restricted payments;

•	our incurrence of additional indebtedness;

•	the granting of liens other than certain permitted liens;

•	mergers, consolidations and sales of all or a substantial part of our business or properties;

•	the sale of assets (other than production sold in the ordinary course of business); and

•	our general and administrative expenses.

The note purchase agreement and the term loan agreement also limit our capital expenditures to those set forth in an approved plan of development, which must be submitted to our lenders for approval no less than once yearly. These covenants may restrict our ability to expand or pursue our business strategies. The note purchase agreement and the term loan agreement also contain financial covenants and covenants related to our reserves and production. The breach of any of these covenants could result in a default under our debt instruments. If an event of default occurs, the lenders could elect to declare all amounts borrowed, together with accrued interest, to be due and payable. If we were unable to repay such borrowings or interest, our lenders under the term loan could proceed against their collateral. If our indebtedness were to be accelerated, our assets may not be sufficient to repay in full such indebtedness.

Our level of indebtedness, which may increase, could reduce our financial flexibility.

As of June 30, 2013, we had outstanding indebtedness of $158 million, consisting of $140 million principal amount of our senior unsecured notes and $18 million principal amount of the Chesapeake note. In the future, we may incur significant indebtedness, including indebtedness we expect to incur under the term loan, in order to develop our properties or to make future acquisitions.

Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•	the covenants contained in the agreements governing our indebtedness will limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•

a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate expenses or other purposes.

A high level of indebtedness would increase the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness will depend on our future performance.

General economic conditions, oil and natural gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

Part of our strategy involves drilling in existing or emerging shale plays using some of the latest available horizontal drilling and completion techniques. The results of our planned exploratory drilling in these plays are subject to drilling and completion technique risks, and drilling results may not meet our expectations for reserves or production. As a result, we may incur material write-downs and the value of our undeveloped acreage could decline if drilling results are unsuccessful.

Our operations in the Eaglebine, Wolfcamp and Niobrara involve utilizing the latest drilling and completion techniques in order to maximize cumulative recoveries and therefore generate the highest possible returns. Risks that we may face while drilling include, but are not limited to, landing our well bore in the desired drilling zone, staying in the desired drilling zone while drilling horizontally through the formation, running our casing the entire length of the well bore and being able to run tools and other equipment consistently through the horizontal well bore. Risks that we may face while completing our wells include, but are not limited to, being able to fracture stimulate the planned number of stages, being able to run tools the entire length of the well bore during completion operations and successfully cleaning out the well bore after completion of the final fracture stimulation stage.

The results of our drilling in new or emerging formations will be more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas have limited or no production history and consequently we are less able to predict future drilling results in these areas.

Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems and limited takeaway capacity or otherwise, and/or natural gas and oil prices decline, the return on our investment in these areas may not be as attractive as we anticipate. Further, as a result of any of these developments we could incur material write-downs of our oil and natural gas properties and the value of our undeveloped acreage could decline in the future.

Our properties are geographically concentrated, making us disproportionately vulnerable to risks associated with operating in our areas of operation.

Our properties are geographically concentrated. As of August 31, 2013, all of our acreage was located in three basins: the Eaglebine, the Wolfcamp and the Niobrara. The majority of our acreage was located in the Eaglebine, our primary area of operation. As a result of this concentration, we may be disproportionately exposed to the impact of events or circumstances in these areas (particularly in the Eaglebine) such as regional supply and demand factors, delays or interruptions of production from wells caused by governmental regulation, gathering, processing or transportation capacity constraints, market limitations, or interruption of the gathering, processing or transportation of oil, natural gas or natural gas liquids.

If oil and natural gas prices decrease, our development efforts are unsuccessful or our capital and operating costs increase substantially, we may be required to take write-downs of the carrying values of our oil and natural gas properties.

We employ the full cost method of accounting for our oil and natural gas properties which, among other things, imposes limits to the capitalized cost of our assets. The capitalized cost pool cannot exceed the net present value of the underlying oil and natural gas reserves. We will review our future proved oil and natural gas properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. Based on specific circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties, which may result in a decrease in the amount available under future credit facilities. A write down constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our ability to borrow under the term loan and our results of operations for the periods in which such charges are taken.

Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. See “Business—Our Operations—Estimated Proved Reserves” for information about our estimated oil and natural gas reserves and our Standardized Measure of discounted future net revenues.

In order to prepare estimates of our proved reserves, Cawley, Gillespie & Associates, Inc., our independent reserve engineers, must project production rates and the timing of development expenditures as well as analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Although the reserve information contained in this prospectus is prepared by our independent reserve engineers, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. As required by SEC rules and regulations, we based the estimated discounted future net revenues from proved reserves as of December 31, 2012 and June 30, 2013 on the unweighted arithmetic average of the first-day-of-the-month price for the preceding twelve months without giving effect to derivative transactions as well as operating and development costs being incurred at the end of the reporting period. Consequently, it may not reflect the prices ordinarily received or that will be received for oil and natural gas production because of seasonal price fluctuations or other varying market conditions, nor may it reflect the actual costs that will be required to produce or develop the oil and natural gas properties. Accordingly, estimates included herein of future net cash flows may be materially different from the future net cash flows that are ultimately received. In addition, the ten percent discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general. Therefore, the estimates of discounted future net cash flows and Standardized Measure in this prospectus should not be construed as accurate estimates of the current market value of our proved reserves. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production; and

•	changes in governmental regulations or taxation.

Actual future prices and costs may differ materially from those used in the present value estimates included in this prospectus.

Our business depends on oil and natural gas gathering and transportation facilities owned by third parties.

The marketability of our oil and natural gas production will depend in part on the availability, proximity and capacity of gathering, processing and pipeline systems owned by third parties. The unavailability of, or lack of, available capacity on these systems and facilities could result in the shut-in of producing wells or the delay, or discontinuance, of development plans for properties. We do not expect to purchase firm transportation on third-party facilities and, therefore, we expect the transportation of our production to be generally interruptible in nature and lower in priority to those having firm transportation arrangements. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures or quality standards, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport our oil and natural gas.

The disruption of third-party facilities due to maintenance, force majeure and/or weather could also negatively impact our ability to market and deliver our products. We have no control over when or if such facilities are restored by third-party owners or operators, or what prices will be charged for their services. A total shut-in of production resulting from the acts or omissions of third-party transportation providers, or circumstances affecting third-party transportation facilities, could materially affect us due to a lack of cash flow, and if a substantial portion of the price risk associated with production volumes is mitigated through commodity derivative instruments at lower than market prices, those commodity derivative settlements would have to be paid from borrowings absent sufficient cash flow.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our exploration and development plans within our budget and on a timely basis.

Shortages or the high cost of drilling rigs, equipment, supplies, personnel or oilfield services, particularly in the Eaglebine, could delay or adversely affect our exploration and development operations or cause us to incur significant expenditures that are not provided for in our capital budget, which could have a material adverse effect on our business, financial condition or results of operations. The cost to develop our projects has not been fixed and remains dependent upon a number of factors, including the completion of detailed cost estimates and final engineering, contracting and procurement costs. Our drilling and operation schedules may not proceed as planned and may experience delays or cost overruns. Any delays may increase the costs of the projects, requiring additional capital, and such capital may not be available on a timely and cost-effective fashion.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas gathering, transportation and processing arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production will depend on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production will depend, in substantial part, on the availability and capacity of gathering systems, processing and pipelines facilities owned and operated by third-parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells due to lack of a market or inadequacy or unavailability of oil or natural gas pipelines or gathering system capacity. If our production becomes shut-in for any of these or other reasons, we would be unable to realize revenue from those wells until other arrangements were made to deliver the products to market.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires, explosions and ruptures of pipelines;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us as a result of:

•	injury or loss of life;

•	damage to and destruction of property, natural resources or equipment;

•	pollution or other environmental damage;

•	regulatory investigations or penalties;

•	suspension of our operations; or

•	repair or remediation costs.

We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our potential drilling locations are expected to be drilled over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill a substantial portion of our potential drilling locations.

We have provided information regarding potential drilling locations on our existing acreage. Our ability to drill and develop these locations is subject to a number of uncertainties, including the availability of capital, seasonal conditions, regulatory approvals, availability of drilling services and equipment, lease expirations, gathering systems, processing marketing and pipeline transportation constraints, oil and natural gas prices, drilling and production costs, drilling results and other factors. Additionally, our leases will expire if, prior to expiration of the initial term of such leases, we do not meet the production levels in the leases to hold the acreage. Because of these uncertainties and the potential for losing acreage where we have insufficient production to hold the acreage, we do not know if the potential drilling locations will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. Pursuant to SEC rules and guidance, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. SEC rules and guidance may limit our potential to book proved undeveloped reserves as we pursue our drilling program.

Our acreage must be drilled before lease expiration, generally within three to five years, in order to hold the acreage by production. In the highly competitive market for acreage, failure to drill sufficient wells in order to hold acreage will result in a substantial lease renewal cost, or if renewal is not feasible, loss of our lease and prospective drilling opportunities.

Our leases on oil and natural gas properties typically have a primary term of three to five years, after which they expire unless, prior to expiration, production is established within the spacing units covering the undeveloped acres. As of August 31, 2013, we had leases representing 13,016 net acres expiring in 2013, 18,304 net acres expiring in 2014, 14,458 net acres expiring in 2015 and 45,962 net acres expiring thereafter, assuming that we exercise $2.8 million of extension options during 2013, and all available lease extension options thereafter. If our extension options expire and we have to renew such leases on new terms, we could incur significant cost increases, and we may not be able to renew such leases on commercially reasonable terms or at all. In addition, on certain portions of our acreage, third-party leases become immediately effective if our leases expire. As such, our actual drilling activities may materially differ from our current expectations, which could adversely affect our business.

We are not the operator on a portion of our acreage, and, therefore, we will not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated assets.

Although we are the operator on the majority of our acreage, we are not the operator on approximately 14,021 net acres in the Eaglebine. As we carry out our exploration and development programs in the future, we may enter into arrangements with respect to existing or future drilling locations that result in additional drilling locations being operated by others. As a result, we may have limited ability to exercise influence over the operations of the drilling locations operated by our partners. Dependence on the operator could prevent us from realizing our target returns for those locations. The success and timing of exploration and development activities operated by our partners will depend on a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the operator’s expertise and financial resources;

•	the approval of other participants in drilling wells;

•	the selection of technology; and

•	the rate of production of reserves, if any.

This limited ability to exercise control over the operations of some of our drilling locations may cause a material adverse effect on our results of operations and financial condition.

Our operations are substantially dependent on the availability of water. Restrictions on our ability to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.

Water is an essential component of deep shale oil and natural gas production during both the drilling and hydraulic fracturing, or fracking, processes. According to the Lower Colorado River Authority, during 2011, Texas experienced the lowest inflows of water of any year in recorded history, and inflows remained below average through July 2012. As a result of this severe drought, some local water districts have begun restricting the use of water subject to their jurisdiction for hydraulic fracturing in order to protect local water supply. If we are unable to obtain water to use in our operations from local sources, we may be unable to economically produce oil and natural gas, which could have an adverse effect on our financial condition, results of operations and cash flows.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the timing, cost, manner or feasibility of conducting our operations or expose us to significant liabilities.

Our oil and natural gas exploration and production operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may experience delays in receiving such permits, approvals and certificates. Delays in permitting could result in delays in execution of our drilling and development program. We may incur substantial costs in order to maintain compliance with existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. Such costs could have a material adverse effect on our business, financial condition and results of operations. Failure to comply with laws and regulations applicable to our operations, including any evolving interpretation and enforcement by governmental authorities, could have a material adverse effect on our business, financial condition and results of operations.

See “Business—Regulation of the Oil and Natural Gas Industry” for a further description of the laws and regulations that affect us.

Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Oil and natural gas operations in our operating areas can be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Seasonal restrictions may limit our ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures.

The Endangered Species Act, or ESA, prohibits the harming of endangered or threatened species, provides for habitat protection, and imposes stringent penalties for noncompliance. The final designation of previously unprotected species in areas where we operate as threatened or endangered could cause us to incur increased costs arising from species protection measures or could result in limitations, delays, or prohibitions on our exploration and production activities that could have an adverse impact on our ability to develop and produce our reserves. As a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to consider listing more than 250 species as endangered under the ESA.

Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.

Our oil and natural gas exploration and production operations are subject to stringent and complex federal, state and local laws and regulations governing health and safety aspects of our operations, the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations that are applicable to our operations including the acquisition of permits before conducting drilling or underground injection activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency, or the EPA, and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties; the imposition of investigatory or remedial obligations; and the issuance of injunctions limiting or preventing some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations due to our handling of petroleum hydrocarbons and wastes, because of air emissions and waste water discharges related to our operations, and as a result of historical industry operations and waste disposal practices. Under certain environmental laws and regulations, we could be subject to joint and several, strict liability for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or whether the operations were in compliance with all applicable laws at the time those actions were taken. Private parties, including the owners of properties upon which our wells are drilled and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, the risk of accidental spills or releases could expose us to significant liabilities that could have a material adverse effect on our financial condition or results of operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our own results of operations, competitive position or financial condition. We may not be able to recover some or any of these costs from insurance.

Climate change laws and regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and natural gas that we produce while the physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane and other “greenhouse gases” present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth’s atmosphere and other climatic changes. These findings by the EPA have allowed the agency to proceed with the adoption and implementation of regulations restricting emissions of greenhouse gases under existing provisions of the federal Clean Air Act. Among other things, EPA regulations now require specified large greenhouse gas emitters in the United States, including companies in the energy industry, to annually report those emissions. Additionally, starting in 2011, new sources or modifications of existing sources of significant quantities of greenhouse gas emissions are required to obtain permits—and to use best available control technology to control those emissions—pursuant to the Clean Air Act as a prerequisite to the development of that emissions source. While these regulations have not to date materially affected our company, such regulations may over time require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the oil and natural gas we produce.

Additionally, the U.S. Congress has considered legislation to restrict or regulate emissions of greenhouse gases, such as carbon dioxide and methane, that are understood to contribute to global warming. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other initiatives continue to be proposed that may be relevant to greenhouse gas emissions issues. In addition, almost half of the states, either individually or through multi-state regional initiatives, have begun to address greenhouse gas emissions, primarily through the planned development of emission inventories or regional greenhouse gas cap and trade programs. Although most of the state-level initiatives have to date been focused on large sources of greenhouse gas emissions, such as electric power plants, it is possible that smaller sources could become subject to greenhouse gas-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for greenhouse gas emissions resulting from our operations. Any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas we produce.

Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our exploration and production operations. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. We may not be able to recover through insurance some or any of the damages, losses, or costs that may result from potential physical effects of climate change.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Hydraulic fracturing is an essential and common practice in the oil and natural gas industry used to stimulate production of natural gas and/or oil from dense subsurface rock formations. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. We expect to routinely apply hydraulic-fracturing techniques in many of our oil and natural-gas drilling and completion programs. The process is typically regulated by state oil and natural-gas commissions; however, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities involving diesel under the Safe Drinking Water Act and has released draft guidance documents regarding the process for obtaining a permit for hydraulic fracturing involving diesel fuel pursuant to this newly asserted regulatory authority.

Certain states, including Texas and Wyoming, have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, public disclosure, and well construction requirements on hydraulic-fracturing operations or otherwise seek to ban fracturing activities altogether. In addition to state laws, local land use restrictions, such as city ordinances, may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular. In the event state, local, or municipal legal restrictions are adopted in areas where we are currently conducting, or in the future plan to conduct operations, we may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells.

There are also certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic-fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic-fracturing practices, and a committee of the United States House of Representatives has conducted an investigation of hydraulic-fracturing practices. Furthermore, a number of federal agencies are analyzing, or have been requested to review, a variety of environmental issues associated with hydraulic fracturing. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with a progress report released in late 2012 and a draft final report scheduled to be released for public comment and peer review in 2014. In November 2011, the EPA also announced its intent to develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing, and the agency currently plans to issue an Advance Notice of Proposed Rulemaking that would seek public input on the design and scope of such disclosure regulations. Moreover, EPA is developing pretreatment standards and effluent limitations for discharge of wastewater from hydraulic fracturing activities and plans to propose these standards for shale gas by 2014. Additionally, the U.S. Department of the Interior has proposed rules that would impose new requirements on hydraulic fracturing operations conducted on federal lands. The rule would require companies to publicly disclose the chemicals used in hydraulic fracturing operations after fracturing operations have been completed and includes provisions addressing well-bore integrity and flowback water management plans.

Further, on April 17, 2012, the EPA approved final rules that subject all oil and natural gas operations (production, processing, transmission, storage and distribution) to regulation under the New Source Performance Standards (NSPS) and National Emission Standards for Hazardous Air Pollutants (NESHAPS) programs. These rules also include NSPS standards for completions of hydraulically fractured gas wells. These standards include the reduced emission completion (REC) techniques developed in EPA’s Natural Gas STAR program along with pit flaring of gas not sent to the gathering line. The standards are applicable to newly drilled and fractured wells as well as existing wells that are refractured. Further, the proposed regulations under NESHAPS include maximum achievable control technology (MACT) standards for those glycol dehydrators and storage vessels at major sources of hazardous air pollutants not currently subject to MACT standards. At this point, the effect these proposed rules could have on our business has not been determined. While these rules have been finalized, many of the rules’ provisions will be phased-in over time, with the more stringent requirements like REC not becoming effective until 2015.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, including litigation regarding, oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells, increased compliance costs and time, which could adversely affect our financial position, results of operations and cash flows.

Competition in the oil and natural gas industry is intense, making it more difficult for us to acquire properties, market oil and natural gas and secure trained personnel.

Our ability to acquire additional drilling locations and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment for acquiring properties, obtaining gathering, processing and pipeline transportation services, marketing oil and natural gas and securing equipment and trained personnel. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to pay more for productive oil and natural gas properties and exploratory drilling locations or to identify, evaluate, bid for and purchase a greater number of properties and locations than our financial or personnel resources permit. Furthermore, these companies may also be better able to withstand the financial pressures of unsuccessful drilling attempts, sustained periods of volatility in financial and commodity markets and generally adverse global and industry-wide economic conditions, and may be better able to absorb the burdens resulting from changes in relevant laws and regulations, which would adversely affect our competitive position. In addition, companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. The cost to attract and retain qualified personnel in the regions in which we operate has increased over the past few years due to competition and may increase substantially in the future. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital, which could have a material adverse effect on our business.

The loss of senior management or technical personnel could adversely affect our operations.

To a large extent, we depend on the services of our senior management and technical personnel who have extensive experience and expertise in evaluating and analyzing producing oil and natural gas properties and drilling prospects, maximizing production from oil and natural gas properties, marketing oil and natural gas production, and developing and executing acquisition, financing and hedging strategies. Our ability to hire and retain senior management and technical personnel is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could negatively impact our ability to execute our business strategy. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals.

Changes in the differential between benchmark prices of oil and natural gas and the reference or regional index price used to price our actual oil and natural gas sales could have a material adverse effect on our results of operations and financial condition.

The reference or regional index prices that we will use to price our oil and natural gas sales sometimes will reflect a discount to the relevant benchmark prices. The difference between the benchmark price and the price we reference in our sales contracts is called a differential. We cannot accurately predict oil and natural gas differentials. Changes in differentials between the benchmark price for oil and natural gas and the reference or regional index price we reference in our sales contracts could have a material adverse effect on our results of operations and financial condition.

Future derivative activities could result in financial losses or could reduce our income.

To achieve more predictable cash flows and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we may in the future enter into derivative arrangements for a portion of our oil and natural gas production, including collars and fixed-price swaps. We may not designate our future derivative instruments as hedges for accounting purposes, in which case we would record all derivative instruments on our balance sheet at fair value. Changes in the fair value of derivative instruments are recognized in earnings. Accordingly, our earnings may fluctuate significantly as a result of changes in the fair value of our derivative instruments.

Derivative arrangements also expose us to the risk of financial loss in some circumstances, including when:

•	production is less than the volume covered by the derivative instruments;

•	the counter-party to the derivative instrument defaults on its contract obligations; or

•	there is an increase in the differential between the underlying price in the derivative instrument and actual prices received.

In addition, our commodity derivative transactions will expose us to credit risk in the event of default by counterparties. Further deterioration in the credit markets may impact the credit ratings of our potential counterparties and affect their ability to fulfill their obligations to us and their willingness to enter into future transactions with us. A default under any of these agreements could negatively impact our financial performance.

The note purchase agreement and the term loan agreement require that we enter into commodity derivative contracts for specified minimum percentages of our anticipated future production. Additionally, these agreements provide that the lenders must approve the terms of our commodity derivative contracts. These restrictions could limit our flexibility in managing our exposure to commodity price risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Facilities and Notes.”

The adoption of derivatives legislation by Congress, and implementation of that legislation by federal agencies, could have an adverse impact on our ability to mitigate risks associated with our business.

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Reform Act, which, among other provisions, establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The legislation required the Commodities Futures Trading Commission, or the CFTC, and the SEC to promulgate rules and regulations implementing the new legislation, which they have done since late 2010 and continue to do into 2013. From late 2010 and continuing to the present date, the CFTC has introduced dozens of proposed rules coming out of the Dodd-Frank Reform Act, and has promulgated numerous final rules based on those proposals. The effect of the proposed rules and any additional regulations on our business is not yet entirely clear, but it is increasingly clear that the costs of derivatives-based hedging for commodities will likely increase for all market participants. Of particular concern, the Dodd-Frank Reform Act does not explicitly exempt end users from the requirements to post margin in connection with hedging activities. While several senators have indicated that it was not the intent of the Act to require margin from end users, the exemption is not in the Act. While rules proposed by the CFTC and federal banking regulators appear to allow for non-cash collateral and certain exemptions from margin for end users, the rules are not final and uncertainty remains. The full range of new Dodd-Frank requirements to be enacted, to the extent applicable to us or our derivatives counterparties, may result in increased costs and cash collateral requirements for the types of derivative instruments we use to mitigate and otherwise manage our financial and commercial risks related to fluctuations in natural gas, oil and NGL commodity prices. In addition, final rules were promulgated by the CFTC imposing federally-mandated position limits covering a wide range of derivatives positions, including non-exchange traded bilateral swaps related to commodities including oil and natural gas. These position limit rules were vacated by a Federal court in September 2012, and the CFTC has appealed that decision and could re-promulgate the rules in a manner that addresses the defects identified by the court. If these position limits rules go into effect in the future, they are likely to increase regulatory monitoring and compliance costs for all market participants, even where a given trading entity is not in danger of breaching position limits. These and other regulatory developments stemming from the Dodd-Frank Reform Act, including stringent new reporting requirements for derivatives positions and detailed criteria that must be satisfied to continue to enter into uncleared swap transactions, could have a material impact on our derivatives trading and hedging activities in the form of increased transaction costs and compliance responsibilities. Any of the foregoing consequences could have a material adverse effect on our financial position, results of operations and cash flows.

Declining general economic, business or industry conditions could have a material adverse effect on our results of operations.

Concerns over the worldwide economic outlook, geopolitical issues, the availability and cost of credit and the United States mortgage and real estate markets contributed to increased volatility and diminished expectations for the global economy. These factors, combined with volatile commodity prices, declining business and consumer confidence and increased unemployment resulted in a worldwide recession during the second half of 2008 and 2009. Concerns about global economic growth could have a significant adverse effect on global financial markets and commodity prices. If the economic climate in the United States or abroad were to deteriorate, demand for petroleum products could diminish, which could depress the prices at which we could sell our oil and natural gas and ultimately decrease our revenue and profitability.

Increased costs of capital could adversely affect our business.

Our business and operating results can be harmed by factors such as the availability, terms and cost of capital, increases in interest rates or a reduction in credit rating. Changes in any one or more of these factors could cause our cost of doing business to increase, limit our access to capital, limit our ability to pursue acquisition opportunities, reduce our cash flows available for drilling and place us at a competitive disadvantage. Recent and continuing disruptions and volatility in the global financial markets may lead to an increase in interest rates or a contraction in credit availability impacting our ability to finance our operations. We require continued access to capital. A significant reduction in the availability of credit could materially and adversely affect our ability to achieve our planned growth and operating results.

We may be subject to risks in connection with acquisitions, including the Chesapeake Acquisition, and the integration of significant acquisitions may be difficult.

We regularly evaluate acquisitions of reserves, properties, prospects and leaseholds and other strategic transactions that appear to fit within our overall business strategy. The successful acquisition of properties requires an assessment of multiple factors, including:

•	recoverable reserves;

•	future oil and natural gas prices and their appropriate differentials;

•	development and operating costs; and

•	potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we will perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis. Although the purchase and sale agreement for the Chesapeake Acquisition includes certain representations and warranties of the sellers and requires the sellers to indemnify us for certain losses, these representations, warranties and indemnities are subject to significant limitations and may not protect us against all liabilities or other problems associated with the acquired properties.

Significant acquisitions and other strategic transactions may involve other risks, including:

•	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;

•	challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with those of ours while carrying on our ongoing business;

•	difficulty associated with coordinating geographically separate organizations; and

•	challenge of attracting and retaining personnel associated with acquired operations.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

Additionally, the success of a significant acquisition will depend, in part, on our ability to realize anticipated growth opportunities from combining the acquired assets or operations into our existing operations. Even if a combination is successful, it may not be possible to realize the full benefits we may expect in estimated proved reserves, production volume, cost savings from operating synergies or other benefits anticipated from an acquisition or realize these benefits within the expected time frame. Anticipated benefits of an acquisition may be offset by operating losses relating to changes in commodity prices, or in oil and natural gas industry conditions, or by risks and uncertainties relating to the exploratory prospects of the combined assets or operations, or an increase in operating or other costs or other difficulties. If we fail to realize the benefits we anticipate from an acquisition, our results of operations may be adversely affected.

We may incur losses as a result of title defects in the properties in which we invest.

It is our practice in acquiring oil and natural gas leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interest. Rather, we rely upon the judgment of oil and natural gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to the drilling of an oil or gas well, however, it is the normal practice in our industry for the person or company acting as the operator of the well to obtain a preliminary title review to ensure there are no obvious defects in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct defects in the marketability of the title, and such curative work entails expense. Our failure to cure any title defects may delay or prevent us from utilizing the associated mineral interest, which may adversely impact our ability in the future to increase production and reserves. Additionally, undeveloped acreage has greater risk of title defects than developed acreage, and substantially all of our acreage, including the acreage acquired in the Chesapeake Acquisition, is undeveloped. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest or that we acquire, we will suffer a financial loss.

Certain federal income tax deductions currently available with respect to natural gas and oil exploration and development may be eliminated, and additional state taxes on natural gas extraction may be imposed, as a result of future legislation.

The Obama Administration’s budget proposal for fiscal year 2014 and legislation introduced in a prior session of Congress includes proposals that would, if enacted, make significant changes to U.S. federal income tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (1) the repeal of the percentage depletion allowance for oil and natural gas properties, (2) the elimination of current deductions for intangible drilling and development costs, (3) the elimination of the deduction for certain domestic production activities, and (4) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective.

The passage of any legislation as a result of these proposals or any other similar change in U.S. federal income tax law could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change, as well as any changes to or the imposition of new state or local taxes (including the imposition of, or increase in, production, severance or similar taxes), could negatively affect our financial condition and results of operations.

Risks Relating to the Offering and our Common Stock

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active liquid trading market for our common stock may not develop and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active and liquid trading market for our common stock may not develop or be maintained after this offering. Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a decline in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in the

“Underwriting” section of this prospectus, and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

The following factors could affect our stock price:

•	our operating and financial performance and drilling results, including reserve estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, publication of reports or changes or withdrawals of research coverage by equity research analysts;

•	speculation in the press or investment community;

•	sales of our common stock by us or our stockholders or the perception that such sales may occur;

•	changes in accounting principles;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Certain of our directors, executive officers and other members of management, and certain of our large stockholders have direct economic interests in some of our properties, and their interests may not be aligned with our interests.

Each of our executive officers, certain other members of our management, and Oso + Toro have overriding royalty interests relating to our existing oil and natural gas properties. These overriding royalty interests generally entitle them to percentages of the net revenue associated with sales of oil and natural gas produced from these oil and natural gas properties, without any corresponding responsibility for payment of any expenses other than certain taxes. These percentages range from 0% to 2.5% in the Eaglebine, 0% to 2.2% in the Wolfcamp and 0% to 4.2% in the Niobrara. Because the amounts of the overriding royalty interest percentages vary among our properties and do not apply to all of our properties, including properties acquired in the Chesapeake Acquisition, and will not apply to other properties acquired after completion of this offering, the overriding royalty interests may create conflicts of interest for our management in setting our exploration and development priorities. Since October 2012, we have not granted, and we do not intend to grant, additional overriding royalty interests with respect to our properties to our executive officers or other employees.

The concentration of our capital stock ownership by our largest stockholders will limit your ability to influence corporate matters.

Upon completion of this offering, we anticipate that Hunt Pettit, our founder, President and Chief Executive Officer, will own approximately         % of our outstanding common stock, and Highbridge will own approximately         % of our outstanding common stock. Consequently, Mr. Pettit and Highbridge will continue to have substantial control over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Additionally, Mr. Pettit and Highbridge are entitled to nominate persons to serve on our Board of Directors, subject to their maintaining certain levels of ownership of our common stock. See “Management—Board of Directors.” This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

Purchasers of common stock in this offering will experience immediate and substantial dilution of $             per share.

Based on an assumed initial public offering price of $             per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $             per share in the pro forma net tangible book value per share of our common stock from the initial public offering price, and our pro forma net tangible book value as of June 30, 2013 after giving effect to this offering would be $             per share. See “Dilution” for a complete description of the calculation of pro forma net tangible book value.

Because we are a relatively small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will need to comply with certain laws, regulations and requirements, including corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the New York Stock Exchange, or the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•

design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. See “Summary—Implications of Being an Emerging Growth Company.” If we choose to take advantage of some or all of these reduced reporting requirements, the information that we provide to our stockholders may be different from information provided by other public companies.

While we believe our internal control over financial reporting has been effective at supporting our past financial reporting needs, it may not continue to be effective at reporting activities as a public company operating under our current business strategy. If one or more material weaknesses emerge related to reporting the activities related to our current business strategy, or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Prior to completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. While we believe our internal control over financial reporting was effective under our business strategy of acquiring and selling undeveloped leasehold acreage, in the first quarter of 2012, we adopted a business strategy to develop and exploit our undeveloped leasehold acreage. We have implemented plans to enhance our financial reporting activities related to our current strategy and to meet the financial reporting requirements required of a public company. However, there is no certainty that as a result of our actions we will be able to maintain effective internal control over financial reporting.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

We are an “emerging growth company,” and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. See “Summary—Implications of Being an Emerging Growth Company.” We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our notes purchase agreement places certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates, which may not occur, and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities will dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings or otherwise issue additional shares of common stock or convertible securities. Assuming no exercise of the underwriters’ option to purchase additional shares, after the completion of this offering, we will have             outstanding shares of common stock. Following the completion of this offering, our management and our stockholders who acquired their shares pursuant to our corporate reorganization will beneficially own                 shares, or         % of our total outstanding shares, all of which will be restricted from immediate resale under the federal securities laws and                 shares of which will be subject to a lock-up agreement with the underwriters described in “Underwriting,” but may be sold into the market in the future. All of these stockholders are parties to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than 180 days after the date of this prospectus.

As soon as practicable after this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 3,787,160 shares of our common stock reserved for issuance under our stock incentive plan. Subject to the satisfaction of vesting conditions, restrictions applicable to our affiliates under Rule 144 under the Securities Act and the expiration of lock-up agreements, shares registered under our registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to and desirable by our stockholders, including:

•	a classified board of directors, so that only approximately one-third of our directors are elected each year;

•	limitations on the removal of directors; and

•	limitations on the ability of our stockholders to call special meetings; and

•	advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

Furthermore, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from engaging in business combination transactions with us. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Forward-looking statements may include statements about our:

•	discovery and development of oil and natural gas reserves;

•	cash flows and liquidity;

•	business and financial strategy, budget, projections and operating results;

•	oil and natural gas realized prices;

•	timing and amount of future production of oil and natural gas;

•	availability of drilling and production equipment;

•	availability of oil field labor;

•	amount, nature and timing of capital expenditures, including future development costs;

•	borrowing capacity under future credit facilities;

•	availability and terms of capital;

•	drilling and completion of wells;

•	competition;

•	marketing of oil and natural gas;

•	timing, location and size of property acquisitions;

•	expected benefits of the Chesapeake Acquisition;

•	costs of exploiting and developing our properties and conducting other operations;

•	general economic and business conditions;

•	effectiveness of our risk management activities;

•	environmental and other liabilities;

•	counterparty credit risk;

•	governmental regulation and taxation of the oil and natural gas industry; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk

Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These factors include risks related to:

•	variations in the market demand for, and prices of, oil and natural gas;

•	lack of proved reserves;

•	estimates of oil and natural gas data;

•	the adequacy of our capital resources and liquidity

•	general economic and business conditions;

•	failure to realize expected value creation from property acquisitions;

•	uncertainties about our ability to replace reserves and economically develop our reserves;

•	risks related to the concentration of our operations;

•	drilling results;

•	potential financial losses or earnings reductions from our commodity price risk management programs;

•	potential adoption of new governmental regulations; and

•	our ability to satisfy future cash obligations and environmental costs.

These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $             million from the sale of our common stock, assuming an initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses payable by us and underwriting discounts and commissions. An increase or decrease in the initial public offering price of $1.00 per share of common stock would cause the net proceeds that we will receive from this offering, after deducting estimated expenses payable by us and underwriting discounts and commissions, to increase or decrease by approximately $             million. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will pay all expenses related to this offering, other than the underwriting discount related to the shares sold by the selling stockholders.

We intend to use a portion of the net proceeds we receive from this offering to repay the $18 million Chesapeake note plus accrued interest. We intend to use the remainder of the net proceeds from this offering to fund a portion of our capital expenditure budget of $322 million for the remainder of 2013 and 2014. The capital expenditure budget includes approximately $77 million in 2013 and $214 million in 2014 for drilling and developing our leasehold acreage and approximately $11 million in 2013 and $20 million in 2014 for other capital expenditures, including acquiring additional oil and natural gas leases, extending the expiration of our current leasehold acreage and acquiring 3D seismic data. We intend to fund the remainder of our capital expenditure budget with cash on hand, cash flows from operations, a contingent payment we expect to receive from a previously completed disposition of Eaglebine acreage, borrowings under the term loan and proceeds from asset divestitures.

The following table sets forth the expected sources and uses of funds for repayment of the Chesapeake note and our capital expenditure budget from July 1, 2013 through December 31, 2014.

Sources of Funds ($ millions)			Uses of Funds ($ millions)
Net proceeds from this offering	$		Repayment of Chesapeake note and interest (6)	$19
Current cash and cash equivalents (1)		55	2013 drilling and completion capital	77
Borrowings under the term loan (2)		48	2014 drilling and completion capital	214
Contingent payment (3)		14	Other 2013 capital (7)	11
Other potential sources (4)			Other 2014 capital (7)	20

Total sources of funds (5)		$341	Total uses of funds (5)	$341

(1)	As of June 30, 2013.
(2)	The term loan availability is subject to certain conditions, including achievement of certain production levels.
(3)	Expected net payment of $14.3 million due in January 2014. See “Business—Our Operating Areas—Eaglebine.”
(4)	Other sources include cash flow from operations, proceeds from potential asset divestitures and/or additional debt.
(5)	Certain totals may not add due to rounding.
(6)	$18.0 million principal amount plus accrued interest.
(7)	Includes land acquisition, leasehold extension and seismic surveys.

The ultimate amount of capital we will expend is largely discretionary, subject to restrictions and maximum capital expenditures allowed under the terms of our senior unsecured notes and the term loan, and may fluctuate materially based on market conditions, the success of drilling operations, access to capital and other factors. The the agreements governing our senior unsecured notes and term loan limit our capital expenditures to those provided for in a plan of development approved by our lenders. Our lenders have approved the first 10 wells and $90 million of our drilling capital budget for the period of April 2013 to December 2013, which includes $9.1 million of drilling capital spent prior to July 1, 2013. Our drilling capital budget for the second half of 2013 and our drilling capital budget for 2014 reflect our management’s current expectations but are subject to the approval of our lenders. Additionally, the timing and costs of drilling on our non-operated Eaglebine leasehold acreage generally will be within the control of the operator of the acreage.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, our note purchase agreement and term loan agreement place restrictions on our ability to pay cash distributions.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013:

•	on a historical basis; and

•

on an adjusted basis giving effect to this offering, the receipt of the net proceeds therefrom, the use of a portion of the net proceeds to repay the Chesapeake note, and the automatic exercise of outstanding warrants for shares of our common stock at the completion of this offering on a net basis assuming an initial public offering price of $             per share.

You should read the following table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of June 30, 2013
	Historical	As Adjusted
	(in thousands)
Cash, cash equivalents and deposits	$55,040	$

Long-term debt, including current maturities:
Senior unsecured notes	140,000
Chesapeake note	18,417		—

Total long-term debt, including current maturities	158,417
Stockholders’ equity:
Common stock, $0.01 par value; 175,000,000 shares authorized, 20,000,000 shares (Historical) and shares (As Adjusted) issued and outstanding	5
Preferred stock, $0.01 par value; 25,000,000 shares authorized, no shares issued and outstanding	—		—
Additional paid-in capital	38,721
Retained earnings	(35)

Total stockholders’ equity	38,691

Total capitalization	$197,108	$

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of June 30, 2013, after giving pro forma effect to the automatic conversion of outstanding warrants at the completion of this offering, was approximately $             million, or $             per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock outstanding immediately prior to the closing of this offering, after giving effect to the automatic conversion of outstanding warrants at the completion of this offering. After giving effect to the automatic conversion of outstanding warrants and the sale of the shares in this offering and assuming the receipt of the estimated net proceeds (after deducting estimated discounts and expenses of this offering), our adjusted pro forma net tangible book value as of June 30, 2013 would have been approximately $             million, or $             per share. This represents an immediate increase in the net tangible book value of $             per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $             per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2013	$
Increase per share attributable to new investors in this offering	$

As adjusted pro forma net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

The following table summarizes, on an as adjusted basis as of June 30, 2013, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $                 , which is the midpoint of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Acquired(1)			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%

Total		100.0%		$	100.0%		$

(1)	The number of shares disclosed for the existing stockholders includes (i) shares being sold by the selling stockholders and (ii) shares to be issued upon automatic exercise of outstanding warrants at the completion of this offering on a net basis assuming an initial public offering price of $ per share. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

Set forth below are our selected consolidated financial data as of and for the periods indicated. The summary historical condensed consolidated financial data as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the six months ended June 30, 2013 and 2012 are not necessarily indicative of the results of operations for the entire year or any future period. The summary historical consolidated financial data as of and for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the notes thereto included elsewhere in this prospectus. The financial data included in this prospectus may not be indicative of our future results of operations, financial position and cash flows.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
	(in thousands)
Statement of operations data:
Revenues
Oil and natural gas revenues	$1,942	$111	$216	$—
Expenses
Lease operating expense	425	9	25	—
Abandoned leasehold interests	—	—	—	679
Full-cost ceiling impairment	8,447	—	3,957	—
General and administrative	9,638	1,721	10,538	1,069
Depreciation, depletion, and amortization	1,188	64	469	29

Total expenses	19,698	1,794	14,989	1,777
Loss from operations	(17,756)	(1,683)	(14,773)	(1,777)
Other income (expense)
Interest and other income	33	9	10	25
Interest expense	(10,809)	(1,097)	(3,827)	(270)
Gains on sale of assets	14,275	5,805	34,738	573

Total other income, net	3,499	4,717	30,921	328

Income (loss) before taxes	(14,257)	3,034	16,148	(1,449)
Income tax benefit (expense)	4,825	(2,650)	(7,414)	(29)

Net income (loss)	$(9,432)	$384	$8,734	$(1,478)

	As of June 30,	As of December 31,
	2013	2012	2011
	(unaudited)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$55,040	$10,228	$5,397
Property, plant and equipment	132,223	33,448	21,641
Total assets	200,288	68,074	27,968
Note payable, net of discount	141,352	21,293	9,928
Total equity	38,691	28,564	14,936

	Six Months Ended June,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
	(in thousands)
Other financial data:
Net cash used in operating activities	$(596)	$(3,138)	$(11,072)	$(1,004)
Net cash provided by (used in) investing activities	(70,687)	7,729	12,911	(17,868)
Net cash provided by financing activities	116,095	434	2,992	21,704
Opening cash	10,228	5,397	5,397	2,565
Closing cash	55,040	10,422	10,228	5,397

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are an independent exploration and production company focused on the acquisition, exploration, development and exploitation of unconventional oil and natural gas resources. As of August 31, 2013 we owned approximately 99,743 net acres in three basins: the Woodbine Sandstone, the Eagle Ford Shale and other stacked formations in East Texas, which we refer to as the Eaglebine; the Wolfcamp play in the Permian Basin in West Texas, which we refer to as the Wolfcamp; and the Niobrara Shale in the Denver-Julesburg Basin in Wyoming, which we refer to as the Niobrara. We target liquids-rich resource plays and have built our leasehold acreage position through direct acquisitions from mineral owners and larger aggregated acquisitions. Our management team has extensive engineering, geological, geophysical and technical expertise in our operating areas.

Our primary area of focus is the Eaglebine, in which we own approximately 71,119 net acres. We acquired the largest portion of this Eaglebine acreage, 57,275 net acres, from a subsidiary of Chesapeake Energy Corporation, or Chesapeake, and certain co-owners in April 2013 for approximately $93 million. We refer to this transaction as the Chesapeake Acquisition. We are the operator on approximately 57,098 of our net acres in the Eaglebine. In addition to our acreage in the Eaglebine, we have approximately 14,316 net acres in the Wolfcamp, where we have 100% operated working interests, and 14,308 net acres in the Niobrara, where we generally have 100% operated working interests.

Prior to the first quarter of 2012, we were engaged primarily in the acquisition and sale of undeveloped oil and natural gas leasehold interests. Beginning in the first quarter of 2012, we adopted a business strategy to develop and exploit our undeveloped leasehold acreage in order to provide a greater return on investments in those properties. At that time, we adopted the full cost method of accounting for oil and natural gas properties.

We began accumulating our leasehold acreage in our core areas in early 2011 and began development and exploitation of our acreage in the first quarter of 2012 with the participation in our first well, a non-operated Niobrara well. During 2012, we entered into agreements pursuant to which we sold working interests in a substantial portion of the Eaglebine acreage we owned prior to the Chesapeake Acquisition, retaining non-operated working interests in the acreage. Development of this non-operated Eaglebine acreage commenced in the second quarter of 2012. See “—Liquidity and Capital Resources—Asset Sales” and “Business—Our Operating Areas—Eaglebine.”

Our primary focus is now on the development of our operated acreage in the Eaglebine, and the majority of our capital expenditure budget for the period from July 2013 to December 2014 is focused on the development of this acreage. We began drilling on our operated Eaglebine acreage in May 2013, and we have drilled or are in the process of drilling eight operated wells on this acreage.

In August 2012, we completed a series of transactions that resulted in Energy & Exploration Partners, Inc. becoming a holding company for our business. We refer to these transaction as our corporate reorganization. See “Certain Relationships and Related Party Transactions—Corporate Reorganization.”

Factors that Significantly Affect Our Results and How We Evaluate Our Operations

As we continue to pursue our strategy of developing and exploiting our leasehold acreage, we expect that our results will be affected significantly by a number of factors, some of which are outside of our control. We discuss our performance based upon these factors and related operational metrics. These factors and metrics include the following, which we discuss in more detail below:

•	production volumes;

•	realized prices on the sale of oil and natural gas, including the effect of our commodity derivative contracts;

•	operating expenses, including lease operating expenses, impairment and depreciation, depletion and amortization;

•	general and administrative expenses; and

•	other income and expenses, including interest expenses, gain on sale of assets and income tax expense.

Production Volumes

Production volumes will directly impact our results of operations. We currently have limited production. Prior to completion of the Chesapeake Acquisition, our production was from two non-operated Niobrara wells, both of which commenced production in the first quarter of 2012, and four gross non-operated Eaglebine wells, one of which commenced production in the fourth quarter of 2012 and the other three of which commenced production in the first quarter of 2013. In the Chesapeake Acquisition completed in the second quarter of 2013, we acquired interests in eight operated producing wells and one non-operated producing well in the Eaglebine. We expect to increase production assuming drilling success in the future. For more information regarding production volumes and drilling plans, see “Business—Our Operations—Production, price and cost history” and “—Capital Budget.”

Realized Prices on the Sale of Oil and Natural Gas

Factors Affecting the Sales Price of Oil and Natural Gas

We market and expect to continue to market our crude oil and natural gas production to a variety of purchasers based on regional pricing. The relative prices of crude oil and natural gas are determined by the factors impacting global and regional supply and demand dynamics, such as economic conditions, production levels, weather cycles and other events. In addition, relative prices are heavily influenced by product quality and location relative to consuming and refining markets.

Oil. The New York Mercantile Exchange—West Texas Intermediate (NYMEX-WTI) futures price is a widely used benchmark in the pricing of domestic crude oil in the United States. The actual prices realized from the sale of crude oil differ from the quoted NYMEX-WTI price as a result of quality and location differentials. Quality differentials to NYMEX-WTI prices result from the fact that crude oils differ from one another in their molecular makeup, which plays an important part in their refining and subsequent sale as petroleum products. Among other things, there are two characteristics that commonly drive quality differentials: (1) the crude oil’s American Petroleum Institute, or API, gravity and (2) the crude oil’s percentage of sulfur content by weight. In general, lighter crude oil (with higher API gravity) produces a larger number of lighter products, such as gasoline, which have higher resale value and, therefore, normally sell at a higher price than heavier oil. Crude oil with low sulfur content (“sweet” crude oil) is less expensive to refine and, as a result, normally sells at a higher price than high sulfur-content crude oil (“sour” crude oil).

Location differentials to NYMEX-WTI prices result from variances in transportation costs based on the produced crude oil’s proximity to the major consuming and refining markets to which it is ultimately delivered. Crude oil that is produced close to major consuming and refining markets, such as near Cushing, Oklahoma, is in higher demand as compared to crude oil that is produced farther from such markets. Consequently, crude oil that is produced close to major consuming and refining markets normally realizes a higher price (i.e., a lower location differential to NYMEX-WTI). We believe Eaglebine oil production can generally be sold at a premium to NYMEX-WTI benchmark prices due to the Eaglebine’s proximity to the Gulf Coast.

In the past, crude oil prices have been extremely volatile, and we expect this volatility to continue. For example, the NYMEX-WTI oil price ranged from a high of $109.77 per Bbl to a low of $77.69 per Bbl during the year ended December 31, 2012 and from a high of $98.44 per Bbl to a low of $86.68 per Bbl in the first six months of 2013.

Natural Gas. The NYMEX-Henry Hub price of natural gas is a widely used benchmark for the pricing of natural gas in the United States. Similar to crude oil, the actual prices realized from the sale of natural gas differ from the quoted NYMEX-Henry Hub price as a result of quality and location differentials. Quality differentials to NYMEX-Henry Hub prices result from: (1) the Btu content of natural gas, which measures its heating value, and (2) the percentage of sulfur, CO2 and other inert content by volume. Wet natural gas with a high Btu content sells at a premium to low btu content dry natural gas because it yields a greater quantity of natural gas liquids (NGLs). Natural gas with low sulfur and CO2 content sells at a premium to natural gas with high sulfur and CO2 content because of the added cost to separate the sulfur and CO2 from the natural gas to render it marketable. Wet natural gas is processed in third-party natural gas plants, and residue natural gas as well as NGLs are recovered and sold. Dry natural gas residue from our properties is generally sold based on index prices in the region from which it is produced.

Location differentials to NYMEX-Henry Hub prices result from variances in transportation costs based on the natural gas’ proximity to the major consuming markets to which it is ultimately delivered. Also affecting the differential is the processing fee deduction retained by the natural gas processing plant generally in the form of percentage of proceeds. Generally, these index prices have historically been at a discount to NYMEX-Henry Hub natural gas prices.

In the past, natural gas prices have been extremely volatile, and we expect this volatility to continue. For example, the NYMEX-Henry Hub natural gas price ranged from a high of $3.77 per MMBtu to a low of $1.82 per MMBtu during the year ended December 31, 2012 and from a high of $4.38 per MMBtu to a low of $3.08 per MMBtu in the first six months of 2013.

Commodity Derivative Contracts

We expect to adopt a commodity derivative policy designed to minimize volatility in our cash flows from changes in commodity prices. Our note purchase agreement and term loan agreement require us to enter into commodity derivative instruments for specified minimum and maximum levels of anticipated production. We have not determined the portion of our estimated production for which we will mitigate our risk through the use of commodity derivative instruments, but in no event will we maintain a commodity derivative position in an amount in excess of our estimated production. Should we reduce our estimates of future production to amounts which are lower than our commodity derivative volumes, we will reduce our positions as soon as practical. If forward crude oil or natural gas prices increase to prices higher than the prices at which we have entered into commodity derivative positions, we may be required to make margin calls out of our working capital in the amounts those prices exceed the prices we have entered into commodity derivative positions.

Operating Expenses

Operating expenses consist of lease operating expense, full cost ceiling impairment and impairment of unevaluated leasehold interests, and depreciation, depletion and amortization (DD&A). We discuss impairment and DD&A under the full cost method of accounting below under “—Critical Accounting Policies and Estimates—Oil and Natural Gas Properties.”

Lease Operating Expense

Lease operating expense consists primarily of oil and natural gas production expenses and production and ad valorem taxes.

Oil and Natural Gas Production Expenses. Oil and natural gas production expenses are the costs incurred in the operation of producing properties and workover costs. We expect expenses for utilities, direct labor, water injection and disposal, and materials and supplies to comprise the most significant portion of our oil and natural gas production expenses. Oil and natural gas production expenses do not include general and administrative costs or production and other taxes. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities may result in increased oil and natural gas production expenses in periods during which they are performed.

A majority of our operating cost components will be variable and increase or decrease as the level of produced hydrocarbons and water increases or decreases. For example, we will incur power costs in connection with various production related activities such as pumping to recover oil and natural gas and separation and treatment of water produced in connection with our oil and natural gas production. Over the life of hydrocarbon fields, the amount of water produced may increase for a given volume of oil or gas production, and, as pressure declines in natural gas wells that also produce water, more power will be needed to provide energy to artificial lift systems that help to remove produced water from the wells. Thus, production of a given volume of hydrocarbons may become more expensive each year as the cumulative oil and natural gas produced from a field increases until, at some point, additional production becomes uneconomic.

Production and Ad Valorem Taxes. Texas regulates the development, production, gathering and sale of oil and natural gas, including imposing production taxes and requirements for obtaining drilling permits. For oil production, Texas currently imposes a production tax of 4.6% of the market value of the oil produced and an additional 3/16 of one cent per barrel of crude petroleum produced, and for natural gas, Texas currently imposes a production tax of 7.5% of the market value of the natural gas produced. Wyoming imposes production taxes at a base rate of 6% and conservation tax of 0.04% based on the market value of oil and natural gas production. Ad valorem taxes are generally tied to the valuation of oil and natural gas properties; however, these valuations are reasonably correlated to revenues, excluding the effects of any commodity derivative contracts.

General and Administrative Expenses

We expect that general and administrative expenses will increase following the closing of this offering when we will be a publicly traded company. General and administrative expenses related to being a publicly traded company include: Exchange Act reporting expenses; expenses associated with Sarbanes-Oxley compliance; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs; and director compensation.

Other Income and Expenses

Our other income and expenses consist primarily of interest expense, gain on sale of assets and income tax expense.

Interest Expense

We have financed and expect to continue to finance a portion of our working capital requirements, capital expenditures and acquisitions with borrowings under our debt facilities and notes. See “—Liquidity and Capital Resources—Debt Facilities and Notes.” As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. We include interest paid to our lenders in interest expense. In addition, we include the amortization of deferred financing costs (including origination and amendment fees), debt extinguishment costs, commitment fees and annual agency fees in interest expense. As a result of the significant increase in our indebtedness as a result of the financing of the Chesapeake Acquisition and our expected borrowings under the term loan, our interest expense will increase significantly in the future in comparison to prior periods.

Gain on Sale of Assets

During 2012, we entered into agreements pursuant to which we sold working interests in a substantial portion of the Eaglebine acreage we owned prior to the Chesapeake Acquisition. See “—Liquidity and Capital Resources—Asset Sales” and “Business—Our Operating Areas—Eaglebine.” Our results include gains on the sale of assets related primarily to these transactions.

Income Tax Expense

Prior to April 13, 2012, our properties were owned by a limited liability company that elected to be taxed as an S corporation and therefore was not a taxable entity and did not directly pay federal income taxes. Accordingly, no provision for federal corporate income taxes has been provided for the period from February 14, 2006, the date of our inception, to December 31, 2011, or for the period from January 1, 2012 to April 13, 2012, as taxable income was allocated directly to our equity holders.

Our income tax expense in our historical financial statements for periods prior to April 13, 2012 results from the State of Texas margin tax that applies to entities organized as partnerships or limited liability companies.

On April 13, 2012, Energy & Exploration Partners, LLC terminated its election to be treated as an S corporation and became a C corporation for federal income tax reporting purposes. Accordingly, as of that date we became, and after our corporate reorganization continue to be, subject to federal income taxes, which may affect future operating results and cash flows. In connection with our becoming a C corporation, an estimated net deferred tax liability of approximately $1.1 million was established for differences between the book and tax basis of our assets and liabilities and a corresponding expense was recorded to net income from operations.

Results of Operations

The discussion of our results of operations and period to period comparisons presented below analyze our historical results, which may not be indicative of future results.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Production and Oil and Natural Gas Sales

Net production was 26,439 Boe and oil and natural gas sales were $1.9 million for the six months ended June 30, 2013 compared to net production of 1,503 Boe and oil and natural gas sales of $0.1 million for the six months ended June 30, 2012. This increase is primarily related to an increase in producing wells from two gross producing wells at June 30, 2012 to 15 gross producing wells at June 30, 2013. This increase in the number of producing wells is mostly attributable to our April 2013 Chesapeake Acquisition, which included interests in 11 producing wells at June 30, 2013 and three wells completed and brought on production during the fourth quarter of 2012 and first quarter of 2013. Effective June 25, 2013, we sold all of our Weld County, Colorado property interests, including two gross producing wells.

The price received on our oil sales during the six months ended June 30, 2013 of $95.03 was the average months’ NYMEX-WTI prices adjusted for differentials determined on a locational basis and other market factors. The average NYMEX-WTI price for the six months ended June 30, 2013 was $94.30.

The price received on our natural gas sales during six months ended June 30, 2013 of $4.23 per Mcf was the average months’ Henry Hub natural gas spot price adjusted for differentials determined on a locational basis and other market factors. The average Henry Hub natural gas spot price for the six months ended June 30, 2013 was $3.75 per Mcf.

Operating Expenses

Lease Operating Expense. Lease operating expense was $0.4 million for the six months ended June 30, 2013, compared to $0.01 million for the six months ended June 30, 2012. Lease operating expense is principally composed of oil and natural gas production expenses and production and ad valorem taxes. The increase in these components is solely related to the increase in the number of producing wells from two gross productive wells at June 30, 2012 to fifteen gross productive wells at June 30, 2013. The increase in number of producing wells is principally due to producing wells acquired in our Chesapeake Acquisition as well as three other gross wells that commenced production during the fourth quarter of 2012 and the first quarter of 2013. Our first producing wells began production in March 2012, and, as a result, we had de minimis lease operating expenses associated with the aforementioned two wells for the six months ended June 30, 2012.

Full-Cost Ceiling Impairment and Impairment of Unevaluated Leasehold Interests. Full cost ceiling impairment was approximately $8.4 million for the six months ended June 30, 2013 due to an $8.4 million excess in carrying costs associated with our evaluated properties (net of amortization) over the estimated ceiling at March 31, 2013. We had no full cost ceiling impairment for the three months ended June 30, 2012 due mostly to an increase in oil and gas reserves. As a result of our April 8, 2013 Chesapeake Acquisition, our proved reserves increased to approximately 2.3 MMBoe with a Standardized Measure of about $32.9 million at June 30, 2013 from 0.03 MMBoe with a Standardized Measure of about $0.9 million at December 31, 2012. The full-cost ceiling impairment impacts the accumulated depletion and the net carrying value of the our assets on our balance sheet, as well as the corresponding stockholders’ equity, but it has no impact on our net cash flows as reported.

Depletion, Depreciation and Amortization Expenses. Depletion, depreciation and amortization increased by approximately $1.1 million from $0.1 million for the six months ended June 30, 2012 to $1.2 million for the six months ended June 30, 2013. Of this increase, $1.1 million relates to depletion on evaluated properties. As of June 30, 2013, we had 18 gross evaluated wells subject to amortization, 15 of which were producing and three of which were non-producing evaluated wells, compared to two gross evaluated wells subject to amortization at June 30, 2012.

General and Administrative Expenses

General and administrative expenses increased by approximately $7.9 million from $1.7 million for the six months ended June 30, 2012 to $9.6 million for the six months ended June 30, 2013. Of the $7.9 million increase, $5.8 million related to non-cash share-based compensation expense related to awards granted under our 2012 Stock Incentive Plan which was established in the third quarter of 2012. There was no share-based compensation expense for the six months ended June 30, 2012. Excluding share-based compensation expense, general and administrative expenses increased $2.1 million of which $0.9 million related to tax penalties and interest and the remaining $1.2 million was due to a combination of factors including increased employee head count, increases in professional fees, contract labor and consulting fees.

Other Income and Expenses

The following table summarizes other income and expenses for the periods indicated (in thousands):

	Six Months Ended June 30,		$ Variance
	2013	2012
Other income (expense):
Interest and other income	$33	$9	$24
Interest expense	(10,809)	(1,097)	(9,712)
Gain on Sales of Assets:	14,275	5,805	8,470

Total other income, net	$3,499	$4,717	$(1,218)

Interest Expense. Interest expense increased approximately $9.7 million from $1.1 million for the six months ended June 30, 2012 to $10.8 million for the six months ended June 30, 2013. This increase related to increased interest payments and amortization of loan costs associated with outstanding debt ranging from $21.5 million during the six months ended June 30, 2012 to $158.0 million during the six months ended June 30, 2013. On April 8, 2013, we issued our senior unsecured notes in the amount of $140.0 million at a rate of 15% to 20% per annum. We used the proceeds of the issuance of the senior unsecured notes to retire our then existing credit facility, pay a portion of the purchase price for the Chesapeake Acquisition and provide funds for our drilling program. The outstanding amount of the then existing credit facility was $21.4 million. In addition, on April 8, 2013, we issued the $18.0 million subordinated Chesapeake note as payment for the remaining purchase price for the Chesapeake Acquisition.

Gain on Sales of Assets. Gain on sales of assets increased by approximately $8.5 million from $5.8 million for the six months ended June 30, 2012 to $14.3 million for the six months ended June 30, 2013. This increase is related to a $14.6 million contingent payment net of related expenses received from one of our operating partners related to a purchase and sale agreement executed in March 2012 but for which the contingent requirements were met in March 2013.

Income Tax Expense

Income tax expense decreased approximately $7.5 million from a tax expense of $2.7 million for the six months ended June 30, 2012 to a tax benefit of $4.8 million for the six months ended June 30, 2013. This decrease is primarily related to a $16.4 million decrease in income before taxes related to business operations during the first six months of 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Production and Oil and Natural Gas Sales

Net production was 3,281 Boe and oil and natural gas sales was $0.2 million for the year ended December 31, 2012. We had no production or oil and natural gas revenues in the year ended December 31, 2011. The production and revenues in 2012 were solely related to the change in our business focus during 2012 from the purchase and sale of leases to the acquisition, exploration, development, exploitation and production of unconventional oil and natural gas resources. During 2012, we had working interests in three producing wells: Moss 14-16H well in Weld County, CO, Barracuda 20-14-7-80 well in Weld County, CO, and Baker #1H well in Grimes County, TX. Production on our first well began in March 2012.

The price received on our oil sales during 2012 of $87.58 was the average months NYMEX-WTI prices adjusted for differentials. The average NYMEX-WTI price for the ten months ended December 31, 2012 was $92.78.

The price received on our natural gas sales during 2012 of $3.08 per Mcf was the average months Henry Hub natural gas spot price adjusted for differentials. The average Henry Hub natural gas spot price for the ten months ended December 31, 2012 was $2.79.

Operating Expenses

Lease Operating Expense. Lease operating expense was approximately $0.03 million for the year ended December 31, 2012. Lease operating expense is principally composed of oil and natural gas production expenses and ad valorem taxes. The lease operating expense in 2012 is solely related to the change in our business focus during 2012 from the purchase and sale of leases to the acquisition, exploration, development, exploitation and production of unconventional oil and natural gas resources. We had no working interests in producing wells prior to the year ended December 31, 2011 and, therefore, had no corresponding lease operating expense.

Full-Cost Ceiling Impairment and Impairment of Unevaluated Leasehold Interests. Full-cost ceiling impairment was approximately $4.0 million for the year ended December 31, 2012. During 2012 we recorded our initial investment in proved properties and also recorded a full-cost ceiling impairment of approximately $4.0 million in the same period related to the full-cost ceiling limitation on the properties in our full-cost pool. We had no full cost ceiling impairment during the year ended December 31, 2011.

We had no impairment of unevaluated leasehold interests in the year ended December 31, 2012. Impairment of unevaluated leasehold interests was $0.7 million for the year ended December 31, 2011. The $0.7 million impairment within our unevaluated properties related to leases that were abandoned or leases in which we deemed it unlikely to recover our full investment at December 31, 2011.

The full-cost ceiling impairment impacts the accumulated depletion and the net carrying value of the assets on our balance sheet, as well as the corresponding shareholders’ equity, but it has no impact on our net cash flows as reported.

Depletion, Depreciation and Amortization Expenses. In 2012 our initial proved property investments resulted in the recognition of depletion expense associated with the drilling and completion of wells placed into production during 2012.

Depletion, depreciation and amortization, or DD&A, increased by approximately $0.4 million from $0.03 million for the year ended December 31, 2011 to $0.4 million for the year ended December 31, 2012, of which $0.3 million relates to depletion on evaluated properties. During the year ended December 31, 2012 we had three producing wells subject to amortization compared to no producing wells for the year ended December 31, 2011. The remaining $0.1 million increase relates to increased depreciation expense on our office equipment, furniture and fixtures due to increased purchases of furniture and fixtures during the year to support increased personnel.

General and Administrative Expenses

General and administrative expenses increased approximately $9.4 million from $1.1 million for the year ended December 31, 2011 to $10.5 million for the year ended December 31, 2012. Non-cash share-based compensation expense related to restricted share awards was approximately $3.9 million in 2012. There was no share-based compensation expense in 2011. Excluding share-based compensation in 2012, general and administrative expenses increased $5.5 million due to a combination of factors including increased head count, increases in professional fees, contract labor and consulting fees.

Other Income and Expenses

The following table summarizes other income and expenses for the periods indicated (in thousands):

	Year Ended December 31,
	2012	2011	$ Variance
Other income and expenses:
Interest and other income	$10	$25	$(15)
Interest expense	(3,827)	(270)	(3,557)
Gain on Sales of Assets:	$34,738	$573	$34,165

Other income and expenses	$30,921	$328	$30,593

Interest Expense. At December 31, 2011, we had indebtedness of $10.0 million under a 14% senior secured note from Petro Capital XXV, LLC, which we refer to as the Petro Capital note. During the second quarter of

2012, we repaid the Petro Capital note and replaced it with a $100.0 million senior secured advancing line of credit, with a 15% variable rate and an initial $30 million borrowing base. The outstanding balance on this line of credit, which we refer to as the Guggenheim credit facility, was $21.3 million at December 31, 2012.

Interest expense increased approximately $3.6 million from $0.3 million for the year ended December 31, 2011 to $3.8 million for the year ended December 31, 2012. This increase related to a $2.2 million increase in actual interest expense, a $0.4 million increase in amortization of debt origination costs, and an increase of $1.0 million in debt extinguishment costs related to the retirement of the Petro Capital note and a proposed term loan which was later terminated before execution. Amortization expense is calculated using the effective-yield method.

Given the increase in outstanding debt as of April 8, 2013, we expect cash interest related to this debt of approximately $15.6 million during the year 2013.

Gain on Sales of Assets. Gain on sales of assets increased by approximately $34.1 million from $0.6 million for the year ended December 31, 2011 to $34.7 million for the year ended December 31, 2012. This increase is a result of our sales of working interests in our Eaglebine area described below under “—Liquidity and Capital Resources—Asset Sales.” The properties sold as part of these transactions were our interests in unevaluated leases with no determinable reserves. As a result, proceeds received from the sale were applied against our basis in the unevaluated leases, resulting in $0 basis for these properties as of December 31, 2012. A gain on the sale was recognized to the extent the proceeds exceeded the basis. Proceeds from these transactions amounted to approximately $78.0 million, which were offset by approximately $43.3 million in the cost of the unevaluated leases.

Income Tax Expense. Income tax expense increased $7.4 million from $0.03 million for the year ended December 31, 2011 to $7.4 million for the year ended December 31, 2012.

As discussed above, prior to April 13, 2012, our properties were owned by a limited liability company, which was treated as an S corporation for federal income tax purposes, and therefore was not a taxable entity and did not directly pay federal income taxes. Accordingly, no provision for federal income taxes has been provided for the period from February 14, 2006, the date of our inception, to December 31, 2011, or for the period from January 1, 2012 to April 13, 2012, as taxable income was allocated directly to our equity holders.

Our income tax expense for the year ended December 31, 2011 results solely from the Texas margin tax.

Liquidity and Capital Resources

Through June 30, 2013 our primary sources of liquidity have been associated with the acquisition of leasehold acreage positions and subsequent sales, and borrowings under debt facilities.

Asset Sales

In 2012, we entered into two agreements with a subsidiary of Halcón Resources Corporation, or Halcón, related to the Eaglebine. The first agreement provided for our sale to Halcón of a 65% operated working interest in certain Eaglebine acreage and created an area of mutual interest, which we refer to as AMI #1, in the area of the conveyed acreage. The second agreement established another area of mutual interest in the Eaglebine, which we refer to as AMI #2.

These agreements with Halcón resulted in the conveyances by us of a 65% working interest in 49,526 net acres (32,192 net to Halcón) in AMI #1 and an 80% working interest in 3,988 net acres (3,190 net to Halcón) in AMI #2 for $46.5 million, which included reimbursement of $1.1 million of Halcón’s share of acreage acquisition and surface costs. In addition, under the terms of the AMI #2 agreement, we acquired a 20% working interest in 3,900 net acres (780 net to us) for $2.3 million, of which we sold 5%, or 195 net acres, to CEU Huntsville, LLC, which we refer to as Huntsville, for $0.6 million pursuant to the agreement with Huntsville described below.

In accordance with the terms of the AMI #1 agreement, working interests conveyed to Halcón in 45,050 net acres (29,283 net to Halcón) were subject to a contingent payment of $1,000 per net acre conveyed. In the first quarter of 2013, we entered into an agreement with Halcón whereby Halcón paid $14.6 million of the contingent payment to us. The agreement requires Halcón to pay the remaining balance of the contingent payment of $14.6 million by January 31, 2014. If Halcón for any reason does not pay the remaining balance of the contingent payment by January 31, 2014, we will have the right to purchase all of Halcón’s interests in the acreage it acquired pursuant to the AMI #1 agreement and its working interest in the first two wells drilled in AMI #1 for $14.6 million.

Also in 2012, we entered into a purchase and sale agreement with CEU Huntsville, LLC, or Huntsville, a subsidiary of Exelon Generation Company, LLC, providing for the sale to Huntsville of a 10% non-operated working interest in our AMI #1 acreage and a 5% non-operated working interest in our AMI #2 acreage. Pursuant to this agreement, we conveyed to Huntsville 4,774 net acres in AMI #1 and AMI #2 for $30.9 million through December 31, 2012 and received $2.5 million as reimbursement for costs associated with the first three Halcón-operated Eaglebine wells. In addition to the cash proceeds, if Huntsville achieves a 20% internal rate of return, it will reconvey 30% of the working interest it holds in wells and acreage in both AMI #1 and AMI #2 to us. For future acquisitions, Huntsville generally has the right to elect to participate in AMI #1 or AMI #2 by paying its pro rata 10% share of all acreage costs in AMI #1 and its pro rata 5% share of all acreage costs plus $100 per net acre in AMI #2. See “Business—Our Operating Areas—Eaglebine.”

In June 2013, we sold our Niobrara assets located in Weld County, Colorado for consideration of $5.5 million in cash, subject to customary purchase price adjustments. The divested assets include approximately 2,648 net acres and two gross (0.1 net) non-operated wells.

Debt Facilities and Notes

During 2012, prior to its retirement, the senior secured Petro Capital note had borrowings totaling $15.0 million which were used to fund leasehold acquisitions and our share of operating costs with our operating partners. We repaid the Petro Capital note on June 26, 2012 with borrowings under our Guggenheim credit facility, under which we initially borrowed $21.5 million to repay the Petro Capital note, increase our working capital and fund 50% of the drilling and completion costs for our first Eaglebine well. After subsequent draws on the Guggenheim credit facility associated with drilling five gross non-operated wells and repayments associated with the sale of working interests to Huntsville, the Guggenheim credit facility had a balance of $21.5 million.

On April 8, 2013, we issued senior unsecured notes to Highbridge and Apollo in the aggregate principal amount of $140.0 million. We used a portion of the net proceeds from our senior unsecured notes to fund the remaining cash purchase price for the Chesapeake Acquisition and to repay indebtedness under our Guggenheim credit facility. On August 20, 2013, we entered into an agreement with Highbridge and Apollo pursuant to which Highbridge and Apollo will provide a $75.0 million term loan, subject to satisfaction of certain conditions. Additionally, as part of the purchase price for the Chesapeake Acquisition, we entered into the $18.0 million Chesapeake note. Each of these debt facilities and instruments is described below.

Senior Unsecured Notes

From April 8, 2013 through April 7, 2017, our senior unsecured notes issued to Highbridge and Apollo bear interest at a rate equal to the greater of (i) 15% per year and (ii) the annual rate payable on the term loan plus 2%. If we have not refinanced the senior unsecured notes by April 8, 2017, the interest rate from April 8, 2017 until maturity will be the greater of (i) 20% per year and (ii) the annual rate payable on the term loan plus 2%.

Our senior unsecured notes are not secured by our assets but are guaranteed by all of our subsidiaries.

Our senior unsecured notes mature on April 8, 2018 and are subject to prepayment penalties if repaid within three years of issuance. For any prepayments made on or prior to October 8, 2015, we must pay a make-whole amount equal to the present value of the interest payable on the principal balance of the prepaid notes from the date of prepayment through October 8, 2015, discounted at a rate equal to the yield to maturity for the applicable United States treasury securities plus 50 basis points. For any prepayments made on or before April 8, 2016, we must pay a prepayment premium equal to 3% of the outstanding principal amount repaid.

The note purchase agreement related to our senior unsecured notes contains certain covenants that, among other things:

•	limit our investments, loans and advances and the payment of dividends and other restricted payments;

•

limit our incurrence of additional indebtedness, other than under the term loan or, if at least $50.0 million has been borrowed under the term loan and the term loan has been repaid in full and terminated, a $125.0 million reserve based loan;

•	prohibit the granting of liens, other than certain permitted liens;

•	prohibit mergers, consolidations and sales of all or a substantial part of our business or properties without lender consent;

•	limit general and administrative costs;

•	limit our capital expenditures to those allowed under the approved plan of development, or APOD, which must be submitted for approval no less than once yearly;

•	limit our acquisitions of oil and gas properties;

•

require us to meet certain financial tests consisting of an interest coverage ratio, minimum production volumes, proved developed producing reserves asset coverage ratio, proved reserves asset coverage ratio, total leverage ratio and current ratio beginning with the fiscal quarter ending December 2013 and calculated at the end of each subsequent quarter or semi-annually, as applicable; and

•	require minimum liquidity.

Additionally, the note purchase agreement related to our senior unsecured notes requires us to enter into commodity derivative contracts with respect to the following minimum percentages of anticipated production from proved developed producing reserves for a period of three years:

•	after three operated wells have been completed and producing for 60 days, 40%;

•	after five operated wells have been completed and producing for 60 days, 50%; and

•	after ten operated wells have been completed and producing for 60 days, 60%.

We generally may not enter into commodity derivative contracts with respect to more than 80% of anticipated production from proved developed producing reserves. All such commodity derivative agreements must be on terms approved by Highbridge.

The note purchase agreement related to our senior unsecured notes includes certain events of default, some of which may be outside of our control. The events of default include:

•	failure to pay any principal or interest due under the senior unsecured notes;

•	failure to perform or otherwise comply with the covenants in the note purchase agreement;

•	bankruptcy or insolvency events involving us or our subsidiaries;

•	the entry of a judgment, order, decree, or arbitration award of more than $2.5 million individually or in the aggregate;

•	a change of control; or

•	failure to operate our oil & gas properties in a prudent manner.

In connection with the issuance of our senior unsecured notes, we issued to Highbridge and Apollo warrants to purchase an aggregate of 269,231 shares of our mandatorily convertible preferred stock at an exercise price of $0.01 per share. Each share of the preferred stock is convertible at the option of the holder prior to our initial public offering and will convert automatically upon completion of our initial public offering into 40 shares of our common stock, or an aggregate of 10,769,240 shares of our common stock. To the extent not previously exercised, at the completion of our initial public offering, the warrants will automatically be exercised on a net basis for the number shares of our common stock into which the shares of preferred stock issuable upon exercise of the warrants would then be converted less a number of shares equal to the aggregate exercise price divided by the initial public offering price per share. Assuming the warrants are not exercised prior to completion of this offering and assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), holders of the warrants will receive an aggregate of              shares of our common stock upon completion of this offering.

Term Loan

Total commitments of the lenders under the term loan are $75.0 million. We may draw under the term loan in three installments of $25.0 million, subject to the satisfaction of certain conditions, including our achievement of the following rates of production:

•	For the first draw of $25.0 million, 30-day average production of 750 Boe/d, provided that no more than 44% of such production may be from a single well;

•	For the second draw of $25.0 million, 30-day average production of 1,250 Boe/d, provided that no more than 33% of such production may be from a single well;

•	For the final draw of $25.0 million, 30-day average production of 1,500 Boe/d, provided that no more than 25% of such production may be from a single well; and

•	Compliance with a proved developed producing reserve asset coverage ratio.

Each draw on the term loan is subject to an upfront fee payable to our lenders of 2% of the principal amount drawn.

Interest on the term loan will accrue at a floating rate of 3-month LIBOR plus 10%, with a LIBOR floor of 2%, payable quarterly.

The term loan is secured by a first-priority security interest in substantially all of our and our subsidiaries’ real and personal assets. All of our subsidiaries will guaranty the term loan.

The term loan matures August 20, 2016 and is subject to prepayment penalties if repaid within two years of the initial funding date. For any prepayments made prior to 18 months following the initial funding date, we must pay a make-whole amount equal to the present value of the interest payable on the principal balance of the prepaid amount from the date of prepayment through 18 months after the initial funding date, discounted at a rate equal to the yield to maturity for the United States treasury securities plus 50 basis points. For any prepayments made from 19 months through 24 months after the initial funding date, we must pay a prepayment premium equal to the greater of (i) 3% of the principal amount prepaid and (ii) the amount necessary to return 1.25x the repaid principal amount.

The term loan agreement contains performance and financial covenants similar to those set forth in the note purchase agreement governing our senior unsecured notes. The term loan agreement also contains certain additional covenants that, among other things:

•	limit our incurrence of additional indebtedness (no provision made for a reserve based loan);

•	require us to meet a secured debt ratio, in addition to the various financial tests required under the senior unsecured notes; and

•	require us to achieve and maintain certain minimum production levels.

Chesapeake Note

The Chesapeake note matures on the earlier of (i) October 8, 2018, (ii) the closing of this offering or (iii) six months after the date of repayment of our senior notes and term loan in full. The Chesapeake note bears interest at 10% per annum until our senior unsecured notes and the term loan are both paid in full and 15% thereafter. Until our senior unsecured notes and the term loan are both paid in full, all interest shall be paid in kind.

Liquidity Outlook

We expect to incur substantial expenses and generate significant operating losses as we continue to explore for and develop our oil and natural gas prospects, and as we opportunistically invest in additional oil and natural gas leases adjacent to our current positions, develop our discoveries which we determine to be commercially viable and incur expenses related to operating as a public company and compliance with regulatory requirements.

Our future financial condition and liquidity will be impacted by, among other factors, the success of our exploration and appraisal drilling program, the number of commercially viable oil and natural gas discoveries made and the quantities of oil and natural gas discovered, the speed with which we can bring such discoveries to production, and the actual cost of exploration, appraisal and development of our prospects.

We estimate that we will make capital expenditures, excluding capitalized interest and general and administrative expense, of approximately $322 million during the period from July 1, 2013 to December 31, 2014 in order to achieve our plans. We intend to finance our future capital expenditures primarily with cash on hand, cash flows provided by operating activities, borrowing under the term loan, proceeds from asset divestitures, including the contingent payment from Halcón described above, and net proceeds from this offering. We expect the net proceeds from this offering, cash on hand and borrowings under the term loan will fully fund our $88 million capital expenditures budget for the second half of 2013 and a substantial portion of our 2014 capital expenditures budget. However, we may require significant additional funds earlier than we currently expect in order to execute our strategy as planned. Additionally, because the wells funded by our 2013 and 2014 drilling plans represent only a small percentage of our potential drilling locations, we will be required to generate or raise significant amounts of additional capital to develop our entire inventory of potential drilling locations if we elect to do so. We may seek additional funding through asset sales, farm-out arrangements and public or private equity or debt financings.

Our capital budget may be adjusted as business conditions warrant. The amount, timing and allocation of capital expenditures, subject to restrictions and maximum capital expenditures allowed under the note purchase agreement and the term loan agreement, is largely discretionary and within our control, except that the timing and costs of drilling on our Eaglebine leasehold interests in AMI #1 and AMI #2 generally will be within the control of Halcón, as operator of the acreage. If oil and natural gas prices decline or costs increase significantly, we could defer a significant portion of our budgeted capital expenditures until later periods to prioritize capital projects that we believe have the highest expected returns and potential to generate near-term cash flows. We routinely monitor and adjust our capital expenditures in response to changes in prices, availability of financing, drilling and acquisition costs, industry conditions, timing of regulatory approvals, availability of rigs, success or lack of success in drilling activities, contractual obligations, internally generated cash flows and other factors both within and outside our control.

As of June 30, 2013, the amount outstanding on our senior unsecured notes was $140 million, and the amount outstanding on the Chesapeake note was $18 million. As of June 30, 2013 we had cash and cash equivalents of $55 million.

Cash Flows

The discussion of our cash flows and period to period comparisons presented below analyze our historical results as presented in the “Selected Consolidated Financial Data,” which may not be indicative of future results. As noted in the description of the Selected Consolidated Financial Data, and for purposes of the discussion of our cash flows and period to period comparisons, cash outflows for undeveloped leasehold acreage that were previously reported as operating outflows in our financial statements when we were an entity engaged in the acquisition and sale of undeveloped oil and natural gas leasehold interests, are reported as investing outflows in the summary historical combined financial data.

The table below sets forth our cash flow data for the years ended December 31, 2012 and 2011, and the six months ended June 30, 2013 and 2012:

	Six Months Ended June,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
	(in thousands)
Net cash used in operating activities	$(596)	$(3,138)	$(11,072)	$(1,004)
Net cash provided by (used in) investing activities	$(70,687)	$7,729	$12,911	$(17,868)
Net cash provided by financing activities	$116,095	$434	$2,992	$21,704
Opening cash	$10,228	$5,397	$5,397	$2,565
Closing cash	$55,040	$10,422	$10,228	$5,397

Cash flows used in operating activities

Net cash used in operating activities was $0.6 million for the six months ended June 30, 2013 compared to net cash used in operating activities of $3.1 million for the six months ended June 30, 2012. The increase of $2.5 million was primarily due to a $1.8 million increase in cash received from oil and gas sales in 2013, compared to the same period in 2012.

Net cash used in operating activities was $11.1 million for year ended December 31, 2012 compared to net cash used in operating activities of $1.0 million for the year ended December 31, 2011. The increase of $10.1 million was primarily due to an increase in cash general and administrative expenses of $5.5 million, and an increase in interest expense of $3.6 million in 2012, compared to 2011.

Cash flows provided by (used in) investing activities

Net cash used in investing activities was $70.7 million for the six months ended June 30, 2013 compared to net cash provided by investing activities of $7.7 million for the six months ended June 30, 2012. This decrease in net cash provided by investing activities is primarily due to $90.3 million in property additions partially offset by sales proceeds in the six months ended June 30, 2013 amounting to $14.6 million received from Halcón related to our AMI #1 properties and $5.5 million from our sale of our Weld County, Colorado Niobrara properties.

Net cash provided by investing activities was $12.9 million for the year ended December 31, 2012 compared to net cash used in investing activities of $17.9 million for the year ended December 31, 2011. This increase in cash from investing activities of $30.8 million was primarily due to an increase in proceeds from the disposal of oil and gas working interests of $74.0 million, offset by an increase in acquisitions of unevaluated oil and natural gas properties of $30.2 million and of additions to evaluated oil and natural gas properties of $6.1 million for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Cash flows provided by financing activities

Net cash provided by financing activities was $116.1 million for the six months ended June 30, 2013 compared to net cash provided by financing activities of $0.4 million for the six months ended June 30, 2012. The primary source of cash during the six months ended June 30, 2013 was the issuance of $140.0 million of our unsecured notes, partially offset by debt discounts of $4.2 million, $2.4 million in loan origination costs and the payoff of the $17.3 million net outstanding balance of our previously existing Guggenheim credit facility. For the six months ended June 30, 2012 the primary source of financing cash was $16.9 million of proceeds from borrowings under the Guggenheim credit facility, net of deposits which were mostly offset by payoff of $14.3 million of the Petro Capital preexisting note payable, $1.3 million of loan origination costs, and $0.8 million of prepaid offering costs.

Net cash provided by financing activities was $3.0 million for the year ended December 31, 2012 compared to net cash provided by financing activities of $21.7 million for the year ended December 31, 2011. The primary source of cash during the year ended December 31, 2012 was $30.3 million of proceeds of borrowings under the Guggenheim credit facility, net of deposits, offset by payments of $22.5 million of the preexisting note payable, $1.3 million of loan origination costs, and $1.7 million of deferred offering costs. For the year ended December 31, 2011 the primary source of financing cash was proceeds from investment deposits of $12.6 million and proceeds from borrowings net of deposits of $9.3 million.

Obligations and Commitments

We had the following contractual obligations and commitments as of June 30, 2013 (in thousands):

	Obligations and Commitments Due By Period
	Total	2013	2014 to 2015	2016 to 2017	2018 & Beyond
Senior unsecured notes	140,000	—	—	—	140,000
Subordinated Chesapeake note(1)	18,417	—	—	—	18,417
Interest expense on senior unsecured notes	108,791	10,733	42,583	47,853	7,622
Contractual lease payments	223	179	44	—	—

Total contractual obligations	$267,431	$10,912	$42,627	$47,853	$166,039

(1)	Includes $0.4 million of interest paid in kind.

Critical Accounting Policies and Estimates

Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2—Summary of Significant Accounting Policies of the notes to our historical consolidated financial statements. The following is a discussion of our critical accounting policies and estimates.

Oil and Natural Gas Properties. Beginning in the first quarter of 2012, we use the full-cost method of accounting for oil and natural gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and natural gas reserves are capitalized.

Under the full-cost accounting rules, capitalized costs, less accumulated amortization, and net of deferred income taxes, may not exceed an amount (the ceiling) equal to the sum of: (i) the present value of estimated future net revenues less future production, development, site restoration, and abandonment costs derived based on current costs assuming continuation of existing economic conditions and computed using a discount factor of ten percent; (ii) the cost of properties not being amortized; and (iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized. If unamortized costs capitalized within the cost pool exceed the ceiling, the excess is charged to expense and separately disclosed during the period in which the excess occurs. Amounts thus required to be written off are not reinstated for any subsequent increase in the cost center ceiling.

Depreciation, depletion, and amortization is provided using the unit-of-production method based upon estimates of proved oil and natural gas reserves with oil and natural gas production being converted to a common unit of measure based upon their relative energy content. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Once the assessment of unproved properties is complete and when major development projects are evaluated, the costs previously excluded from amortization are transferred to the full-cost pool and amortization begins. The full-cost pool also includes estimated future development costs and where significant, dismantlement, restoration and abandonment costs, net of estimated salvage value.

In arriving at depletion rates under the unit-of-production method, the quantities of recoverable oil and natural gas reserves are established based on estimates made by our geologists and engineers, which require significant judgment as does the projection of future production volumes and levels of future costs, including future development costs. In addition, considerable judgment is necessary in determining when unproved properties become impaired and in determining the existence of proved reserves once a well has been drilled. All of these judgments may have significant impact on the calculation of depletion and impairment expense. Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and natural gas reserves, in which case the gain or loss would be recognized in the statement of operations.

Oil and Natural Gas Reserves. We recorded proved oil and natural gas reserves in the fourth quarter of 2012 and prepared our first third party reserve report as of December 31, 2012. In January 2010, the Financial Accounting Standards Board (“FASB”) issued an update to the oil and natural gas topic, which aligns the oil and natural gas reserve estimation and disclosure requirements with the requirements in the Securities and Exchange Commission (“SEC”) final rule, Modernization of the Oil and Natural Gas Reporting Requirements, which we refer to as the Final Rule. The Final Rule was issued on December 31, 2008 and is intended to provide investors with a more meaningful and comprehensive understanding of oil and natural gas reserves, which should help investors evaluate the relative value of oil and natural gas companies.

The Final Rule permits the use of new technologies to determine proved reserve estimates if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volume estimates.

The Final Rule also allows, but does not require, companies to disclose their probable and possible reserves to investors in documents filed with the SEC.

In addition, the disclosure requirements require companies to report oil and natural gas reserves using an average price based upon the first of month simple average prices for prior 12 month period rather than a year-end price. The Final Rule became effective for fiscal years ending on or after December 31, 2009.

Reserves and their relation to estimated future net cash flows impact our depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. The reserve estimates and the projected cash flows derived from these reserve estimates are prepared in accordance with SEC guidelines. The accuracy of our reserve estimates is a function of many factors including the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates, all of which could deviate significantly from actual results. As such, reserve estimates may vary materially from the ultimate quantities of oil, natural gas, and natural gas liquids eventually recovered.

Asset Retirement Obligations. We comply with Accounting Standards Codification (“ASC”) 410-20, Asset Retirement and Environmental Obligations (“ASC 410-20”), to recognize estimated amounts for asset retirement obligations and asset retirement costs. This standard requires us to record a liability for the fair value of the asset retirement obligations, excluding salvage values. ASC 410-20 requires liability recognition for retirement obligations associated with tangible long-lived assets, such as producing well sites, gathering systems, and related equipment. The obligations included within the scope of ASC 410-20 are those for which we face a legal obligation for settlement. The initial measurement of the asset retirement obligation is fair value, defined as “the price that an entity would have to pay a willing third party of comparable credit standing to assume the liability in a current transaction other than in a forced or liquidation sale.” The significant unobservable inputs to this fair value measurement include estimates of plugging, abandonment, remediation costs, and well life. The inputs are calculated based on historical data as well as current estimates. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement which the entity treats as an adjustment to the full-cost pool

Revenue Recognition. Our oil and natural gas production is currently sold to purchasers by the operator of the property in which we have an interest. We recognize oil and natural gas revenues based on our proportionate share of such production at market prices.

Use of Estimates. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and from assumptions used in preparation of our combined financial statements. We provide expanded discussion of our more significant accounting policies, estimates and judgments below. We believe these accounting policies reflect our more significant estimates and assumptions used in preparation of our combined financial statements. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for a discussion of additional accounting policies and estimates made by management.

Recent Accounting Pronouncements

In December 2011 the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 will require entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. Application of the ASU is required for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. At that time we will make the necessary disclosures.

On April 5, 2012, the Jumpstart Our Business Startups Act (“JOBS Act”) was signed into law. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

No other pronouncements materially affecting our financial statements were issued during 2011, 2012 or thereafter that have impacted, or are expected to impact, our financial statements and results of operations.

Internal Controls and Procedures

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. We are in the process of implementing sufficient accounting and financial reporting systems, processes, controls and personnel in order to adequately support our development strategy and to comply with public reporting requirements.

We are not currently required to comply with the SEC’s rules related to Section 404 of the Sarbanes-Oxley Act and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to upgrade our systems, implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, unless it is determined that we are a non-accelerated filer, in which case our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control. When, and if, it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the six months ended June 30, 2013 or the years ended December 31, 2012 and 2011. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy, and our industry tends to experience inflationary pressure on the cost of oilfield services and equipment as increasing oil and natural gas prices increase drilling activity.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market risks including commodity price risk, interest rate risk and counterparty and customer risk. We address these risks through a program of risk management including the use of derivative instruments.

Commodity price exposure. We are exposed to market risk as the prices of oil and natural gas fluctuate as a result of changes in supply and demand and other factors. Due to the inherent volatility in oil and natural gas prices, we may use commodity derivative instruments, such as collars, swaps, puts and basis swaps to mitigate the price risk associated with a significant portion of our anticipated oil and natural gas production. By removing a majority of the price volatility associated with future production, we expect to reduce, but not eliminate, the potential effects of variability in cash flow from operations due to fluctuations in commodity prices. We expect to enter into derivative instruments in the future to cover a significant portion of our future production and comply with the covenants in the agreement governing our senior unsecured notes.

Interest rate risk. As of June 30, 2013, we had $140.0 million of senior unsecured notes outstanding, which are subject to floating market rates of interest while the term loan is in place. We may utilize interest rate derivatives to mitigate interest rate exposure to reduce interest rate expenses related to existing debt. Interest rate derivatives are used solely to modify interest rate exposure and not to modify the overall leverage of the debt portfolio. We had no interest rate derivatives at June 30, 2013.

Counterparty and customer credit risk. We are exposed to counterparty risk from oil and natural gas sales by our operating partners. When we begin operating our own wells, we may be exposed to counterparty risk from a concentration of sales of crude and gas to a few significant customers, and from joint interest receivables from our joint venture partners. We do not require our customers to post collateral. The inability or failure of our significant customers or partners to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. In addition, when we begin to enter into commodity derivative positions with respect to our production, our oil and natural gas derivative arrangements will expose us to credit risk in the event of nonperformance by counterparties.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

BUSINESS

Overview

We are an independent exploration and production company focused on the acquisition, exploration, development and exploitation of unconventional oil and natural gas resources. We own approximately 99,743 net acres in three basins: the Woodbine Sandstone, the Eagle Ford Shale and other stacked formations in East Texas, which we refer to as the Eaglebine; the Wolfcamp play in the Permian Basin in West Texas, which we refer to as the Wolfcamp; and the Niobrara Shale in the Denver-Julesburg Basin in Wyoming, which we refer to as the Niobrara. We target liquids-rich resource plays and have built our leasehold acreage position through direct acquisitions from mineral owners and larger aggregated acquisitions. Our management team has extensive engineering, geological, geophysical and technical expertise in our operating areas.

Our primary area of focus is the Eaglebine, in which we own approximately 71,119 net acres. We acquired the largest portion of this Eaglebine acreage, 57,275 net acres, from a subsidiary of Chesapeake Energy Corporation, or Chesapeake, and certain co-owners, in April 2013 for approximately $93 million. We refer to this transaction as the Chesapeake Acquisition. We are the operator on approximately 57,098 of our net acres in the Eaglebine. We began drilling on our operated Eaglebine acreage in May 2013, and we have drilled or are in the process of drilling eight operated wells on this acreage. In addition to our acreage in the Eaglebine, we have approximately 14,316 net acres in the Wolfcamp, where we have 100% operated working interests, and 14,308 net acres in the Niobrara, where we generally have 100% operated working interests.

As of June 30, 2013, we had total proved reserves of approximately 2,343 MBoe, 466 MBoe of which were developed and 1,877 MBoe were undeveloped, with a standardized measure of discounted future net cash flows of approximately $32.9 million.

The majority of our capital expenditure budget for the period from April 2013 to December 2014 will be focused on the development of our operated acreage in the Eaglebine. The following table presents summary data for our leasehold acreage in the Eaglebine and our other operating areas as of August 31, 2013 and our drilling capital budget of $77 million for the period from July, 2013 to December 31, 2013 and $214 million for the year ending December 31, 2014. We also have budgeted estimated capital expenditures of $11 million for the period from July 1, 2013 (the day after the closing of the Chesapeake Acquisition) to December 31, 2013 and $20 million for the year ending December 31, 2014 for land acquisition, leasehold extension, seismic surveys and other capital needs. See “—Capital Budget” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

	Net Acres	Drilling Capital Budget(1)
		July 2013 - December 2013		January 2014 - December 2014
		Net Wells	$	Net Wells	$
			(in millions)		(in millions)
Operated Eaglebine(2)
Horizontal Eaglebine	57,098	12	$74	30	$182
Vertical Lower Cretaceous	57,098	—	—	6	$15

Total	57,098	12	$74	36	$197
Non-Operated Eaglebine(3)
Horizontal Eaglebine	14,021	—	$3	2	$14
Vertical Lower Cretaceous	14,021	—	—	1	$3

Total	14,021	—	$3	3	$17

Total Eaglebine	71,119	12	$77	39	$214
Other(4)	28,624	—	$—	—	$—

Total	99,743	12	$77	39	$214

(1)	The terms of our senior unsecured notes and anticipated term loan limit our capital expenditures to those provided for in a plan of development approved by our lenders. Our lenders have approved the first 10 wells and $90 million of our drilling capital budget for the period of April 2013 to December 2013, which includes $9.1 million of drilling capital spent prior to July 1, 2013. Our remaining drilling capital budget for 2013 and our drilling capital budget for 2014 reflect our management’s current expectations but are subject to the approval of our lenders.
(2)	100% operated working interest, generally.

(3)	Non-operated working interests range from approximately 5% to 52%. Drilling capital budget of $2.7 million in July 2013 is associated with 2 gross (0.7 net) wells that began drilling in June 2013.
(4)	100% operated working interests in the Wolfcamp and Niobrara.

Our Operating Areas

Eaglebine

As of August 31, 2013, we owned approximately 71,119 net acres in the Eaglebine located in Leon, Grimes, Madison, Houston, Walker, and Robertson Counties, Texas. We believe our Eaglebine acreage to be prospective for up to ten zones, including our primary near-term objectives in the Woodbine Sandstone, as well as the Eagle Ford Shale and the Lower Cretaceous Limestone formations of the Georgetown, Edwards and Glen Rose. We are currently evaluating the Austin Chalk and Sub Clarksville formations, which may eventually present us with additional drilling locations.

The majority of our leases in the Eaglebine not yet held by production are in the second or third year of their three-year primary term and generally provide for either two- or three-year extension options. During the second half of 2013, we plan to drill 12 net horizontal wells in addition to four gross (2.7 net) wells that commenced drilling in May and June 2013, and have budgeted $77 million for estimated drilling capital expenditures on our acreage in the Eaglebine. In 2014, we plan to drill 39 net wells and have budgeted $214 million for estimated drilling capital expenditures on our acreage in the Eaglebine. We anticipate that our drilling plan for the remainder of 2013 and 2014 combined with acreage already held by production will result in approximately 31,000 of our net acres in the Eaglebine being held by production.

In April 2013, we acquired 57,275 net acres in the Eaglebine in the Chesapeake Acquisition, including interests in nine producing wells, one well awaiting a pipeline connection and one non-producing well, for approximately $93 million, consisting of approximately $75 million in cash and a subordinated promissory note in the principal amount of $18 million, which we refer to as the Chesapeake note. We generally have a 100% operated working interest in the acreage acquired in the Chesapeake Acquisition. For additional information regarding the Chesapeake Acquisition, see “—Chesapeake Acquisition.”

We began drilling on our operated Eaglebine acreage in May 2013, and we have drilled or are in the process of drilling eight operated wells on this acreage. Four operated wells have been completed and begun flowback, while the other four wells are in various stages of drilling or completion. Subject to approval from our lenders, we expect to drill or commence drilling a total of 15 net wells during 2013, including 12 operated wells during the second half of 2013. We have also commenced a workover program to increase production on up to four of the existing legacy wells acquired in the Chesapeake Acquisition during 2013.

In September 2012, we, together with other operators, contracted with a leading geophysical services company to acquire a 330-square-mile 3D seismic survey covering a majority of our operated and non-operated acreage position in Grimes and Madison Counties and the southern portion of Leon County for a total cost to us of $5.9 million, of which $4.7 million has been paid. Seismic survey operations began in November 2012 and are expected to be completed in the first quarter of 2014.

In 2012, we entered into two agreements with a subsidiary of Halcón Resources Corporation, or Halcón, related to the Eaglebine. The first agreement provided for our sale to Halcón of a 65% operated working interest in certain Eaglebine acreage and created an area of mutual interest, which we refer to as AMI #1, in the area of the conveyed acreage. Under AMI #1, beginning August 1, 2012 and until the agreement’s termination on August 30, 2015, Halcón will have the right to acquire 65% of the working interest in any leases we acquire in AMI #1, and we will have the right to acquire 35% of the working interest in any leases Halcón acquires in AMI #1, in each case for a pro rata share of leasehold acquisition costs. Halcón will be the operator on all AMI #1 acreage in which we and Halcón jointly acquire an interest pursuant to the agreement. The second agreement established another area of mutual interest in the Eaglebine, which we refer to as AMI #2, pursuant to which, through January 1, 2014, Halcón will have the right to acquire 80% of the working interest in leases that we acquire in AMI #2 for payment of 100% of the leasehold acquisition costs, and we will have the right to acquire a 20% working interest in leases that Halcón acquires in AMI #2 for payment of 20% of the leasehold acquisition costs.

These agreements with Halcón resulted in conveyances by us of a 65% working interest in 49,526 net acres (32,192 net to Halcón) in AMI #1 and an 80% working interest in 3,988 net acres (3,190 net to Halcón) in AMI #2 through April 2013 for $46.5 million, which included reimbursement of $1.1 million of Halcón’s share of acreage acquisition and surface costs. In addition, under the terms of the AMI #2 agreement, we acquired a 20% working interest in 3,900 net acres (780 net to us ) for $2.3 million, of which we sold 5%, or 195 net acres, to Huntsville for $0.6 million pursuant to the agreement with Huntsville described below.

In accordance with the terms of the AMI #1 agreement, working interests conveyed to Halcón in 45,050 net acres (29,283 net to Halcón) were subject to a contingent payment of $1,000 per net acre conveyed, subject to the commerciality of one of two wells drilled and completed within AMI #1. In the first quarter of 2013, one of the wells became commercial and Halcón paid $14.6 million of the contingent payment to us. The agreement requires Halcón to pay the remaining balance of the contingent payment of $14.6 million by January 31, 2014. If Halcón for any reason does not pay the remaining balance of the contingent payment by January 31, 2014, we will have the right to purchase all of Halcón’s interests in the acreage it acquired pursuant to the AMI #1 agreement for $14.6 million.

Also in 2012, we entered into a purchase and sale agreement with Huntsville providing for the sale to Huntsville of a 10% non-operated working interest in our AMI #1 acreage and a 5% non-operated working interest in our AMI #2 acreage. Pursuant to this agreement, we conveyed to Huntsville 4,774 net acres in AMI #1 and AMI #2 for $30.9 million through December 31, 2012 and received $2.5 million as reimbursement for costs associated with the first three Halcón-operated Eaglebine wells. In addition to the cash proceeds, if Huntsville achieves a 20% internal rate of return, it will reconvey 30% of the working interest it holds in wells and acreage in both AMI #1 and AMI #2 to us. For future acquisitions, Huntsville generally has the right to elect to participate in AMI #1 or AMI #2 by paying its pro rata 10% share of all acreage costs in AMI #1 and its pro rata 5% share of all acreage costs plus $100 per net acre in AMI #2.

Following the final closings with both Halcón and Huntsville, we retained at a minimum a 25% working interest in our AMI #1 acreage and a 15% working interest in our AMI #2 acreage.

The acreage we acquired in the Chesapeake Acquisition included some acreage in AMI #1 and AMI #2. Halcón and Huntsville have declined to exercise their rights under the AMI #1 and AMI #2 agreements to acquire their pro rata working interest in the AMI #1 and AMI #2 acreage acquired in the Chesapeake Acquisition.

Drilling on our Halcón-operated AMI #1 acreage commenced in the second quarter of 2012. As of June 30, 2013, Halcón had drilled three gross wells in AMI #1, of which one was producing and two were not producing due to mechanical problems. Drilling on our Halcón-operated AMI #2 acreage commenced in the third quarter of 2012. As of June 30, 2013, Halcón had drilled three gross wells in AMI #2, of which two were producing and one was not producing due to mechanical problems.

Based on publicly available information, we believe that average drilling and completion costs for horizontal wells in the Eaglebine, which, for purposes of industry comparisons, we define as Madison, Grimes, Brazos, Leon, Houston, Robertson, and Walker Counties, Texas, have ranged between $5.5 million and $10.0 million per well with average estimated ultimate recoveries, or EURs, of 300,000 to 550,000 Boe per well and initial 30-day average production of 400 to 1,400 Boe/d per well. The costs incurred, EURs and initial production rates achieved by others may not be indicative of the well costs we will incur or the results we will achieve from our wells.

Recently, there has been significant industry activity in the Eaglebine. The most active operators offsetting our acreage position include Halcón, EOG Resources, Inc., Devon Energy Corporation, Apache Corporation, Chesapeake Energy Corporation, Samson Investment Company, Woodbine Acquisition LLC, XTO Energy Inc., PetroMax Operating Company, Inc., Gastar Exploration Ltd., Encana Corporation, Terrace Energy Corp., Fidelity Exploration & Production, Navidad Resources, LLC, Burk Royalty Company, Silver Oak Energy, LLC, ZaZa Energy Corporation, Crimson Exploration Inc., Crimson Energy Partners III, L.L.C and SM Energy Company. According to Drillinginfo, Inc., there were 361 drilling permits filed in 2012 and 336 filed in 2013 through April 22, 2013 in the Eaglebine. According to estimates prepared by Baker Hughes Incorporated, there were 21 rigs operating in the Eaglebine as of September 20, 2013.

Other Operating Areas

Wolfcamp

As of August 31, 2013, we owned approximately 14,316 net undeveloped acres in the Wolfcamp with a 100% operated working interest. Our Wolfcamp acreage consists of mostly contiguous acreage in Lynn County, Texas. Initial targets include the interbedded sands in the Upper and Lower Spraberry and the organically-rich carbonates and shales of the Wolfcamp, Dean and Cline intervals. Additional potential targets on our Wolfcamp acreage include the Clear Fork, Canyon, Strawn and Mississippian intervals. The majority of our leases in the Wolfcamp are in the second year of their three-year primary term and generally provide for two-year extension options.

Niobrara

As of August 31, 2013, we owned approximately 14,308 undeveloped net acres in the Niobrara, with a 100% operated working interest. Our Niobrara acreage is in Laramie and Goshen Counties, Wyoming in the multi-target Denver-Julesburg Basin. Our Niobrara leasehold acreage is focused on the western, northern and eastern extensions of the Silo Field in Laramie County, Wyoming, and the deepest parts of the basin in Goshen County, Wyoming. We are evaluating several zones within the Niobrara Shale, Fort Hays Limestone and Codell Sand formations. Additional targets include the J Sandstone, Dakota Sandstone, Greenhorn Limestone and Lyons Sandstone formations along with Permian and Pennsylvanian objectives. We believe our Niobrara leasehold acreage is in areas with a higher incidence of naturally induced faulting and fracturing and moderate to high Niobrara resistivities. The majority of our leases in the Niobrara are in the second year of their five-year primary term and provide for three- to five-year optional extensions.

In June 2013, we sold our Niobrara assets located in Weld County, Colorado for consideration of $5.5 million, subject to customary purchase price adjustments. The divested assets included approximately 2,648 net acres and two gross (0.1 net) non-operated wells.

Our Strategy

We intend to actively drill and develop our acreage position in an effort to maximize its value and resource potential. Through the conversion of our undeveloped acreage, which we believe has significant oil-weighted resource potential, we will seek to increase our production, reserves and cash flow while generating attractive returns on invested capital.

Strategically drill and develop our existing acreage positions. We plan to strategically drill and develop our Eaglebine acreage. For the second half of 2013, we plan to drill 12 net horizontal wells and have budgeted $77 million for estimated drilling capital expenditures in our acreage in the Eaglebine. In 2014, we plan to drill 39 net wells and have budgeted $214 million for estimated drilling capital expenditures on our acreage in the Eaglebine. We believe our drilling program will allow us to develop the majority of our undeveloped acreage and to hold a significant portion of our acreage position by production.

Leverage technology to maximize inventory of high quality drilling prospects. The majority of our operated Eaglebine acreage is characterized by multiple productive intervals including the Woodbine Sandstone, the Eagle Ford Shale, and the Lower Cretaceous Limestone formations of the Georgetown, Edwards and Glen Rose. We have initiated a 330-square-mile seismic survey with a leading geophysical services company which is scheduled to be completed in the first quarter of 2014. We intend to use this 3D seismic data, micro-seismic data and other advanced technologies for horizontal well planning and reservoir characterization, as well as to delineate hazards and locate bypassed pay. Our highly skilled staff of geophysicists and geologists have extensive experience in using such technologies to optimize completions and resource recovery.

Enhance returns through operational efficiencies as our rig count and well count grow. We intend to focus on the continuous improvement of our operating measures as we seek to convert our undeveloped Eaglebine acreage into a cost-efficient development project. We are the operator of approximately 86% of our acreage, and our acreage position is generally in large contiguous blocks. This operational control will allow us to more efficiently manage the pace of development activities and the gathering and marketing of our production and control operating costs and technical applications, including horizontal development. Our operations team will continue to evaluate our operating results against those of other operators in the area in to benchmark our performance relative to other operators and adopt best practices to decrease drilling times, optimize completions and increase EURs.

Selectively acquire additional leasehold acreage in our existing core area. We have a proven history of acquiring leasehold positions that we believe have substantial oil-weighted resource potential and can meet our targeted returns on invested capital. We plan to continue to leverage the relationships of our experienced land professionals to pursue select additional leasehold acquisitions in the Eaglebine that meet our strategic and financial targets.

Maintain sufficient liquidity to execute our capital plan. As of June 30, 2013, we had approximately $55.0 million of cash on hand, and in August 2013 we entered into an agreement for a $75 million senior secured term loan, with funding subject to other conditions. We expect the net proceeds from this offering, cash on hand and borrowings under the term loan will fully fund our $88 million capital expenditures budget for the second half of 2013 and a substantial portion of our 2014 capital expenditures budget. We also may pursue dispositions of non-core assets to provide additional drilling capital. We intend to actively manage our exposure to commodity price risk by entering into commodity derivative positions for a significant portion of our anticipated future production.

Our Strengths

We believe we are well positioned to successfully execute our business strategies and achieve our business objectives because of the following competitive strengths:

Operating control over the majority of our asset portfolio. In order to better maintain control over our portfolio, we have established a leasehold position comprised primarily of operated properties. This includes operating approximately 80% of our Eaglebine acreage, as well as our Wolfcamp and Niobrara acreage positions. As operator, we have primary control over prospect selection and exploration and development timing and capital allocation, as well as the ability to implement logistical practices that we believe will allow us to shorten the time between our drilling and completion operations and first production.

Large acreage position in our core Eaglebine area. We own approximately 71,119 net acres in the Eaglebine. The majority of our leasehold acreage is in or near areas of considerable activity by large independent operators, although such activity may not be indicative of our future operations. We believe that lease terms on our acreage and our current drilling plan allow us enough time to drill wells that will hold a substantial portion of our acreage by production.

Substantial drilling inventory. We own approximately 99,743 net acres in the Eaglebine, the Wolfcamp and the Niobrara, each of which we believe represents a significant unconventional resource play. We estimate there could be up to 1,037 net potential drilling locations across our acreage in the Eaglebine, based on prevailing acre spacing in our areas of operation. Through the end of 2014, we anticipate drilling 51 net wells on our Eaglebine acreage, leaving us a substantial drilling inventory for future years.

Proximity to significant industry infrastructure and access to multiple product markets. Our core area in the Eaglebine is near substantial existing hydrocarbon gathering, transportation, processing and refining capacity, and has access to multiple product sales points. We believe our Eaglebine oil production can generally be sold at a premium to NYMEX WTI benchmark prices due to the Eaglebine’s proximity to the Gulf Coast. Consequently, our oil production benefits from higher pricing differentials relative to many North American crude oil producers in other areas, which can often trade at a discount to NYMEX WTI benchmark prices. For example, for the two months ended August 31, 2013, the average realized price for our oil production was $107.38 compared to an average WTI index price of $105.62 per barrel for the same period.

Experienced and incentivized technical, operational and management teams. Our senior technical team is comprised of geoscience, engineering and operational professionals who average 34 years of industry experience. Members of our technical team have previously held technical and management positions with major and independent oil and natural gas companies, including Anadarko Petroleum Corporation, Mobil Corporation, Phillips Petroleum Corporation, and Encana Corporation. Our core management and operational team has built our existing significant acreage positions in the Eaglebine and our other operating areas. We believe that equity ownership is one of the best ways to motivate management and employees to act in the best interest of stockholders. Our management has been and will continue to be compensated with equity incentives and will own approximately         % of our outstanding shares following the completion of this offering, which we believe will align the interests of management, employees and stockholders.

Chesapeake Acquisition

In April 2013, we acquired 57,275 net acres in the Eaglebine in the Chesapeake Acquisition, including nine producing wells, one well awaiting a pipeline connection and one non-producing well for approximately $93 million, consisting of approximately $75 million in cash and a subordinated promissory note in the principal amount of $18 million. We generally have a 100% working interest in the acreage acquired in the Chesapeake Acquisition, and we will operate all of the acreage acquired unless we enter into subsequent joint operating agreements with other operators. This acreage, which is located in Madison, Grimes, Leon, Robertson, and Houston Counties increased our total Eaglebine position to approximately 71,119 net acres as of August 31, 2013. Under the terms of the Halcón and Huntsville agreements, they generally have the right to elect to participate in future acquisitions. Halcón and Huntsville have declined to exercise their right to acquire their pro rata working interest in the AMI #1 and AMI #2 acreage acquired in the Chesapeake Acquisition.

As of June 30, 2013, estimated proved developed producing reserves attributable to the wells acquired in the Chesapeake Acquisition were approximately 412,000 Boe, with a standardized measure of discounted future net cash flows of approximately $10.1 million. During the fourth quarter of 2012, the wells produced a total of approximately 23,295 Boe, or approximately 253 Boe/day.

The purchase and sale agreement for the Chesapeake Acquisition provided for an effective date of June 1, 2012 and included customary representations and warranties of the parties. The sellers are required to indemnify us for certain losses, including losses resulting from breaches by the sellers of the purchase and sale agreement and the ownership and operation of the acquired leases prior to the effective date. We may not make claims under the sellers’ indemnity obligations unless individual title defect claims exceed $10,000, individual environmental defect claims exceed $50,000 and aggregate claims exceed 2% of the unadjusted purchase price. Additionally, the sellers’ liability for indemnification is capped at 10% of the unadjusted purchase price. We will be required to indemnify the sellers for certain losses, including losses resulting from breaches by us of the purchase and sale agreement and the ownership and operation of the acquired leases after the effective date.

Our Operations

Acreage

The following table sets forth certain information regarding our undeveloped and developed acreage in the Eaglebine and our other operating areas as of August 31, 2013. Acreage related to royalty, overriding royalty and other similar interests is excluded from this summary.

	Undeveloped Acres		Developed Acres		Total		% of Acreage Held-by- Production
	Gross	Net	Gross	Net	Gross	Net
Operated Eaglebine	50,088	50,088	7,010	7,010	57,098	57,098	12.3%
Non-operated Eaglebine	54,003	13,028	4,057	993	58,060	14,021	7.1%

Total Eaglebine	104,091	63,116	11,067	8,003	115,158	71,119	11.3%
Other	28,624	28,624	—	—	28,624	28,624	0.0%

Total(1)	132,715	91,740	11,067	8,003	143,782	99,743	8.0%

(1)	Certain totals may not add due to rounding.

Undeveloped acreage expirations

The following table sets forth the number of gross and net undeveloped acres in the Eaglebine and our other operating areas as of August 31, 2013 that will expire in the periods indicated unless production is established within the spacing units covering the acreage prior to the expiration dates. The table assumes we exercise available lease extension options at a cost of up to $2.8 million in 2013 and all available lease extension options thereafter. We anticipate that our budgeted drilling program will hold by production many leases that would otherwise expire or require payment of lease extension options.

	2013		2014		2015		2016+
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Operated Eaglebine	11,379	11,379	18,122	18,122	10,643	10,643	9,944	9,944
Non-operated Eaglebine	7,358	1,637	781	182	4,337	1,084	41,527	10,125

Total Eaglebine	18,737	13,016	18,903	18,304	14,980	11,727	51,471	20,069

Other	—	—	—	—	2,731	2,731	25,893	25,893

Total (1)	18,737	13,016	18,903	18,304	17,711	14,458	77,364	45,942

(1)	Certain totals may not add due to rounding.

Many of the leases comprising the acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production in commercial quantities. While we may attempt to secure a new lease upon the expiration of certain of our acreage, there are some third-party leases that may become effective immediately if our leases expire at the end of their respective terms and production has not been established prior to such date. We have options to extend many of our leases through payment of additional lease bonus payments prior to the expiration of the primary term of the leases, and the table above assumes that we exercise those options. Our leases are mainly fee leases with three to five years of primary term.

Productive wells and drilling activity

The following table presents our total gross and net productive wells in the Eaglebine and our other operating areas by oil or natural gas completion as of June 30, 2013:

	Gross Productive Wells			Net Productive Wells
	Oil	Natural Gas	Total	Oil	Natural Gas	Total	% Operated
Eaglebine	9.0	6.0	15.0	4.9	5.1	10.0	60%
Other	—	—	—	—	—	—	—

Total	9.0	6.0	15.0	4.9	5.1	10.0	60%

“Gross wells” represents the number of wells in which a working interest is owned, and “net wells” represents the total of our fractional working interests owned in gross wells.

The following table summarizes our drilling activity for the six months ended June 30, 2013 and the year ended December 31, 2012. We did not drill any development wells during the first six months of 2013 or the year ended December 31, 2012 and did not participate in the drilling of any wells during 2011 or 2010.

	Six Months Ended June 30, 2013		Year Ended December 31, 2012
	Gross	Net	Gross	Net
Exploratory Wells
Productive	3	0.35	3	0.35
Dry	2	0.40	1	0.25
Total Wells
Productive	3	0.35	3	0.35
Dry	2	0.40	1	0.25

Total	5	0.75	4	0.60

As of December 31, 2012, we had 4 gross (0.7 net) non-operated wells awaiting completion.

As of June 30, 2013, we had 2 gross (2 net) operated wells and 2 gross (0.7 net) non-operated wells in various stages of drilling or completion. Subsequent to June 30, 2013, we commenced drilling six wells, of which three are development and three are exploratory.

Estimated proved reserves

The summary data with respect to estimated proved reserves presented below has been prepared by Cawley, Gillespie & Associates, Inc., our independent reserve engineering firm, in accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities.

For a discussion of some of the risks associated with estimating reserves, see “Risk Factors—Risks Related to the Oil and Natural Gas Industry and Our Business—Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.”

As of December 31, 2012 and June 30, 2013, all of our reserves were owned by our wholly-owned subsidiary, Energy and Exploration Partners, LLC. On April 8, 2013, we completed the Chesapeake Acquisition. Included in this acquisition were interests in 11 wells, all of which were producing as of June 30, 2013. As a result of this acquisition, we have recognized proved developed reserves on 7 of these producing wells as well as proved undeveloped reserves on nine undrilled locations. See “—Chesapeake Acquisition.”

The table below summarizes for the Eaglebine and our other operating areas our estimated proved reserves as of June 30, 2013 and as of December 31, 2012. We had no proved undeveloped reserves as of December 31, 2012.

	As of June 30, 2013	As of December 31, 2012
Eaglebine
Oil (MBoe)	1,883.3	18.4
Natural gas (MMcf)	2,761.4	31.2
Equivalent (MBoe)	2,343.5	23.6
Other
Oil (MBbl)	—	4.9
Natural gas (MMcf)	—	17.7
Equivalent (MBoe)	—	7.9

Total equivalent (MBoe)	2,343.5	31.5

Proved Developed (MBoe)	466.3	31.5
Proved Undeveloped (MBoe)	1,877.2	—
Total proved developed reserves as a percent of total proved reserves	20%	100%

The following table sets forth our estimated future net revenues from proved reserves and Standardized Measure, and the expected benchmark prices used in projecting net revenues, as of June 30, 2013 and as of December 31, 2012:

	As of June 30, 2013	As of December 31, 2012
Future net revenues (in thousands)	$76,345	$1,282
Standardized Measure (in thousands)(1)	$32,929	$638
Benchmark oil price(2) ($/Bbl)	$91.60	$94.71
Benchmark gas price(2) ($/MMBtu)	$3.46	$2.75

(1)	Standardized Measure represents the present value of estimated future net cash inflows from proved oil and natural gas reserves, less estimated future development, production, plugging and abandonment costs and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows.
(2)	Our estimated proved reserves and related future net revenues and Standardized Measure were determined using index prices for oil and natural gas without giving effect to derivative transactions, and were held constant throughout the life of the properties. The unweighted arithmetic average first-day-of-the-month prices for the prior twelve months ended June 30, 2013 and for the prior twelve months ended December 31, 2012 were $91.60/Bbl and $94.71/Bbl for oil respectively, and $3.46/MMBtu and $2.75/MMBtu for natural gas respectively. These prices were adjusted by well for gravity, quality, heating value, shrinkage, transportation and marketing. Including such adjustments, the prices as of June 30, 2013 and December 31, 2012 were $88.73/Bbl and $91.68/Bbl for oil, respectively, and $3.55/Mcf and $3.34/Mcf for natural gas, respectively.

Future net revenues represent projected revenues from the sale of proved reserves net of production and development costs (including operating expenses and production taxes). Future operating costs, production and ad valorem taxes, and capital costs were based on current costs as of each period-end, with no escalation. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. Reserve data represent estimates only and should not be construed as being exact. Moreover, the Standardized Measure should not be construed as the current market value of the proved oil and natural gas reserves or the costs that would be incurred to obtain equivalent reserves. A market value determination would include many additional factors including (1) anticipated future changes in natural gas and oil prices, production and development costs, (2) an allowance for return on investment, (3) the value of additional reserves, not considered proved at present, which may be recovered as a result of further exploration and development activities, and (4) other business risk. See “Risk Factors—Risks Related to the Oil and Natural Gas Industry and Our Business—The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.”

Preparation of reserves estimates and internal controls over reserve estimation process

Our estimated reserves at December 31, 2012 and June 30, 2013 were prepared by Cawley, Gillespie and Associates, Inc., or Cawley, Gillespie, our independent reserve engineers. No director, officer or key employee of Cawley, Gillespie has any financial ownership in us. Cawley, Gillespie’s compensation for the required investigations and preparation of its reports is not contingent upon the results obtained and reported.

Our internal professional staff works closely with Cawley, Gillespie to ensure the integrity, accuracy and timeliness of data that is furnished to them for their reserve estimation process. All of the reserve information maintained in our secure reserve engineering database is provided to the external engineers. In addition, we provide Cawley, Gillespie other pertinent data, such as seismic information, geologic maps, well logs, production tests, well performance data, operating procedures and relevant economic criteria. We make all requested information, as well as our pertinent personnel, available to the external engineers as part of their evaluation of our reserves. Following the completion of this offering, we expect to have our reserve estimates prepared by independent third-party reserve engineers at least annually, and the reserve committee of our board of directors will oversee the preparation of reserve reports by our independent engineers.

John C. Evans is the technical person primarily responsible for overseeing the preparation of our reserve estimates. Mr. Evans is also responsible for liaison with and oversight of our third-party reserve engineers. Mr. Evans has over 38 years of industry experience with positions of increasing responsibility in engineering and evaluations with companies such as Phillips Petroleum, First National Bank of Fort Worth, Majestic Energy and Jumas Oil. He holds a Bachelor of Science Degree in Civil Engineering and a Bachelor of Science degree in Earth Science (Geophysics) from Montana State University, and he is a Registered Professional Engineer in the State of Texas.

The independent engineering analysis presented in the Cawley, Gillespie’s reports was overseen by Kenneth J. Mueller. Mr. Mueller is an experienced reservoir engineer having been a practicing petroleum engineer since 1979. He has more than 34 years of experience in reserves evaluation. He has a Bachelor of Science degree in Petroleum Engineering from Texas A&M University. Mr. Mueller is a licensed Professional Engineer in the State of Texas and is an active member of the Society of Petroleum Engineers and the Texas Society of Professional Engineers.

Technology used to establish proved reserves

Under SEC rules, proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

To establish reasonable certainty with respect to our estimated proved reserves, Cawley, Gillespie employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history were estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.

Production, price and cost history

Oil and natural gas are commodities. The price that we receive for the oil and natural gas we produce is largely a function of market supply and demand. Demand for oil and natural gas in the United States has increased during the last decade with periods of volatility. Demand is impacted by general economic conditions, weather and other seasonal conditions. Over or under supply of oil or natural gas can result in substantial price volatility. Historically, commodity prices have been volatile, and we expect that volatility to continue in the future. A substantial or extended decline in oil or natural gas prices or poor drilling results could have a material adverse effect on our financial position, results of operations, cash flows, quantities of oil and natural gas reserves that may be economically produced, and our ability to access capital markets.

The following table sets forth summary data with respect to our production results, average sales prices and production costs on a historical basis for the six months ended June 30, 2013.

	Eaglebine	Niobrara	Total
Net production volumes:
Oil (Bbl)	17,930	366	18,296
Natural gas liquids (Bbl)	673	109	782
Natural gas (Mcf)	43,354	814	44,168
Total (Boe)	25,829	611	26,439
Average daily production volumes:
Oil (Bbl)	99.1	2.0	101.1
Natural gas liquids (Bbl)	3.7	0.6	4.3
Natural gas (Mcf)	239.5	4.5	244.0
Total (Boe)	142.7	3.4	146.1
Average prices:
Oil (Bbl)	$95.20	$86.87	$95.03
Natural gas liquids (Bbl)	$19.31	$30.90	$20.93
Natural gas (Mcf)	$4.25	$3.10	$4.23
Total (Boe)	$73.73	$61.81	$73.45
Operating costs and expenses (per Boe):
Lease operating expenses	$11.80	$10.42	$12.13
Production and ad valorem taxes	$3.92	$4.16	$3.93
Depreciation, depletion and amortization(1)(2)	n/a	n/a	$41.61
General and administrative expenses(2)	n/a	n/a	$364.50

(1)	We utilize the full cost method of accounting for our oil and natural gas proprieties. Under this method, depreciation, depletion and amortization (DD&A) is calculated at the country level rather than the field.
(2)	During the six months ended June 30, 2013, we did not allocate DD&A and general and administrative expenses to the field level.

The following table sets forth summary data with respect to our production results, average sales prices and production costs on a historical basis for the year ended December 31, 2012.

	Eaglebine	Niobrara	Total
Net production volumes:
Oil (Bbl)	347	1,900	2,247
Natural gas liquids (Bbl)	—	384	384
Natural gas (Mcf)	—	3,903	3,903
Total (Boe)	347	2,934	3,281
Average daily production volumes:
Oil (Bbl)	0.9	5.2	6.1
Natural gas liquids (Bbl)	—	1.0	1.0
Natural gas (Mcf)	—	10.7	10.7
Total (Boe)	0.9	8.1	9.0
Average prices:
Oil (Bbl)	$87.69	$87.54	$87.58
Natural gas liquids (Bbl)	$—	$27.75	$27.75
Natural gas (Mcf)	$—	$2.17	$2.17
Total (Boe)	$87.69	$63.21	$65.80
Operating costs and expenses (per Boe):
Lease operating expenses	$2.91	$0.58	$3.49
Production and ad valorem taxes	$0.43	$3.79	$4.22
Depreciation, depletion and amortization(1)(2)	n/a	n/a	$93.49
General and administrative expenses(2)	n/a	n/a	$3,212

(1)	We utilize the full cost method of accounting for our oil and natural gas proprieties. Under this method, depreciation, depletion and amortization (DD&A) is calculated at the country level rather than the field.
(2)	During the year ended December 31, 2012, we did not allocate DD&A and general and administrative expenses to the field level.

Capital Budget

We have targeted a majority of our estimated capital expenditures for the remainder of 2013 and 2014 for drilling and completion in the Eaglebine. The following table presents our estimated capital expenditures, excluding capitalized interest and general and administrative expense, for drilling and completion, land acquisition, leasehold extension and seismic surveys for the period from July 2013 through the end of 2013 and for 2014 for the Eaglebine and our other operating areas.

	Capital Expenditure Budget July 2013 - December 2013(1)		Capital Expenditure Budget January 2014 - December 2014(1)
	Net Wells	$	Net Wells	$
		(in millions)		(in millions)
Drilling & Completion:
Operated Eaglebine	12	$74	36	$197
Non-Operated Eaglebine	—	$3	3	$17

Drilling & Completion Total	12	$77	39	$214
Other:
Operated Eaglebine		$11		$20
Non-Operated Eaglebine		$—		$—

Other Total		$11		$20

Total	12	$88	39	$234

(1)	The terms of our senior unsecured notes and term loan limit our capital expenditures to those provided for in a plan of development approved by our lenders. Our lenders have approved the first 10 wells and $90 million of our drilling capital budget for the period of April 2013 to December 2013, which includes $9.1 million of drilling capital spent prior to July 1, 2013. Our remaining drilling capital budget for 2013 and our drilling capital budget for 2014 reflect our management’s current expectations but are subject to the approval of our lenders.

The ultimate amount of capital we will expend is largely discretionary, subject to restrictions and maximum capital expenditures allowed under the terms of our senior unsecured notes and anticipated term loan, and may fluctuate materially based on market conditions, the success of drilling operations, access to capital and other factors. Additionally, the timing and costs of drilling on our non-operated Eaglebine leasehold acreage in AMI #1 and AMI #2 generally will be within the control of Halcón, as operator of the acreage. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Title to Properties

As is customary in the oil and natural gas industry, we initially conduct a preliminary review of the title to our properties. Prior to the commencement of drilling operations on those properties, we will conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we will typically be responsible for curing any title defects at our expense. We will not commence drilling operations on a property until we have cured any material title defects on such property. We will obtain title opinions on substantially all of our producing properties and expect to have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and natural gas industry. Prior to completing an acquisition of producing oil and natural gas leases, we will perform title reviews on the most significant leases, and, depending on the materiality of the properties, we may obtain a title opinion or review previously obtained title opinions. Our oil and natural gas properties are subject to customary royalty and other interests, liens to secure borrowings under our notes, liens for current taxes, and other burdens that we believe do not materially interfere with the use or affect our carrying value of the properties. See “Risk Factors—Risks Related to the Oil and Natural Gas Industry and Our Business—We may incur losses as a result of title defects in the properties in which we invest.”

Oil and Natural Gas Leases

The typical oil and natural gas lease agreement covering our properties provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any wells drilled on the leased premises. The lessor royalties and other leasehold burdens on our properties in Texas are generally 25.0% or less, resulting in a net revenue interest to us generally of at least 75% or more. Royalties and other leasehold burdens on our properties in Wyoming are 20%, resulting in a net revenue interest to us of 80%.

Competition

The oil and natural gas industry is highly competitive in all phases. We encounter competition from other oil and natural gas companies in all areas of operation, from the acquisition of leasing options on oil and natural gas properties to the exploration and development of those properties. Our competitors include major integrated oil and natural gas companies, numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of our competitors are large, well established companies that have substantially larger operating staffs and greater capital resources than we do. Such companies may be able to pay more for lease options on oil and natural gas properties and exploratory locations and to define, evaluate, bid for and purchase a greater number of properties and locations than our financial or human resources permit. Our ability to acquire additional properties and to discover reserves in the future will depend upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. See “Risk Factors—Risks Related to the Oil and Natural Gas Industry and Our Business—Competition in the oil and natural gas industry is intense, making it more difficult for us to acquire properties, market oil and natural gas and secure trained personnel.”

Hydraulic Fracturing

We will use hydraulic fracturing as a means to maximize the productivity of substantially all wells that we drill and complete. Hydraulic fracturing is a necessary part of the completion process because our properties are dependent upon our ability to effectively fracture the producing formations in order to produce at economic rates.

We have and continue to follow applicable industry standard practices and legal requirements for groundwater protection in our operations that are subject to supervision by state and federal regulators (including the Bureau of Land Management on federal acreage). These protective measures include setting surface casing at a depth sufficient to protect fresh water zones as determined by regulatory agencies, and cementing the well to create a permanent isolating barrier between the casing pipe and surrounding geological formations. This aspect of well design essentially eliminates a pathway for the fracturing fluid to contact any aquifers during the hydraulic fracturing operations. For recompletions of existing wells, the production casing is pressure tested prior to perforating the new completion interval.

Injection rates and pressures are monitored instantaneously and in real time at the surface during our hydraulic fracturing operations. Pressure is monitored on both the injection string and the immediate annulus to the injection string. Hydraulic fracturing operations would be shut down immediately if an abrupt change occurred to the injection pressure or annular pressure.

Certain state regulations require disclosure of the components in the solutions used in hydraulic fracturing operations, subject in some instances to exemptions for the disclosure of trade secrets. Approximately 99% of the hydraulic fracturing fluids we expect to use are made up of water and sand. The remainder of the constituents in the fracturing fluid are managed and used in accordance with applicable requirements.

Hydraulic fracture stimulation requires the use of a significant volume of water. Upon flowback of the water, we intend to dispose of it in a way that minimizes the impact to nearby surface water by disposing into approved disposal or injection wells. We do not intend to discharge water to the surface.

For information regarding existing and proposed governmental regulations regarding hydraulic fracturing and related environmental matters, please read “—Regulation of the Oil and Natural Gas Industry—Environmental, Health and Safety Regulation.” For related risks to our stockholders, please read “Risk Factors—Risks Related to the Oil and Natural Gas Industry and Our Business—Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.”

Regulation of the Oil and Natural Gas Industry

Our operations are substantially affected by federal, state and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate properties for oil and natural gas production have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of oil and natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Failure to comply with applicable laws and regulations could result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although we believe we are in material compliance with all applicable laws and regulations, and that continued substantial compliance with existing requirements will not have a material adverse effect on our financial position, cash flows or results of operations, such laws and regulations could be, and are frequently are, amended or reinterpreted. Additionally, currently unforeseen environmental incidents may occur or past non-compliance with environmental laws or regulations may be discovered. Therefore, we are unable to predict the future costs or impact of compliance or non-compliance. Additional proposals and proceedings that affect the oil and natural gas industry are regularly considered by Congress, the states, the Federal Energy Regulatory Commission, or FERC, and the courts. We cannot predict when or whether any such proposals may become effective.

Regulation of Transportation of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls or impose other regulatory requirements in the future.

Our sales of crude oil are affected by the availability, terms and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate and access regulation. FERC regulates interstate oil (including NGLs) pipeline transportation service and rates under the Interstate Commerce Act. Historically, interstate oil pipeline rates were required to be cost-based. Currently, rates are generally adjusted by reference to an index, although shippers may challenge these adjustments, and pipelines may seek adjustments in excess of the index. Rates may be cost-based, and settlement rates agreed to by all shippers are permitted. In addition, market based rates are permitted in circumstances where a pipeline demonstrates a lack of market power in a given geographical area before FERC. Effective January 1, 1995, FERC implemented regulations establishing an indexing system (based on the Producer Price Index (PPI), plus or minus a value set by FERC) for transportation rates for oil that allows for an annual increase or decrease in such index-based transportation rates. FERC re-evaluates the currently applicable index for setting such index-based rates every five years. The most recent review resulted in an increase of the index, and thus allows pipelines to increase rates annually by PPI + 2.65%, a larger percentage in addition to PPI for the five year period ending in July 2016 than had previously been in effect (which was PPI + 1.3%). This most recent index adjustment is currently being challenged by oil pipeline shippers in Federal court, and if successful this challenge could result in a decrease in the currently applicable index for annual adjustment of oil pipeline rates, although this is by no means certain or likely. FERC recently has adopted one change, and proposed others, to its rules governing the reporting of pipeline revenues and costs, with the stated aim of improving the transparency of the inputs to pipeline rates. It is not clear at this time whether the recent and potential changes to FERC’s rules will result in increased challenges to pipeline rates or stricter FERC scrutiny of such rates.

Intrastate oil pipeline transportation rates typically are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors who are similarly situated.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this common carrier standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Often the priority of a given shipper in the event of prorationing is dependent upon its history of shipping on a particular pipeline, with higher priority, and thus more capacity, allocated to relatively long standing shippers over new shippers. However, as a general matter, FERC does not have jurisdiction to prevent a common carrier oil pipeline from abandoning all or part of its services. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our similarly situated competitors on a given pipeline.

Regulation of Transportation and Sales of Natural Gas

The natural gas industry historically has been very heavily regulated. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by FERC under the Natural Gas Act of 1938, or NGA, the Natural Gas Policy Act of 1978, or NGPA, and

regulations issued under those Acts. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at unregulated market prices, it is conceivable that Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act and culminated in adoption of the Natural Gas Wellhead Decontrol Act which removed all price controls affecting wellhead sales of natural gas effective January 1, 1993.

FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce as well as the revenues we receive for sales of our natural gas. Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open access and non-discriminatory basis. FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, FERC issued a series of orders, beginning with Order No. 636, to implement its open access policies. As a result, the interstate pipelines’ historical role as wholesalers of natural gas was eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although FERC does not directly regulate natural gas producers (except with respect to a producer’s role as a marketer of natural gas, where FERC does exercise certain limited jurisdiction as discussed below), the current FERC regulatory structure is intended to foster increased competition within all phases of the natural gas industry.

In 2000, FERC issued Order No. 637 and subsequent orders, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised FERC’s pricing policy by waiving price ceilings for short-term released capacity, and effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting. FERC-regulated interstate pipelines’ tariffs now reflect the policies set forth in Order No. 637 and subsequent orders, and most major aspects of these policies that have been subject to court challenges have been upheld on judicial review. In 2008, FERC issued Order No. 712, which further modified applicable rules related to the release by shippers of interstate pipeline capacity, including through revisions intended to facilitate the use of interstate pipeline capacity by shippers. We cannot predict what action FERC will take on these matters in the future, or whether any such FERC’s actions will survive further judicial review. In recent years, FERC has made use of its anti-manipulation authority (discussed below) to extend its jurisdiction to entities such as producers whose role in the interstate natural gas market is typically limited to selling gas or transporting gas on interstate pipelines, including to develop and enforce its policies with respect to capacity release, open season bidding on new pipeline capacity, and related areas of FERC’s jurisdiction over interstate pipeline transportation. There are regulatory risks stemming from FERC’s aggressive enforcement of its regulations and policies related to pipeline capacity release, and the use of interstate pipeline capacity generally, by shippers like us.

The price at which we sell natural gas is not currently subject to federal rate regulation and, for the most part, is not subject to state regulation. However, with regard to our physical sales of these energy commodities, we are required to observe anti-market manipulation laws and related regulations enforced by FERC and/or the Commodity Futures Trading Commission, or the CFTC. See below the discussion of “Other federal laws and regulations affecting our industry—Energy Policy Act of 2005.” Should we violate the anti-market manipulation laws and regulations, we could also be subject to related third-party damage claims by, among others, sellers, royalty owners and taxing authorities. In addition, pursuant to FERC requirements regarding reporting by anyone who buys or sells more than a de minimis amount of natural gas in the interstate market introduced in Order No. 704, some of our operations may be required to annually report to FERC. Under these FERC reporting requirements, certain natural gas market participants must report information regarding their reporting of transactions to price index publishers and their blanket sales certificate status, as well as certain information regarding their wholesale, physical natural gas transactions for the previous calendar year depending on the volume of natural gas transacted. However, we do not report our gas sales transactions to price index publishers and therefore we do not have any regulatory requirements associated with reporting to price index publishers. If in the future we decided to report to price index publishers, there would be regulatory requirements to which we would be subject. See below the discussion of “Other federal laws and regulations affecting our industry—FERC Market Transparency Rules.”

Gathering services, which occur upstream of jurisdictional transmission services, are not regulated by FERC under the NGA and may be regulated by the states onshore and in state waters. FERC has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which may increase our costs of getting gas to point of sale locations, since the rates charged for such gathering services are not subject to FERC regulation. State regulation of natural gas gathering facilities generally include various safety, environmental and, in some circumstances, nondiscriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

Intrastate natural gas transportation and facilities are also subject to regulation by state regulatory agencies, and certain transportation services provided by intrastate pipelines are also regulated by FERC. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Regulation of Production

The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

The failure to comply with these rules and regulations could result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Other Federal Laws and Regulations Affecting Our Industry

Energy Policy Act of 2005. On August 8, 2005, President Bush signed into law the Domenici-Barton Energy Policy Act of 2005, or the EPAct 2005. EPAct 2005 is a comprehensive compilation of tax incentives, authorized appropriations for grants and guaranteed loans, and significant changes to the statutory policy that affects all segments of the energy industry. Among other matters, EPAct 2005 amends the NGA to add an anti-manipulation provision which makes it unlawful for any entity to engage in prohibited behavior to be prescribed by FERC, and furthermore provides FERC with additional civil penalty authority. EPAct 2005 provides FERC with the power to assess civil penalties of up to $1,000,000 per day for violations of the NGA and increases FERC’s civil penalty authority under the NGPA from $5,000 per violation per day to $1,000,000 per violation per day. The civil penalty provisions are applicable to entities that engage in the sale of natural gas for resale in interstate commerce. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-manipulation provision of EPAct 2005, and subsequently denied rehearing. The rule makes it unlawful for any entity, directly or indirectly, to: (1) in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, to use or employ any device, scheme or artifice to defraud; (2) to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (3) to engage in any act or practice that operates as a fraud or deceit upon any person. The anti-manipulation rules do not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but do apply to activities of gas pipelines and storage companies that provide interstate services, such as Section 311 service, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704. The anti-manipulation rules and enhanced civil penalty authority reflect an expansion of FERC’s NGA enforcement authority. Should we fail to comply with all applicable FERC administered statutes, rules, regulations, and orders, we could be subject to substantial penalties and fines.

FERC Market Transparency Rules. On December 26, 2007, FERC issued a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing, or Order No. 704. Under Order No. 704, wholesale buyers and sellers of more than 2.2 million MMBtu of physical natural gas in the previous calendar year, including interstate and intrastate natural gas pipelines, natural gas gatherers, natural gas processors, natural gas marketers and natural gas producers, are required to report, on May 1 of each year, aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to or may contribute to the formation of price indices. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order No. 704. Order No. 704 also requires market participants to indicate whether they report prices to any index publishers and, if so, whether their reporting complies with FERC’s policy statement on price reporting. FERC has requested comments on whether it should require quarterly reporting of some natural gas transactions. In October 2011, the U.S. Court of Appeals for the 5th Circuit struck down other FERC regulations designed to promote market transparency that extended new reporting requirements to other entities (in this case certain non-interstate pipelines) historically outside of FERC’s jurisdiction. These rules, originally set forth in Order No. 720, were vacated by the court because they were found to exceed the scope of FERC’s authority under the NGA.

Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, FERC and the courts. We cannot predict the ultimate impact of these or the above regulatory changes to our natural gas operations. We do not believe that we would be affected by any such action materially differently than similarly situated competitors.

Environmental, Health and Safety Regulation

Our exploration, development and production operations are subject to various federal, state and local laws and regulations governing health and safety, the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may, among other things, require the acquisition of permits to conduct exploration, drilling and production operations; govern the amounts and types of substances that may be released into the environment in connection with oil and natural gas drilling and production; restrict the way we handle or dispose of our wastes; limit or prohibit construction or drilling activities in sensitive areas such as wetlands, wilderness areas or areas inhabited by endangered or threatened species; require investigatory and remedial actions to mitigate pollution conditions caused by our operations or attributable to former operations; and impose obligations to reclaim and abandon well sites and pits. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, the Congress and federal and state agencies frequently revise environmental, health and safety laws and regulations, and any changes that result in more stringent and costly waste handling, disposal, cleanup and remediation requirements for the oil and natural gas industry could have a significant impact on our operating costs.

The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with current requirements would not have a material adverse effect on our financial condition or results of operations, there is no assurance that this trend will continue in the future.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste

The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include current and prior owners or operators of the site where the release occurred and entities that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these “responsible persons” may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.

We also generate solid and hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. RCRA imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. In the course of our operations we generate petroleum hydrocarbon wastes and ordinary industrial wastes that may be regulated as hazardous wastes.

We currently own or lease, and have in the past owned or leased, properties that have been used for numerous years to explore and produce oil and natural gas. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes may have been disposed of or released at or from the properties owned or leased by us or at or from the other locations where these hydrocarbons and wastes have been taken for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons and wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) and to perform remedial operations to prevent future contamination.

Pipeline Safety and Maintenance

Pipelines, gathering systems and terminal operations are subject to increasingly strict safety laws and regulations. Both the transportation and storage of refined products and crude oil involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. In turn, such incidents may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resources damages, and significant business interruption. The U.S. Department of Transportation, or the DOT, has adopted safety regulations with respect to the design, construction, operation, maintenance, inspection and management of our pipeline and storage facilities. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and the correction of anomalies. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans.

On December 13, 2011, Congress passed the Pipeline Safety and Regulatory Certainty Act (PSRCA). The PSCRA imposes significant new records verification obligations on pipeline operators, requires the reconfirmation of the maximum allowable operating pressure of pipe for which records cannot be identified, and requires the Pipeline and Hazardous Materials Safety Administration (PHMSA) to study the status of cast iron pipe replacement. PSRCA also seeks to promote the use of one-call systems and requires PHMSA to conduct rulemakings on a variety of issues. Because PHMSA has not completed the rulemaking process, the financial and operational consequences of PSRCA are not yet known.

Air Emissions

On April 17, 2012, the EPA approved final rules that subject all oil and natural gas operations (production, processing, transmission, storage and distribution) to regulation under the New Source Performance Standards (NSPS) and National Emission Standards for Hazardous Air Pollutants (NESHAPS) programs. These rules also include NSPS standards for completions of hydraulically fractured gas wells. These standards include the reduced emission completion (REC) techniques developed in EPA’s Natural Gas STAR program along with pit flaring of gas not sent to the gathering line. The standards are applicable to newly drilled and fractured wells as well as existing wells that are refractured. Further, the proposed regulations under NESHAPS include maximum achievable control technology (MACT) standards for those glycol dehydrators and storage vessels at major sources of hazardous air pollutants not currently subject to MACT standards. We are currently researching the effect these proposed rules could have on our business. While these rules have been finalized, many of the rules’ provisions will be phased-in over time, with the more stringent requirements like REC not becoming effective until 2015.

Climate Change

On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane and other “greenhouse gases” present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA have allowed the agency to proceed with the adoption and implementation of regulations restricting emissions of greenhouse gases under existing provisions of the federal Clean Air Act. Among other things, EPA regulations now require specified large greenhouse gas emitters in the United States including companies in the energy industry to annually report those emissions. Additionally, starting in 2011, new sources or modifications of existing sources of significant quantities of greenhouse gas emissions are required to obtain permits—and to use best available control technology to control those emissions – pursuant to the Clean Air Act as a prerequisite to the development of that emissions source. While these regulations have not to date materially affected the company, such regulations may over time require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the oil and natural gas we produce.

Additionally, the U.S. Congress has considered legislation to restrict or regulate emissions of greenhouse gases, such as carbon dioxide and methane, which are understood to contribute to global warming. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other initiatives continue to be proposed that may be relevant to greenhouse gas emissions issues. In addition, almost half of the states, either individually or through multi-state regional initiatives, have begun to address greenhouse gas emissions, primarily through the planned development of emission inventories or regional greenhouse gas cap and trade programs. Although most of the state-level initiatives have to date been focused on large sources of greenhouse gas emissions, such as electric power plants, it is possible that smaller sources could become subject to greenhouse gas-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for greenhouse gas emissions resulting from our operations. Any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas we produce.

Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our exploration and production operations. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. We may not be able to recover through insurance some or any of the damages, losses, or costs that may result from potential physical effects of climate change.

Water Discharges

The Federal Water Pollution Control Act, as amended, or the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into navigable waters. Pursuant to the Clean Water Act and analogous state laws, permits must be obtained to discharge pollutants into state waters or waters of the U.S. The term “waters of the United States” has been broadly defined to include certain inland water bodies, including certain wetlands and intermittent streams. Any such discharge of pollutants into regulated waters must be performed in accordance with the terms of the permit issued by the EPA or the analogous state agency. Spill prevention, control and countermeasure requirements under federal law require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Moreover, EPA is developing pretreatment standards and effluent limitations for the discharge of wastewater from hydraulic fracturing activities and plans to propose these standards for shale gas by 2014.

The Oil Pollution Act of 1990, or OPA, establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the U.S. The OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. A “responsible party” under the OPA includes owners and operators of certain onshore facilities from which a release may affect waters of the U.S.

Endangered Species Act, Migratory Birds, Natural Resources Damages

The federal Endangered Species Act, or ESA, restricts activities that may affect endangered and threatened species or their habitats. While some of our facilities may be located in areas that are designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

The ESA prohibits the harming of endangered or threatened species, provides for habitat protection, and imposes stringent penalties for noncompliance. The final designation of previously unprotected species in areas where we operate as threatened or endangered could cause us to incur increased costs arising from species protection measures or could result in limitations, delays, or prohibitions on our exploration and production activities that could have an adverse impact on our ability to develop and produce our reserves. As a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to consider listing more than 250 species as endangered under the ESA.

Employee Health and Safety

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Other Laws

The federal Energy Policy Act of 2005 amended the Underground Injection Control, or UIC, provisions of the federal Safe Drinking Water Act, or the SDWA, to exclude hydraulic fracturing from the definition of “underground injection.” However, the U.S. Senate and House of Representatives are currently considering bills entitled, the Fracturing Responsibility and Awareness of Chemicals Act, or the FRAC Act, to amend the SDWA to repeal this exemption. If enacted, the FRAC Act would amend the definition of “underground injection” in the SDWA to encompass hydraulic fracturing activities. If enacted, such a provision could require hydraulic fracturing operations to meet permitting and financial assurance requirements, adhere to certain construction specifications, fulfill monitoring, reporting, and recordkeeping obligations, and meet plugging and abandonment requirements. The FRAC Act also proposes to require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceeding. In addition, we are not aware of any material legal or governmental proceedings contemplated to be brought against us.

Employees

As of August 31, 2013, we employed 38 people, including 7 employees in geology and geographic information systems, 6 employee in operations and engineering, 11 employees in accounting and finance, 7 employees in land/lease analysis and 7 employees in management, administration, legal and communications. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory. From time to time we utilize the services of independent contractors to perform various field and other services.

Offices

We currently lease approximately 16,000 square feet of office space in Fort Worth, Texas at Two City Place, Suite 1700, 100 Throckmorton, where our principal offices are located. The lease for our Fort Worth office expires in December 2015.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of June 30, 2013. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
B. Hunt Pettit	43	President and Chief Executive Officer, Director
Brian C. Nelson	43	Executive Vice President and Chief Financial Officer, Director
David L. Patty, Jr.	43	Executive Vice President—Land and Business Development, Director
Lawrence B. Van Ingen	60	Executive Vice President—Geology, Director
Tom D. McNutt	44	Executive Vice President, General Counsel and Secretary, Director
John T. Richards	59	Executive Vice President and Chief Operating Officer, Director
Don Dimitrievich	41	Director

Set forth below is the description of the backgrounds of our directors and executive officers.

B. Hunt Pettit, President and Chief Executive Officer, Director

Mr. Pettit has served as our President and Chief Executive Officer and Director since our formation in February 2006 and has over 16 years of experience in the oil and natural gas industry as an entrepreneur and landman. An early mover in the Eagle Ford Shale, Mr. Pettit identified numerous opportunities across the play between 2008 and 2010. Under his leadership, we acquired and divested over 125,000 acres of leases in the Eagle Ford Shale to numerous large independent oil and natural gas companies including Murphy E&P USA, Chesapeake Energy Corporation, Comstock Resources, Inc. and Hess Corporation. Prior to founding our company, Mr. Pettit served as Contract Land Manager for the Barnett Shale Project for David H. Arrington Oil & Gas, Inc. from May 2005 to February 2008. Mr. Pettit earned a Bachelor of General Studies in Biology, Chemistry and Philosophy from Texas Tech University.

Mr. Pettit has extensive knowledge of our operations and of the oil and natural gas industry. For these reasons, we believe Mr. Pettit is qualified to serve as a director of our company.

Brian C. Nelson, Executive Vice President and Chief Financial Officer, Director

Mr. Nelson has served as our Executive Vice President and Chief Financial Officer since September 2011 and became a director of our company in April 2013. Mr. Nelson has 21 years of experience in the energy industry, including 10 years in oil and natural gas. Prior to joining us, he served as the Chief Financial Officer at ZaZa Energy, LLC from May 2011 to September 2011. From October 2010 to May 2011, Mr. Nelson served as Senior Vice President and Chief Financial Officer of Great Western Oil & Gas Company, LLC. From September 2002 to October 2010, Mr. Nelson served as Vice President of Finance of ATP Oil & Gas Corporation. From 2001 to 2002, he worked as an equity analyst with Frost Securities, Inc., covering exploration and production companies. Mr. Nelson earned a Master of Business Administration from Rice University and Bachelor of Arts in Economics from the University of Texas at Austin.

David L. Patty, Jr., Executive Vice President—Land and Business Development, Director

Mr. Patty has served as our Vice President—Land and Business Development since May 2012 and became a director of our company in April 2013. Mr. Patty has over seven years of experience in the oil and natural gas industry with respect to acquisitions, divestitures, contract administration and operations. Mr. Patty worked under contract from July 2006 to April 2012 as a landman for David H. Arrington Oil and Gas, Inc., Quicksilver Resources Inc. and DLP Resources LLC, serving in various positions while handling all aspects of the land and legal parameters of the exploration and development process from lease negotiations, title, due diligence, curative, urban well permitting, overseeing field brokers and acquisitions and divestitures. Mr. Patty earned a Juris Doctor from the University of Houston Law Center and a Bachelor of Arts in Government from the University of Texas at Austin.

Lawrence “Laurie” Van Ingen, Executive Vice President—Geology, Director

Mr. Van Ingen has served as our Executive Vice President—Geology since May 2012 and became a director of our company in April 2013. Mr. Van Ingen has over 35 years of diversified domestic and international technical and management experience in the oil and natural gas industry in North America, Europe and Asia, including several countries in the Far East and South Pacific. Prior to joining us, Mr. Van Ingen was a co-owner of Alpine Ventures International, LLC, a company that has provided us with consulting services since November 2010. From March 2003 to November 2010, he was the President of Amana Partners, Inc., an oil and natural gas exploration and development company. Prior to that, he was employed from 1997 to 1999 by Pitts Energy Group. Mr. Van Ingen began his career at Mobil Corporation, where he lived and worked in a variety of domestic and international locations for 19 years and was promoted to positions of increasing responsibility. Mr. Van Ingen earned a Master of Science in Geology from the University of Wyoming and a Bachelor of Arts in Geology from Alfred University.

Tom D. McNutt, Executive Vice President, General Counsel and Secretary, Director

Mr. McNutt has served as our Executive Vice President, General Counsel and Secretary since March 2012 and became a director of our company in April 2013. Mr. McNutt has over ten years of legal experience. From January 2009 to March 2012, Mr. McNutt was of counsel, and from June 2001 to January 2009, he was an associate, in the tax group of Bracewell & Giuliani, LLP. While at Bracewell & Giuliani, LLP Mr. McNutt advised numerous oil and natural gas clients on a variety of issues including international, federal and state tax issues and also designed and implemented tax efficient structures with respect to asset acquisitions and dispositions. Mr. McNutt earned a Master of Laws (LLM) in taxation from the New York University School of Law and a Juris Doctor from South Texas College of Law where he graduated cum laude. He also earned a Bachelor of Arts in Economics from the University of Texas at Austin.

John Richards, Executive Vice President and Chief Operating Officer, Director

Mr. Richards has served as our Executive Vice President and Chief Operating Officer since May 2013 and has 35 years of technical, operations and management experience in the energy industry. Prior to joining us, Mr. Richards served as Partner at Valens Energy, LP, a consulting services firm he founded which focuses on well design and construction for drilling, completion and production operations. Prior to that, he served as Executive Vice President of Operations at ZaZa Energy from July 2010 to January 2013, where he established the operating group for the startup company. Prior to joining ZaZa Energy, Mr. Richards served as Engineering Advisor and Drilling Group Lead for EnCana Oil & Gas (USA), Inc. from April 2007 to June 2010. From 1981 to 2007, Mr. Richards served in multiple operational and managerial capacities with increasing responsibility, both domestically and internationally, with Anadarko Petroleum Corporation (UPRC/Champlin Petroleum). Mr. Richards received a B. S. in Mechanical Engineering from Louisiana Tech University.

Don Dimitrievich, Director

Mr. Dimitrievich became a director of our company in April 2013. Mr. Dimitrievich is a Managing Director at Highbridge Principal Strategies, an alternative investment management organization that together with its affiliates manages over $30 billion in capital for institutional investors, pension funds, endowments and foundations. At Highbridge, Mr. Dimitrievich oversees Highbridge Principal Strategies’ direct credit investment strategy for the energy and power sectors. Prior to joining Highbridge in 2012, Mr. Dimitrievich was a Managing Director of Citi Credit Opportunities, a credit focused principal investment group. At Citi Credit Opportunities, Mr. Dimitrievich oversaw the energy and power portfolio and invested over $800 million in mezzanine, special situation and equity co-investments, and secondary market opportunities. Mr. Dimitrievich began his career as a corporate attorney in the New York office of Skadden, Arps, Slate, Meagher & Flom LLP from 1998 to 2004 focusing on energy mergers and acquisitions and capital markets transactions. Mr. Dimitrievich has a Law degree with Great Distinction from McGill University in Montreal, Canada and earned a Chemical Engineering degree with Great Distinction from Queen’s University in Kingston, Canada.

Board of Directors

Our board of directors currently consists of seven members. Effective upon completion of this offering, we expect certain of our existing directors will resign and we will appoint additional independent directors such that a majority of the members of our board of directors will be independent in accordance with NYSE listing standards.

In evaluating director candidates, we have assessed whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Following the completion of this offering, our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2014, 2015 and 2016, respectively. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Pursuant to a stockholders agreement among us and the holders of our outstanding capital stock and warrants, Mr. Pettit and Highbridge have certain rights, but no obligations, to nominate directors following completion of this offering. So long as Mr. Pettit and his affiliates hold in the aggregate 10% or more of the outstanding shares of our common stock, Mr. Pettit has the right to nominate (i) three directors if he owns 20% or more, (ii) two directors if he owns 15% or more, and (iii) one director if he owns 10% or more. So long as Highbridge and its affiliates hold in the aggregate 10% or more of the outstanding shares of our common stock, Highbridge has the right to nominate one director. The stockholders agreement also provides that, following consummation of this offering, our board of directors will consist of the number of directors that Mr. Pettit and Highbridge are entitled to nominate pursuant to the agreement, plus such number of additional directors that are independent as required under NYSE rules. We may not decrease or increase the number of directors to a number less than or greater than the number of directors required to comply with the agreement without the consent of Highbridge (so long as Highbridge and its affiliates hold in the aggregate 10% or more of the outstanding shares of our common stock and Mr. Pettit (so long as Pettit and his affiliates and members of his immediate family hold in the aggregate 10% or more of the outstanding shares of our common stock). Upon completion of this offering Highbridge and its affiliates and Mr. Pettit and his affiliates will own     % and     % of our common stock, respectively.

Pursuant to the stockholders agreement, we must cause the individuals designated by Mr. Pettit and Highbridge to be nominated for election to the board of directors, solicit proxies in favor thereof, and at each meeting of the stockholders of the company at which directors are to be elected recommend that the stockholders elect to the board each such individual nominated for election at such meeting. Mr. Pettit and Highbridge and each of their affiliates have agreed to vote all of their shares entitled to vote in the election of directors and to take such other necessary actions to elect such nominees.

Committees of the Board of Directors

Upon the conclusion of this offering, we intend to have an audit committee, a compensation committee, a nominating and governance committee and a reserve committee of our board of directors, and we may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

We will establish an audit committee in connection with the completion of this offering. We anticipate that our audit committee will initially consist of three independent directors who are financially literate, one of whom will be an “audit committee financial expert” as described in Item 407(d)(5) of Regulation S-K. Our audit committee will oversee, review, act on and report to our board of directors on various auditing and accounting matters, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to our independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs related to legal and regulatory requirements. Upon formation of the audit committee, we expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards.

Compensation Committee

We will establish a compensation committee in connection with the completion of this offering. We anticipate that our compensation committee will initially consist of three independent directors. Our compensation committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. Upon formation of the compensation committee, we expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards.

Nominating and Governance Committee

We will establish a nominating and governance committee in connection with the completion of this offering. We anticipate that our nominating and corporate governance committee will initially consist of three independent directors. Our nominating and corporate governance committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of the nominating and governance committee, we expect to adopt a nominating and governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards.

Reserve Committee

We will establish a reserve committee in connection with the completion of this offering. We anticipate that our reserve committee will initially consist of three independent directors. Our reserve committee will oversee the preparation by independent petroleum engineers of annual and any special reserve reports and/or audits of the estimated amounts of our hydrocarbon reserves and related information. Upon formation of the reserve committee, we expect to adopt a reserve committee charter defining the committee’s primary duties.

Compensation Committee Interlocks and Insider Participation

The directors serving on the compensation committee are not and will not at any time be one of our employees. None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Our code of business conduct and ethics will be available on our corporate website at www.enexp.com on or prior to the completion of this offering.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE. Our code of corporate governance guidelines will be available on our corporate website at www.enexp.com on or prior to the completion of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer during the 2012 fiscal year. Throughout this prospectus, these three officers are referred to as our named executive officers.

The following table shows information concerning the annual compensation for services provided to us by our named executive officers during the fiscal years ended December 31, 2012 and 2011.

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	All Other Compensation(3)	Total
B. Hunt Pettit	2012	$247,815	$100,000	$—	$—	$347,815
President and Chief Executive Officer	2011	$40,000	$—	$—	$—	$40,000

Brian C. Nelson	2012	$232,035	$100,000	$6,350,000	$—	$6,682,035
Executive Vice President and Chief Financial Officer	2011	$64,375	$—	$—	$—	$64,375

David L. Patty, Jr.	2012	$188,583	$75,000	$3,175,000	$—	$3,438,583
Executive Vice President—Land and Business Development	2011	$—	$—	$—	$—	$—

(1)	Under the terms of their employment agreements, Messrs. Pettit, Nelson and Patty are entitled to the compensation described under “—Employment Agreements” below.
(2)	Reflects the grant date fair value of restricted shares of our common stock granted during 2012. In accordance with FASB ASC Topic 718, we recognized a grant date fair value of $127 per share with respect to these awards based on a third party valuation. The agreements governing the restricted stock awards were amended on November 16, 2012 to modify the vesting dates and percentage of shares vesting at each vesting date as described under “—Grants of Plan-Based Awards” below. The modification date fair market value per share was $107 based on the third party valuation.
(3)	The overriding royalty interests described below under “—Overriding Royalty Interests” were valued at zero for each named executive officer and no payments related to the overriding royalty interests were made during 2012.

Employment Agreements

We will enter into employment agreements contemporaneous with the consummation of this offering with each of our named executive officers, the material terms of which are described below.

Each employment agreement will have an initial three-year term and automatically renew and extend for a period of 12 months, unless written notice of non-renewal is delivered from either party to the other not less than 30 days prior to the expiration of the then-existing term. Except as described below, each employment agreement will be executed with substantially similar terms and conditions. Each named executive officer will be entitled to, among other things, four weeks of paid vacation, customary employee benefits as offered by us, and reimbursement of travel and business expenses. Each named executive officer will be eligible to participate in the 2012 Stock Incentive Plan. Each named executive officer will agree to maintain and protect the confidentiality of our information during or after his employment with us and will agree not to compete with us, solicit business from any of our customers or associated entities, or to solicit away any of our employees, during his employment and for twelve months after termination of his employment. Each named executive officer will also agree to notify and present the terms and conditions of any new opportunity related to our business to us during his employment and for twelve months after termination of his employment.

Mr. Pettit

Mr. Pettit’s employment agreement will provide for an annual base salary of $450,000, subject to increase at our discretion, and an annual cash bonus of up to two times Mr. Pettit’s annual base salary, the amount of which shall be in the sole and absolute discretion of the compensation committee. If Mr. Pettit’s employment is terminated by us for cause (as defined in the employment agreement) or by Mr. Pettit’s death or disability, or Mr. Pettit voluntarily terminates his employment, he shall receive an amount consisting of his accrued and unpaid base salary, his earned but unpaid bonus with respect to any completed calendar year immediately preceding the year of termination (not payable upon termination by us for cause), reimbursement for unreimbursed business expenses, and benefits payable under our benefit plan terms including equity plans (collectively referred to herein as “accrued amounts”). Mr. Pettit will also be entitled to receive the following severance payments upon termination under the circumstances described below:

Termination by us without cause (excluding death or disability) or by our failure to renew the employment agreement (provided no change in control occurred (as defined in the employment agreement) within the 24 month period immediately prior to the termination):

•	all accrued amounts; and

•	provided there exists compliance with the confidentiality and non-compete provisions contained in the agreement, and provided Mr. Pettit executes a release, he will receive:

•	an amount equal to the sum of:

•	the greater of:

•	two times Mr. Pettit’s base salary as of the termination date; or

•

the amount of base salary that would have been paid to Mr. Pettit for the period beginning on the termination date and ending on the last day of the term of the agreement had Mr. Pettit remained employed for such period; and

•	two times the greater of:

•

the amount of any cash bonus payable to Mr. Pettit for the year in which the termination date occurs (provided that if the bonus has not yet been determined as of the termination date, then the amount of the bonus shall be determined as if Mr. Pettit earned 100% of the targeted performance bonus for such year, to the extent such target bonus exists); or

•	the amount of the cash bonus paid to Mr. Pettit for services rendered during the year immediately prior to the calendar year in which the termination date occurs.

Termination by us without cause (excluding death or disability), by our failure to renew the employment agreement, or by Mr. Pettit for good reason (as defined in the employment agreement) (provided a change in control has occurred within the 24 month period immediately prior to the termination):

•	an amount, payable in a lump sum, equal to the sum of:

•	four times Mr. Pettit’s base salary as of the termination date; and

•	four times the greater of:

•

the amount of any cash bonus payable to Mr. Pettit for the year in which the termination date occurs (provided that if the bonus has not yet been determined as of the termination date, then the amount of the bonus shall be determined as if Mr. Pettit earned 100% of the targeted performance bonus for such year, to the extent such target bonus exists); or

•	the amount of the cash bonus paid to Mr. Pettit for services rendered during the year immediately prior to the calendar year in which the change in control occurred.

Messrs. Nelson and Patty

The employment agreements with Messrs. Nelson and Patty will provide for annual base salaries of $350,000 and $225,000, respectively, subject to increase at our discretion, and an annual cash bonus of up to such executive’s annual base salary, the amount of which shall be in the sole and absolute discretion of the compensation committee. If the executive’s employment is terminated by us for cause (as defined in the employment agreement) or by the executive’s death or disability, or the executive voluntarily terminates his employment, he shall receive a payment for accrued amounts. Each executive will also be entitled to receive the following severance payments upon termination under the circumstances described below:

Termination by us without cause (excluding death or disability) or by our failure to renew the employment agreement (provided no change in control (as defined in the employment agreement) occurred within the 24 month period immediately prior to the termination):

•	all accrued amounts;

•	provided there exists compliance with the confidentiality and non-compete provisions contained in the agreement, and provided the executive executes a release, the executive will receive:

•	in the case of termination by us without cause:

•	an amount equal to the sum of:

•	one and a half times the executive’s base salary as of termination date; and

•	one and a half times the greater of:

•

the amount of any cash bonus payable to the executive for the year in which the termination date occurs (provided that if the bonus has not yet been determined as of the termination date, then the amount of the bonus shall be determined as if the executive earned 100% of the targeted performance bonus for such year, to the extent such target bonus exists); or

•	the amount of the cash bonus paid to the executive for services rendered during the year immediately prior to the calendar year in which the termination date occurs; or

•	in the case of termination by our failure to renew the employment agreement:

•	an amount equal to the sum of:

•	three-fourths times the executive’s base salary as of the termination date; and

•	three-fourths times the greater of:

•

the amount of any cash bonus payable to the executive for the year in which the termination date occurs (provided that if the bonus has not yet been determined as of the termination date, then the amount of the bonus shall be determined as if the executive earned 100% of the targeted performance bonus for such year, to the extent such target bonus exists); or

•	the amount of the cash bonus paid to the executive for services rendered during the year immediately prior to the calendar year in which the termination date occurs.

Termination by us without cause (excluding death or disability), by our failure to renew the employment agreement, or by the executive for good reason (as defined in the employment agreement) (provided a change in control has occurred within the 24 month period immediately prior to the termination):

•	an amount, payable in a lump sum, equal to the sum of:

•	three times the executive’s base salary as of the termination date; and

•	three times the greater of:

•

the amount of any cash bonus payable to the executive for the year in which the termination date occurs (provided that if the bonus has not yet been determined as of the termination date, then the amount of the bonus shall be determined as if the executive earned 100% of the targeted performance bonus for such year, to the extent such target bonus exists); or

•	the amount of the cash bonus paid to the executive for services rendered during the year immediately prior to the calendar year in which the change in control occurred.

Grants of Plan-Based Awards

The following table provides information concerning each award of restricted shares of our common stock granted to our named executive officers during the fiscal year ended December 31, 2012:

Name	Grant Date	Restricted Stock Awards	Grant Date Fair Value of Awards(1)
B. Hunt Pettit	—	—	—
Brian C. Nelson	8/22/2012	2,000,000	$6,350,000
David L. Patty, Jr.	8/22/2012	1,000,000	$3,175,000

(1)	Reflects the grant date fair value of restricted shares of our common stock granted during 2012. In accordance with FASB ASC Topic 718, we recognized a grant date fair value of $127 per share with respect to these awards based on a third party valuation. The agreements governing the restricted stock awards were amended on November 16, 2012 to modify the vesting dates and percentage of shares vesting at each vesting date. The modification date fair market value per share was $107 based on the third party valuation.

On August 22, 2012, Brian C. Nelson was awarded 2,000,000 restricted shares of our common stock. Pursuant to the original award agreement, 50% of such restricted shares vested on the earlier of January 1, 2013 or the completion of this offering, and the remaining 50% vested on January 1, 2013. On November 16, 2012, the award agreement was amended to provide for 100% vesting on the earlier of January 1, 2014 or the completion of this offering. The restricted shares also vest upon a change in control or death or disability. If Mr. Nelson’s employment terminates during the restricted period for any reason other than death or disability, his unvested shares are automatically forfeited.

On August 22, 2012, David L. Patty, Jr. was awarded 1,000,000 restricted shares of our common stock. Pursuant to the original award agreements, the restricted shares vested ratably in three equal installments: the first vesting date was the earlier of January 1, 2013 or the completion of this offering, and the second and third vesting dates were the first and second anniversaries of the first vesting date. On November 16, 2012, the award agreements were amended to provide that the first vesting date is the earlier of January 1, 2014 or the completion of this offering. If the first vesting date is the completion of this offering, then the second vesting date will be January 1, 2014 and the third vesting date will be June 30, 2014. If the first vesting date is January 1, 2014, then the second vesting date is June 30, 2014. If the first vesting date is the completion of this offering, then 50% of the restricted shares will vest on the first vesting date, 25% on the second vesting date, and 25% on the third vesting date. If the first vesting date is January 1, 2014, then 75% will vest on the first vesting date and 25% will vest on the second vesting date. The restricted shares also vest upon a change in control or death or disability. If Mr. Patty’s employment terminates during the restricted period for any reason other than death or disability, his unvested shares are automatically forfeited.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unvested restricted shares of our common stock held by our named executive officers as of December 31, 2012.

Name	Number of Restricted Shares That Have Not Vested(1)	Market Value of Restricted Shares That Have Not Vested
B. Hunt Pettit	—	—
Brian C. Nelson	2,000,000	$6,350,000
David L. Patty, Jr.	1,000,000	$3,175,000

(1)	The restricted shares of our common stock vest in accordance with the modified vesting schedules described above under “—Grants of Plan-Based Awards.”

Overriding Royalty Interests

In August 2012 we completed the granting of overriding royalty interests in our acreage to our executive officers, including the named executive officers, certain other members of management, the limited partners of NASIF and the Niobrara investors. These overriding royalty interests entitle the holders to receive percentages of the net revenue associated with sales of oil and natural gas produced from our acreage, with no corresponding responsibility for payment of any expenses. These percentages range from 0% to 2.0% in the Eaglebine, 0% to 2.2% in the Wolfcamp and 0% to 4.2% in the Niobrara. With respect to our named executive officers, B. Hunt Pettit, Brian C. Nelson and David L. Patty, Jr. received overriding royalty interests ranging from 0% to 4.2%, 0% to 0.20% and 0% to 0.60%, respectively. As described under “Certain Relationships and Related Party Transactions—Corporate Reorganization,” the limited partners of NASIF and the Niobrara investors received overriding royalty interests in connection with our corporate reorganization. Since October 2012, we have not granted, and we do not intend to grant, additional overriding royalty interests with respect to our properties to our executive officers or other employees.

2012 Stock Incentive Plan

In connection with our corporate reorganization, we adopted our 2012 Stock Incentive Plan. We intend to amend and restate our 2012 Stock Incentive Plan in connection with the completion of this offering. The following is a summary of the amended and restated plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part. The purpose of the plan is to enable us to attract and retain the types of employees, consultants and directors who will contribute to our long range success, provide incentives that align the interests of employees, consultants and directors with those of our stockholders and promote the success of our business.

Eligibility. Employees, consultants and directors of us and our affiliates are eligible to participate in the plan.

Administration. Upon completion of this offering, our compensation committee will administer the plan and will generally be responsible for selecting participants from among eligible persons. Unless otherwise limited, the compensation committee will have broad discretion to administer the plan, including the power to determine to whom and when awards will be granted, to determine the amount of such awards (measured in cash, shares of common stock or otherwise), to prescribe the terms and conditions of each award, to accelerate the exercise terms of any award, to delegate duties under the plan and to execute all other responsibilities permitted or required under the plan.

Shares Available. The maximum aggregate number of shares of our common stock that may be reserved and available for delivery in connection with awards under the plan is 9,000,000, subject to adjustment in accordance with the terms of the plan, 5,212,840 of which have been issued. Shares covered by awards that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of shares or are settled in cash will not count against this limit and can be regranted under the plan. Shares surrendered or withheld in payment of the exercise price of an option and shares withheld by us to satisfy any tax withholding obligation will count against the limit. Subject to adjustment in accordance with the terms of the plan, no more than 500,000 shares may be subject to options or stock appreciation rights granted under the plan to any one participant during any one year period, and no more than 1,500,000 shares may be subject to any other awards granted under the plan to any one participant during any one year period.

Terms of Options. The compensation committee may grant (a) incentive stock options that comply with Section 422 of the Code to our employees and (b) nonqualified options to any eligible person under the Plan. Except as described below, the exercise price for an option must not be less than the fair market value per share of common stock as of the date of grant and may be exercised on such terms as the compensation committee determines, but not later than ten years from the date of grant. For participants who own 10% or more of the voting power of our outstanding stock, the exercise price for an option must not be less than 110% of the fair market value per share of common stock as of the date of grant and is not exercisable after the expiration of five years from the date of grant.

Terms of Stock Appreciation Rights. SARs may be awarded in connection with or separate from an option. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. SARs will be exercisable on such terms as the compensation committee determines. The term of an SAR will be for a period determined by the compensation committee but will not exceed ten years. SARs may be paid in cash, common stock or a combination of cash and common stock, as determined by the compensation committee in the award agreement.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, restrictions on transferability and any other restrictions determined by the compensation committee. Except as otherwise provided under the terms of the plan or an award agreement, the holder of a restricted stock award may have rights as a stockholder, including the right to vote or to receive dividends (subject to any mandatory reinvestment or other requirements determined by the compensation committee). Unless otherwise determined by the compensation committee, a restricted stock award will be forfeited and reacquired by us upon termination of employment other than death or disability. Common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. Restricted stock units are rights to receive cash, common stock or a combination of cash and common stock at the end of a specified period. Restricted stock units may be subject to restrictions, including a risk of forfeiture, as determined by the compensation committee. Restricted stock units may be satisfied by cash, common stock or any combination of cash and common stock, as determined by the compensation committee. Unless otherwise determined by the compensation committee, restricted stock units will be forfeited upon termination of a participant’s employment other than death or disability. The compensation committee may, in its sole discretion, grant dividend equivalents with respect to restricted stock units.

Performance Awards. The plan will provide for the grant of performance awards that may be granted in the form of cash, common stock or a combination of cash and common stock. Each performance award will set forth (a) the amount, including a target and maximum amount if applicable, the recipient may earn in the form of cash or shares of common stock or a formula for determining that amount, (b) the performance criteria and level of achievement versus the criteria that will determine the amount of cash payable or number of shares of our common stock to be granted, issued, retained and/or vested, (c) the performance period over which performance is to be measured, (d) the timing of any payments to be made, (e) restrictions on the transferability of the award and (f) such other terms and conditions as our compensation committee may determine. The maximum performance award payable to any one participant under the plan is 1,500,000 shares of common stock, or cash equivalent thereof as determined by the compensation committee, and the maximum cash bonus that may be paid to any participant in any calendar year is $3 million.

Director Compensation

We did not award any compensation to any non-employee director during 2012. However, our board of directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance. Our board of directors also believes that the compensation package for our non-employee directors should require a significant portion of the total compensation package to be equity-based to align the interests of these directors with our stockholders.

The following sets forth the compensation policy for our non-employee directors to be effective upon completion of this offering. Our non-employee director compensation policy is subject to annual review by our compensation committee.

Our board of directors has implemented a compensation policy applicable to all of our non-employee directors, which provides all non-employee directors the following compensation for board and committee services on an annual basis:

•

Each non-employee director shall receive $             in cash, shares of our restricted common stock valued at $             that vest annually, $             in cash per meeting attended in person (capped at $             per year) and $             in cash per meeting held by telephone;

•	The chairman of each of the audit committee, the reserve committee and the compensation committee shall receive $ in cash and shares of our restricted common stock valued at $ that vest annually;

•	The chairman of the nominating and corporate governance committee shall receive $ in cash and shares of our restricted common stock valued at $ that vest annually;

•

Each member of the audit committee, the reserve committee and the compensation committee (other than the chairman) shall receive $             in cash, $             per meeting attended in person and $             in cash per meeting held by telephone; and

•	Each member of the nominating and corporate governance committee (other than the chairman) shall receive $ in cash, $ per meeting attended in person and $ in cash per meeting held by telephone

Directors who are also our employees will not receive any additional compensation for their service on the board of directors.

We expect that each director will be reimbursed for (1) travel and miscellaneous expenses to attend meetings and activities of our board of directors or its committees; (2) travel and miscellaneous expenses related to such director’s participation in our general education and orientation program for directors; and (3) travel and miscellaneous expenses for each director’s spouse who accompanies a director to attend meetings and activities of our board of directors or any of our committees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Corporate Reorganization

We were incorporated on July 31, 2012 pursuant to the laws of the State of Delaware as Energy & Exploration Partners, Inc. to become a holding company for our business. We recently completed a series of reorganization transactions described below, which we refer to collectively as our corporate reorganization.

Prior to the completion of our corporate reorganization, our business was conducted through two entities directly or indirectly owned and controlled by Hunt Pettit, our founder, President and Chief Executive Officer: Energy & Exploration Partners, LLC, which owns our existing acreage, and Energy & Exploration Partners Operating, LP, which was formed to conduct our drilling operations.

In 2011, Mr. Pettit and certain investors formed North American Shale Investment Fund, LP, or NASIF, to acquire net profits interests and overriding royalty interests in certain of our acreage. Mr. Pettit owned all of the equity interests in the general partner of NASIF, and the other investors owned all of the limited partner interests in NASIF. Mr. Pettit also owned all of the outstanding equity interests in North American Shale Investment Advisors, LLC, or NASIF Advisors, which was a party to an investment management agreement with NASIF. In addition to the net profits interests in our acreage owned by NASIF, certain investors, which we refer to as the Niobrara investors, owned additional net profits interests in our Niobrara acreage.

The purpose of the corporate reorganization was twofold: (1) as it related to the entities owned by Mr. Pettit through which our business was previously conducted, to reorganize those entities as a corporation for the purpose of effecting this offering, and (2) to acquire the net profits interests in our acreage held by NASIF and the Niobrara investors.

Our corporate reorganization consisted of the following transactions:

Contributions to Energy & Exploration Partners, Inc. Pursuant to a contribution agreement, on August 22, 2012, the following contributions were made to us:

•	Hunt Pettit, our founder, President and Chief Executive Officer, and an affiliated entity contributed the following interests to us in exchange for 11,521,240 shares of our common stock:

•	all of the outstanding equity interests in Energy & Exploration Partners, LLC;

•	all of the outstanding equity interests in Energy & Exploration Partners Operating, LP and in its general partner; and

•	all of the outstanding equity interests in the general partner of NASIF and in NASIF Advisors;

•	the limited partners of NASIF contributed all of the outstanding limited partner interests in NASIF to us in exchange for 3,999,960 shares of our common stock; and

•	certain of the Niobrara investors contributed their net profits interests in our Niobrara acreage to us in exchange for 338,800 shares of our common stock.

The consideration for the contributions described above was determined through negotiations among us and the other parties to the contribution agreement. These negotiations were conducted primarily between our management, including our Chief Financial Officer and our General Counsel in consultation with Mr. Pettit, on one hand, and representatives of Oso + Toro, the largest limited partner of NASIF, on the other hand. These parties used common industry valuation methodologies, including analysis of available information regarding other transactions in our core areas, to assess the relative value of the net profits interests in our acreage held by NASIF compared to the value of our business as a whole. On the basis of these assessments, our management and the NASIF limited partners negotiated the percentage of our company’s equity to be received by the NASIF limited partners in exchange for their interests in NASIF. We then used the same principles to determine the amount of equity in our company to be offered to the Niobrara investors in exchange for their net profits interests in our acreage. Mr. Pettit, as the sole direct or indirect equity owner of the companies that comprised our business prior to the reorganization, received the remainder of the equity in our company, other than the restricted stock awarded to our management as described below.

No value was attributed to Mr. Pettit’s interests in the general partner of NASIF and NASIF Advisors in the negotiation of the terms of the contribution agreement. Mr. Pettit acquired his interests in each of these entities upon their formation for de minimis capital contributions to the entities.

Immediately prior to the contributions described above, the limited partners of NASIF and the Niobrara investors received overriding royalty interests in our acreage. For additional information regarding these overriding royalty interests and overriding royalty interests held by our executive officers, certain other members of our management and an entity affiliated with one of our non-employee directors, see “Certain Relationships and Related Party Transactions—Overriding Royalty Interests” and “Executive Compensation— Overriding Royalty Interests.” Additionally, we repurchased the net profits interests held by the Niobrara investors that were not parties to the contribution agreement for total cash payments of $1.7 million.

Following the contributions described above, we assigned our interests in Energy & Exploration Partners Operating, LP and in its general partner to Energy & Exploration Partners, LLC. Additionally, NASIF, its general partner and NASIF Advisors were merged into Energy & Exploration Partners, LLC, the investment management agreement between NASIF and NASIF Advisors was terminated, and the net profits interests in our acreage previously held by NASIF and the Niobrara investors were canceled.

Energy & Exploration Partners, LLC also recently assigned its general partnership interest in Energy & Exploration Partners, LP to an affiliated entity of Hunt Pettit for de minimis consideration. Energy & Exploration Partners, LP is a plaintiff in certain immaterial contract disputes related to certain oil and natural gas properties previously held by us and holds no other assets. Mr. Pettit owns all of the limited partnership interests in Energy & Exploration Partners, LP.

Restricted Stock Awards for Management. In connection with the transactions described above, we made awards to members of our senior management, other than Mr. Pettit, of 4,100,000 restricted shares of our common stock under our 2012 Stock Incentive Plan. See “Executive Compensation.”

In September 2012 and February 2013, Hunt Pettit contributed 900,000 and 100,000 shares, respectively, of our common stock back to us for no consideration, and we used those shares to grant restricted stock awards to certain members of our management under our 2012 Stock Incentive Plan.

Registration Rights Agreement. In connection with our corporate reorganization, we entered into a registration rights agreement with all of our stockholders, including management, receiving shares of common stock in the reorganization. Pursuant to the registration rights agreement, these stockholders have demand and piggyback registration rights under which we are required to use our reasonable best efforts to register the resale of shares of our common stock held by these stockholders or their permitted transferees under certain circumstances at our expense, including the right of the selling stockholders to include shares of common stock in this offering. We amended the agreement in connection with the issuance of warrants to Highbridge and Apollo in April 2013 to add Highbridge and Apollo as parties to the agreement and to grant them and their permitted transferees registration rights under the agreement.

Highbridge/Apollo Financing

In April 2013, we issued senior unsecured notes in the principal amount of $140 million to Highbridge and Apollo. In connection with the issuance of our senior unsecured notes, we issued to Highbridge and Apollo warrants to purchase an aggregate of 269,231 shares of our mandatorily convertible preferred stock at an exercise price of $0.01 per share. In August 2013, we entered into an agreement with Highbridge and Apollo for a $75 million senior secured term loan with funding subject to certain conditions. For additional information regarding our senior unsecured notes, the term loan and the warrants issued to Highbridge and Apollo, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Facilities and Notes” and “Description of Capital Stock.”

Overriding Royalty Interests

In August 2012 we completed the granting of overriding royalty interests in our acreage to our executive officers, including the named executive officers, certain other members of management, the limited partners of NASIF and the Niobrara investors. These overriding royalty interests entitle the holders to receive percentages of the net revenue associated with sales of oil and natural gas produced from our acreage, with no corresponding responsibility for payment of any expenses. These percentages range from 0% to 2.5% in the Eaglebine, 0% to 2.2% in the Wolfcamp and 0% to 4.2% in the Niobrara. As described under “—Corporate Reorganization,” the limited partners of NASIF and the Niobrara investors received overriding royalty interests in connection with our corporate reorganization. Oso + Toro received overriding royalty interests ranging from 0% to 0.85% and 0% to 0.57%, respectively. Since October 2012, we have not granted, and we do not intend to grant, additional overriding royalty interests with respect to our properties to our executive officers or other employees.

Procedures for Approval of Related Person Transactions

A “related party transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeded or exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers, directors or director nominees;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our outstanding common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, or any person (other than a tenant or employee) sharing the household; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

We expect that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that the audit committee will review all material facts of all related party transactions and either approve or disapprove entry into the related party transaction, subject to certain limited exceptions. We anticipate that the policy will provide that, in determining whether to approve or disapprove entry into a related party transaction, the audit committee shall take into account, among other factors, the following: (1) whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (2) the extent of the related person’s interest in the transaction. Further, we expect the policy to require that all related party transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth information regarding the beneficial ownership of the common stock of Energy & Exploration Partners, Inc. as of June 30, 2013 by (1) each beneficial owner of more than 5% of our outstanding common stock, (2) each director of Energy & Exploration Partners, Inc., (3) each of our named executive officers, and (4) all executive officers and directors as a group. The table also sets forth information regarding the shares of common stock that will be sold by the selling stockholders in this offering. As of                  2013, there were 20,000,000 shares of our common stock outstanding, giving effect to the 40-for-1 stock split that will be effected prior to completion of this offering, and we had outstanding warrants to purchase 269,231 shares of our mandatorily convertible preferred stock that, upon exercise of the warrants, would be convertible into 10,769,240 shares of our common stock. The ownership percentages after the offering are based on the issuance and sale by us of                 shares of common stock in the offering, assuming no exercise of the underwriters’ option to purchase additional shares, the sale by the selling stockholders of                 outstanding shares of common stock in this offering. After the offering, there will be                 shares of our common stock outstanding, and the automatic exercise of outstanding warrants for shares of our common stock at the completion of this offering on a net basis assuming an initial public offering price of $             per share.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, to our knowledge the persons named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address for each stockholder, director and executive officer listed is: Two City Place, Suite 1700, 100 Throckmorton, Fort Worth, Texas 76102.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares Offered Pursuant to this Prospectus	Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Selling Stockholders
Scott Burk(1)	100,000	*
John C. Evans(2)	100,000	*
Chad Galloway(3)	200,000	*
Robert G. Karpman(4)	600,000	2.92%
Tom D. McNutt(5)	961,360	4.69%
Brian C. Nelson	2,000,000	9.75%
David L. Patty, Jr.(6)	1,000,000	4.87%
John T. Richards(7)	512,840	2.50%
Cody Smith(8)	100,000	*
Steven C. Wilson(9)	100,000	*
Highbridge(10)	6,923,080	22.13%
Other Directors and Named Executive Officers
B. Hunt Pettit(11)	9,659,600	47.09%
Don Dimitrievich(12)	—	—
Lawrence B. Van Ingen(13)	100,000	*
All directors and executive officers as a group
(8 persons)	14,633,800	69.30%
Other 5% Holders
Oso + Toro(14)	3,773,600	18.40%
Apollo(15)	3,846,160	12.30%

*	Less than 1%
(1)	Includes 50,000 shares of restricted stock.

(2)	Includes 50,000 shares of restricted stock.
(3)	Includes 100,000 shares of restricted stock.
(4)	Includes 300,000 shares of restricted stock.
(5)	Includes 200,000 shares of restricted stock and 561,360 shares held by trusts over which Mr. McNutt has sole voting power and dispositive power as sole trustee. Mr. McNutt has no beneficial interest in these trusts.
(6)	Includes 500,000 shares of restricted stock.
(7)	Includes 256,420 shares of restricted stock.
(8)	Includes 50,000 shares of restricted stock.
(9)	Includes 50,000 shares of restricted stock.
(10)

Consists of 2,360,760 shares issuable upon conversion of shares of preferred stock issuable upon exercise of warrants owned by Highbridge Principal Strategies—Mezzanine Partners II Delaware Subsidiary, LLC, 276,960 shares issuable upon conversion of shares of preferred stock issuable upon exercise of warrants owned by Highbridge Principal Strategies—AP Mezzanine Partners II, L.P., 3,870,000 shares issuable upon conversion of shares of preferred stock issuable upon exercise of warrants owned by ENXP Offshore, L.P., and 415,360 shares issuable upon conversion of shares of preferred stock issuable upon exercise of warrants owned by ENXP Institutional, L.P. The shares to be sold in this offering are shares that will be acquired by ENXP Offshore, L.P. pursuant to its warrants. The business address is 40 West 57th Street, 33rd Floor, New York, New York 10019. The Highbridge Mezzanine Fund Investment Committee, comprised of Scott Kapnick, Scot French, Michael Patterson, Purnima Puri and Faith Rosenfeld, exercises voting and investment power with respect to the shares of our common stock owned by such entities.

(11)	Includes 9,659,480 shares held by trusts for the benefit of Mr. Pettit and his spouse and children over which Mr. Pettit has sole voting power and dispositive power as sole trustee, and 120 shares owned by H Pettit HC, Inc. of which Mr. Pettit is the sole stockholder, President and Secretary and sole director.
(12)	Mr. Dimitrievch’s address is 40 West 57th Street, 33rd Floor, New York, New York 10019.
(13)	Includes 50,000 shares of restricted stock.
(14)	Consists of 2,264,160 shares owned by Oso + Toro Multi Strategy Fund Series Interests of the SALI Multi-Series Fund II 3(c)(1), L.P. and 1,509,440 shares owned by Oso + Toro Multi Strategy Fund (Tax Exempt) Segregated Portfolio of SALI Multi-Series Fund SPC, Ltd. The business address is 6836 Austin Center Boulevard, Suite 320, Austin, Texas 78731. Tom Nieman, the Chief Financial Officer of SALI Fund Management, LLC, the Investment Manager, and Justin Pawl, Partner and Managing Director of Covenant Multi Family Offices, LLC, the Investment Subadvisor, exercise joint voting and investment power with respect to the shares of our common stock owned by such entities.
(15)

Consists of 1,923,080 shares issuable upon conversion of shares of preferred stock issuable upon exercise of warrants owned by Apollo Investment Corporation, 1,115,400 shares issuable upon conversion of shares of preferred stock issuable upon exercise of warrants owned by Apollo Special Opportunities Managed Account, L.P., 576,920 shares issuable upon conversion of shares of preferred stock issuable upon exercise of warrants owned by Apollo Centre Street Partnership, L.P., and 230,760 shares owned by ANS U.S. Holdings Ltd. The business address is c/o Apollo Management, L.P., 9 W 57th Street, New York, New York 10019. Joseph Glatt, Vice President of Apollo, exercises voting and investment power with respect to the shares of our common stock owned by such entities.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Energy & Exploration Partners, Inc. will consist of 175,000,000 shares of common stock, $0.01 par value per share, of which                 shares will be issued and outstanding, and 25,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following description includes summaries of the material terms and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This description is qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the provisions of applicable law.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, as such, are not entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the General Corporation Law of the State of Delaware. Subject to preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

In April 2013, we created two new series of our preferred stock, each with a par value of $0.01 per share, designated as the “Series A Mandatorily Convertible Preferred Stock” and the “Series B Mandatorily Convertible Preferred Stock.” In connection with the issuance of our senior unsecured notes, we issued to Highbridge and Apollo warrants to purchase an aggregate of 269,231 shares of our Series A Mandatorily Convertible Preferred Stock and Series B Mandatorily Convertible Preferred Stock at an exercise price of $0.01 per share. Each share of the preferred stock is convertible at the option of the holder prior to our initial public offering and will convert automatically upon completion of our initial public offering into 40 shares of our common stock, or an aggregate of 10,769,240 shares of our common stock. To the extent not previously exercised, at the completion of our initial public offering, the warrants will automatically be exercised for the number shares of our common stock into which the shares of preferred stock issuable upon exercise of the warrants would then be converted. No shares of preferred stock will be outstanding upon completion of this offering.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

We will be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (“DGCL”) regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. We do not intend to “opt out” of the provisions of Section 203. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock;

•	provide that our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock; and

•	provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board;

•

provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors who may be elected by holders of preferred stock, if any. For more information on the classified board of directors, please see “Management.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors; and

•	provide that our bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the

DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Choice of Forum

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws; or

•	any action asserting a claim against us pertaining to internal affairs of our corporation.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Transfer Agent and Registrar

We have appointed Computershare Trust Company, N.A. as the transfer agent and registrar for our common stock.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “ENXP.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares, other than shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have issued and outstanding an aggregate of                 shares of common stock. Of these shares, all of the                 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed “restricted securities” as such term is defined in Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Under the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to certain exceptions and extensions) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and executive officers and certain of our existing stockholders have agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written compensatory agreement in accordance with Rule 701 before the effective date of the registration statement of which this prospectus is a part are entitled to sell such shares 90 days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our 2012 Stock Incentive Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

We entered into a registration rights agreement in connection with our corporate reorganization pursuant to which we are required to use our reasonable best efforts to register the resale of shares of our common stock held by certain of our stockholders or their permitted transferees under certain circumstances at our expense. We amended the agreement in connection with the issuance of warrants to Highbridge and Apollo in April 2013 to add Highbridge and Apollo as parties to the agreement and to grant them and their permitted transferees registration rights under the agreement. See “Certain Relationships and Related Party Transactions—Corporate Reorganization” and “—Highbridge/Apollo Financing.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or any state or the District of Columbia;

•	a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes);

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation (including alternative minimum tax, gift and estate tax) nor any other U.S. federal income tax laws, including Medicare taxes imposed on net investment income or any aspects of state, local or non-U.S. taxation. It does not consider any U.S. federal income tax considerations that may be relevant to non-U.S. holders that may be subject to special treatment under U.S. federal income tax laws, including, without limitation, U.S. expatriates, life insurance companies, tax-exempt or governmental organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, “passive foreign investment companies,” “controlled foreign corporations,” persons who at any time hold more than 5% of the fair market value of any class of our stock and investors that hold our common stock as part of a hedge, straddle or conversion transaction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

We urge each prospective investor to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions

We do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted tax basis in the common stock, but not below zero, and then will be treated as gain from the sale of the common stock (see “—Gain on Disposition of Common Stock”).

Any dividends (out of earnings and profits) paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by the non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide us or our paying agent with a valid Internal Revenue Service (“IRS”) Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. To obtain this exemption, the non-U.S. holder must provide us or our paying agent with a valid IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, will be subject to U.S. federal income tax on a net income basis at the same graduated rates generally applicable to U.S. persons, subject to any applicable tax treaty providing otherwise. In addition to the income tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

A non-U.S. holder of our common stock may obtain a refund of any excess amounts withheld if the non-U.S. holder is eligible for a reduced rate of United States withholding tax and an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding, below, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on net income basis at the same graduated rates generally applicable to U.S. persons. Corporate non-U.S. holders also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable tax treaty) of its earnings and profits that are effectively connected with a U.S. trade or business.

Gain described in the second bullet point above (which may be offset by U.S. source capital losses, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses) will be subject to a flat 30% U.S. federal income tax (or such lower rate as may be specified by an applicable tax treaty).

With respect to the third bullet point above, we believe we are, and will remain for the foreseeable future, a USRPHC. If we are so classified, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period for such stock. We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee it will be so traded. If gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in generally the same manner as a U.S. person and would have to file a U.S. income tax return reporting such gain or loss.

Non-U.S. holders should consult a tax advisor regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to each non-U.S. holder, the name and address of the recipient, and the amount, if any, of tax withheld with respect to those dividends. A similar report is sent to each non-U.S. holder. These information reporting requirements apply even if withholding was not required. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established.

Payments of dividends to a non-U.S. holder may be subject to backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 thought 1474 of the Code (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or to a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding these withholding provisions to their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the representative, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Citigroup Global Markets Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than the shares covered by the option described below unless and until this option is exercised.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make for certain liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us and the selling stockholders that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a selling concession not in excess of $         per share. The underwriters also may allow, and dealers may reallow, a concession not in excess of $         per share to brokers and dealers. After the offering, the underwriters may change the offering price and the other selling terms.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the proceeds to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

Total
	Per Share	Without Over-allotment Exercise	With Over-allotment Exercise
Public offering price	$	$	$
Underwriting discount paid by us
Underwriting discount paid by selling stockholders
Proceeds, before expenses, to us
Proceeds to selling stockholders

In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse the underwriters for certain of their out-of-pocket expenses incurred in connection with this offering, including travel, legal, document production and distribution and database and research expenses and the reasonable fees and disbursements of underwriters’ independent counsel, which we estimate to be approximately $         million. We estimate that the total expenses of the offering payable by us, including compensation paid to the underwriters other than underwriting discounts and commissions, will be approximately $         million.

Option to Purchase Additional Shares

We have granted to the underwriters an option to purchase up to an aggregate of                 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. The underwriters may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Lock-Up Agreements

We, each of our executive officers and directors and certain of our existing stockholders (including the selling stockholders) have agreed not to do any of the following, directly or indirectly, for 180 days after the date of this prospectus without the prior written consent of the representative (regardless whether the transactions described in the first two bullet points are settled in securities, cash or otherwise):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock, preferred stock or other capital stock, or any options or warrants to purchase any shares of our common stock, preferred stock or other capital stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, preferred stock or other capital stock, whether now owned or later acquired or owned directly or beneficially by the stockholder (including holding as a custodian);

•

engage in any hedging or other transaction that is designed to or reasonably expected to lead to, or result in, a sale or disposition of such securities (such prohibited hedging or other transactions includes any short sale (whether or not against the box) or any purchase, sale or grant of any right (including any put or call option or any swap or other arrangements that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such securities) with respect to any of such securities or with respect to any security that includes, relates to, or derives any significant part of its value from such securities); and

•

file or cause the filing of any registration statement with respect to any of our common stock, preferred stock or other capital stock or any securities convertible into or exercisable or exchangeable for any of our common stock, preferred stock or other capital stock, other than certain registration statements filed to register securities to be sold to the underwriters pursuant to the underwriting agreement and to register common stock to be issued pursuant to certain of our stock compensation plans.

The restrictions described above do not apply to (1) the issuance of common stock by us to the underwriters pursuant to this offering, (2) the issuance of restricted stock by us in the ordinary course of business pursuant to our 2012 Stock Incentive Plan, (3) the issuance of shares of common stock by us upon the exercise of certain outstanding options, (4) bona fide gifts, other than by us, or transfers by will or intestacy, (5) transfers, other than by us, to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder and (6) transfers, other than by us, to limited partners or stockholders of the stockholder. In the case of (3), (4) and (5) above, (a) the transferee must deliver a signed lock-up agreement for the balance of the 180-day period, (b) the transfer must not involve a disposition for value, (c) the transfer must not be publicly reportable under any law and (d) the stockholder must not otherwise voluntarily effect any public filing, report or announcement regarding such transfer.

If (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day period, then the restrictions above will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless the representative waives, in writing, such extension.

New York Stock Exchange Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “ENXP.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price will be the information set forth in this prospectus; our history, present state of development and future prospects; an assessment of our management, its past and present operations and the prospects for and timing of future revenues; the history of and future prospects for our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios, market prices of securities, valuation multiples and certain financial and operating information of companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include over-allotment and stabilizing transactions, passive market making and purchases to cover syndicate short positions created in connection with this offering. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters also may impose a penalty bid, whereby the underwriters may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the underwriters repurchase the shares in stabilizing or covering transactions.

These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

We, the representative and its affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing

Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong, Singapore, and Japan

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for Energy & Exploration Partners, Inc. by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Mayer Brown LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Energy & Exploration Partners, Inc. as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012 and December 31, 2011 included in this prospectus and the related registration statement have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.

The information included in this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value as of June 30, 2013 and December 31, 2012 is based on reports prepared by Cawley, Gillespie & Associates, Inc., independent reserve engineers which reports are included as exhibits to the registration statement of which this prospectus is a part. These estimates are included in this prospectus in reliance upon the authority of such firm as experts in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. After completion of this offering, we expect our website to be located at http://www.enexp.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Energy & Exploration Partners, Inc.
Unaudited Pro Forma Consolidated Financial Statements:
Introduction	F-2
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2012	F-3
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-4
Condensed Unaudited Consolidated Financial Statements as of June 30, 2013 and December 31, 2012 and for the six months ended June 30, 2013 and June 30, 2012:
Condensed Consolidated Statements of Financial Position	F-5
Condensed Consolidated Statements of Operations	F-6
Condensed Consolidated Statements of Stockholders’ Equity	F-7
Condensed Consolidated Statements of Cash Flows	F-8
Notes to Unaudited Condensed Consolidated Financial Statements	F-9
Consolidated Financial Statements as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012 and December 31, 2011:
Report of Independent Registered Public Accounting Firm	F-18
Consolidated Statements of Financial Position	F-19
Consolidated Statements of Operations	F-20
Consolidated Statements of Stockholder’s Equity	F-21
Consolidated Statements of Cash Flows	F-22
Notes to the Consolidated Financial Statements	F-23

ENERGY & EXPLORATION PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 give effect to the transactions described below as if they had occurred on January 1, 2012. As the pro forma transactions described below occurred in April 2013, and are covered by the condensed consolidated statement of financial position as of June 30, 2013 provided elsewhere in this prospectus, we are not required to provide a pro forma consolidated statement of financial position for the year ended December 31, 2012. The unaudited pro forma consolidated financial statements should be read in conjunction with the notes accompanying such unaudited pro forma consolidated financial statement and with the audited consolidated financial statements and the notes thereto set forth elsewhere in this prospectus.

The unaudited pro forma consolidated statements of operations and financial position were derived by adjusting the historical consolidated financial statements of Energy & Exploration Partners, Inc. (ENXP). The adjustments are based upon currently available information and certain assumptions and estimates. Therefore, the actual effects of these transactions will differ from the pro forma adjustments. However, ENXP’s management believes the estimates applied and the assumptions made provide a reasonable basis for the presentation of the significant effects of transactions that are expected to have a continuing impact on ENXP. In addition, ENXP’s management considers the pro forma adjustments to be factually supportable and to appropriately represent the expected impact of items that are directly attributable to retirement and issuance of debt

The unaudited pro forma consolidated financial statements reflect the following significant assumptions and transactions:

•	ENXP’s retirement of our notes payable under its Guggenheim Corporate Funding, LLC (the Guggenheim Credit Facility) on April 8, 2013;

•	ENXP’s $140.0 million senior unsecured note payable with affiliates of Highbridge Principal Strategies, LLC (Highbridge) and affiliates of Apollo Investment Corporation (Apollo);

•	ENXP’s $13.8 million equity based warrants issued to Highbridge and Apollo;

•	The $18.0 million Subordinated Unsecured Note (the Chesapeake Note) with subsidiaries of Chesapeake Energy Corporation, (Chesapeake);

•	The $93 million purchase of Chesapeake assets which primarily consisted of undeveloped leasehold acreage.

ENERGY & EXPLORATION PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF

OPERATIONS

YEAR ENDED DECEMBER 31, 2012

(in thousands, except for share and per share amounts)

	Historical	Pro Forma Adjustments		As Adjusted
REVENUES	$216	$—		$216
OPERATING EXPENSES	14,989	—		14,989

LOSS FROM OPERATIONS	(14,773)	—		(14,773)
OTHER INCOME (EXPENSE)
Interest income	10	—		10
Interest expense	(3,827)	(24,492	)(a)	(28,319)
Gain on sale of assets	34,738	—		34,738

Total other income (expense)	30,921	(24,492)		6,429
INCOME (LOSS) BEFORE INCOME TAX	16,148	(24,492)		(8,344)
INCOME TAX BENEFIT (EXPENSE)	(7,414)	8,572	(b)	1,158

Net Income (expense)	$8,734	$(15,920)		$(7,186)

EARNINGS PER SHARE OF COMMON STOCK
Basic				$(16.55)
Dilutive				$(16.55)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Basic				434,187
Dilutive				434,187

See the accompanying notes to these unaudited pro forma consolidated financial statements.

ENERGY & EXPLORATION PARTNERS, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. PRO FORMA ADJUSTMENTS

The following pro forma adjustments for ENXP have been prepared as if the transactions described above had taken place on January 1, 2012 in the case of the unaudited pro forma consolidated statements of operations for the year ended December 31, 2012:

(a)	Reflects the differences between interest expense and amortization of loan origination costs related to ENXP’s Highbridge and Chesapeake Notes and the interest expense related to the previous Guggenheim Credit Facility;

(b)	Reflects the tax benefit attributable to the adjusted net income before taxes.

ENERGY & EXPLORATION PARTNERS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Dollars in thousands, except share data)

	June 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$55,040	$10,228
Debt service deposits	—	4,200
Accounts receivable-oil and gas sales	1,141	59
Accounts receivable-other	809	1,618
Prepaid expenses	4,215	3,823

Total current assets	61,205	19,928

Property, plant, and equipment
Unevaluated oil and natural gas properties	117.592	31,175
Evaluated oil and natural gas properties	27,996	6,059
Furniture, fixtures, and equipment	754	711
Less: Accumulated depreciation, depletion and amortization	(14,119)	(4,497)

Net property, plant, and equipment	132,223	33,448

Long-term assets:
Loan origination fees, net of amortization of $118 and $278, respectively	2,290	1,014
Deferred tax assets	1,910	1,255
Long-term deposits	56	10,045
Other long-term assets	2,604	2,384

Total long-term assets	6,860	14,698

TOTAL ASSETS	$200,288	$68,074

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,445	$2,143
Accrued and other liabilities	6,613	7,065
Accrued interest	175	274
Deposit for investments	22	22
Deposit for investment-related party	22	22
Current note payable	—	7,102
Current income tax liability	4,517	8,536
Deferred tax liability	182	139

Total current liabilities	19,976	25,303
Long-term liabilities:
Asset retirement obligation	269	16
Note payable, net of discount of $17,065 and $0, respectively	141,352	14,191

Commitments and contingencies (Notes 13)
Total liabilities	161,597	39,510

Common stock, $0.01 par value; 1,200,000 shares authorized, 512,821 shares issued and outstanding	5	5
Preferred stock, $0.01 par value; 750,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	38,721	19,162
Retained earnings	(35)	9,397

Total stockholders’ equity	38,691	28,564

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$200,288	$68,074

See accompanying notes to these condensed consolidated financial statements.

ENERGY & EXPLORATION PARTNERS, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
Revenues:
Oil and gas sales	$1,942	$111
Operating expenses:
Lease operating expense	425	9
Full-cost ceiling impairment	8,447	—
General and administrative	9,638	1,721
Depreciation, depletion and amortization	1,188	64

Total operating expenses	19,698	1,794
Loss from operations	(17,756)	(1,683)
Other income (expense)
Interest and other income	33	9
Interest expense	(10,809)	(1,097)
Gain on sales of assets	14,275	5,805

Total other income, net	3,499	4,717

Income (loss) before income tax expense	(14,257)	3,034
Income tax benefit (expense)	4,825	(2,650)

Net income (loss)	$(9,432)	$384

Basic and Dilutive:
Net income (loss) attributable to common stock—Basic	$(18.82)	$0.97
Net income (loss) attributable to common stock—Diluted	$(18.82)	$0.97
Weighted average shares of common stock outstanding—Basic	501,068	397,500
Weighted average shares of common stock outstanding—Diluted	501,068	397,500

See accompanying notes to these condensed consolidated financial statements.

ENERGY & EXPLORATION PARTNERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands except share amounts)

(Unaudited)

	Common stock shares	Common stock, par Value	Additional paid in capital	Retained earnings	Total equity
TOTAL STOCKHOLDERS’ EQUITY,
January 1, 2013	500,000	$5	$19,162	$9,397	$28,564
Equity owner contribution	(2,500)	—	—	—	—
Share based compensation awards	15,321	—	5,796	—	5,796
Warrant issuance	—	—	13,763	—	13,763
Net loss	—	—	—	(9,432)	(9,432)

TOTAL STOCKHOLDERS’ EQUITY,
June 30, 2013	512,821	$5	$38,721	$(35)	$38,691

See accompanying notes to these condensed consolidated financial statements.

ENERGY & EXPLORATION PARTNERS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$(9,432)	$384
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain on sales of oil and gas assets	(14,275)	(5,805)
Full-cost ceiling impairment	8,447	—
Depreciation, depletion and amortization	1,188	64
Amortization of debt discount and debt origination costs and PIK interest	2,441	249
Share based compensation awards	5,796	—
Adjustments to working capital to arrive at net cash used in operating activities:
Accounts receivable	520	(133)
Prepaid expenses	(131)	(1,747)
Deferred tax assets	(655)	(2,325)
Accounts payable—related party	(2)	41
Current income tax liability	(4,019)	4,975
Deferred tax liability	43	—
Accounts payable, accrued and other liabilities	9,483	1,159

Net cash used in operating activities	(596)	(3,138)
Cash flows from investing activities:
Acquisitions of unevaluated oil and gas properties	(69,325)	(23,446)
Additions to evaluated oil and natural gas properties	(20,973)	(1,547)
Proceeds from the sale of oil and gas properties, net of transaction costs	19,665	33,037
Acquisition of furniture, fixtures, and equipment	(43)	(299)
Purchase of security deposits	(11)	(16)

Net cash provided by (used in) investing activities	(70,687)	7,729
Cash flows from financing activities:
Distributions to equity owners	—	(150)
Proceeds from notes payable, net of debt service deposits funded	135,991	16,942
Payments on notes payable, net of debt service deposits returned	(17,284)	(14,316)
Payments of deferred offering costs	(220)	(780)
Payments of loan origination costs	(2,392)	(1,262)

Net cash provided by financing activities	116,095	434

Net increase in cash and cash equivalents	44,812	5,025
Cash and cash equivalents at beginning of period	10,228	5,397

Cash and cash equivalents at end of period	$55,040	$10,422

Supplemental disclosure of cash flow information:
Cash paid for interest	$8,552	$946

Cash paid for taxes	$709	$—

Non-cash financing activities:
Original issue discount on notes payable	$4,200	$—

Warrants issued in conjunction with notes payable	$13,763	$—

See accompanying notes to these consolidated financial statements.

ENERGY & EXPLORATION PARTNERS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Energy & Exploration Partners, Inc. (together with our consolidated subsidiaries, “ENXP”, “we,” “our,” “us” or similar terms) was incorporated pursuant to the laws of the State of Delaware in July 2012. ENXP is an independent exploration and production company focused on the acquisition, exploration, development and exploitation of unconventional oil and natural gas resources. We have undeveloped leasehold acres in three core areas: the eastern expansion of the Eagle Ford Shale in East Texas, referred to as the Woodbine or “Eaglebine” formation; the Wolfcamp Shale in the Permian Basin in West Texas (“Wolfcamp”); and the Niobrara formation in the Denver Julesburg Basin in Wyoming (“Niobrara”). We focus on liquids-rich resource plays and believe that a substantial portion of our acreage is oil-prone. Our management team has extensive land, engineering, geological, geophysical, technical and operational expertise in the early identification of and entry into emerging resource plays. We plan to continue to pursue additional leasehold acquisitions in our Eaglebine core area and pursue other emerging opportunities where we can leverage our management’s experience and expertise.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

ENXP’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All significant intercompany transactions and balances have been eliminated. As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an emerging growth company as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not an “emerging growth Company.”

The interim consolidated financial statements as of June 30, 2013 and for the six month periods ended June 30, 2013 and 2012, included herein, are unaudited but reflect, in the opinion of management, all adjustments necessary to fairly state the results for such periods. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results of operations expected for the year ended December 31, 2013.

These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Energy & Exploration Partners, Inc. for the years ended December 31, 2012 and 2011 and the notes thereto.

Accounting Estimates

The accompanying consolidated financial statements are prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant assumptions are required in the quantification and valuation of proved oil and natural gas reserves, which as described herein may affect the amount at which oil and natural gas properties are recorded and related depreciation, depletion, amortization and impairment are calculated. Other significant estimates include but are not limited to the share-based compensation, asset retirement obligations and deferred tax assets and liabilities. Changes in facts and circumstances or additional information may result in revised estimates, and actual results could differ from these estimates.

3. PROPERTIES AND EQUIPMENT

The following table presents a summary of ENXP’s properties and equipment balances as of June 30, 2013 and December 31, 2012 (in thousands):

	As of
	June 30, 2013	December 31, 2012
Oil and natural gas properties
Eaglebine unevaluated	$117,592	$31,175
Evaluated properties
Proved Developed	13,292	3,275
Proved Undeveloped	5,132	—
Unproved	9,572	2,784

Total evaluated properties	$27,996	6,059

Total oil and natural gas properties	145,588	37,234
Accumulated depletion, depreciation amortization and impairment (1)	(13,811)	(4,264)

Net oil and natural gas properties	131,777	32,970
Other property and equipment	754	711
Accumulated depreciation	(308)	(233)

Net other properties and equipment	446	478

Net properties and equipment	$132,223	$33,448

(1)	Accumulated depletion, depreciation and amortization as of June 30, 2013 and December 31, 2012 include an impairment expense allowance of approximately $12.4 million and $4.0 million, respectively.

On April 8, 2013, ENXP closed on its purchase and sale agreement with Chesapeake Energy Corporation, (“Chesapeake”) and acquired generally a 100% operated working interest in Chesapeake’s acreage in the Eaglebine for approximately $93.0 million, consisting of approximately $75 million in cash and a subordinated promissory note in the principal amount of $18.0 million with Chesapeake. See Note 7 – Note Payable for additional discussion on the $18.0 million subordinated unsecured note with Chesapeake. The acquired properties consisted primarily of leasehold acreage, and included nine producing wells, one well awaiting a pipeline connection and one non-producing well. Of the $93 million purchase price, $6.9 million represented evaluated properties and the remaining $86.1 million represented unevaluated properties.

In connection with the Chesapeake Acquisition, the Company executed an Assignment of Contracts and Assumption Agreement with Energia Tejas, LLC (“Energia”). In accordance with the agreement, for a purchase price of $875,000 we acquired Energia’s interests in oil and gas leases, excluding their overriding royalty interests, in the AMI created by the “AMI, Participation, and Lease Purchase Agreement” dated June 1, 2010 between Chesapeake and Energia.

On June 25, 2013, we sold our 100% interest in our evaluated and unevaluated Niobrara assets located in Weld County, Colorado for consideration of $5.5 million, subject to customary purchase price adjustments. ENXP did not recognize any gain or loss on this sale as we follow the full cost method of accounting for our evaluated oil and gas properties. Generally under this method, gains or losses are not realized for the sale or abandonment of evaluated properties but are however, accounted for as adjustments of capitalized costs unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to such cost center.

4. GAIN ON SALES OF ASSETS

Pursuant to our agreement with Halcón Resources, Inc (“Halcón”), working interests conveyed to Halcón were subject to a contingent payment of $1,000 per net acre conveyed, subject to the commerciality of one or two wells drilled and completed within the area of mutual interest created pursuant to the agreement (“AMI #1”). During the six months ended June 30, 2013, one of the wells became commercial and Halcón elected to pay one-half of the contingent payment, or $14.6 million to us. The Company follows the full cost method of accounting for our oil and gas properties. Generally, under this method, gains or losses are not realized for sales and abandonments unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas reserves to such cost center. As this contingent payment materially impacted the basis in the properties in AMI #1, the proceeds of $14.6 million net of $366,000 in fees associated with the receipt of the proceeds is shown as a gain on the statement of operations at June 30, 2013. In addition, the agreement requires Halcón to pay the remaining balance of the contingent payment of $14.6 million by January 31, 2014. If Halcón for any reason does not pay the remaining balance of the contingent payment by January 31, 2014, we will have the right to purchase all of Halcón’s interests in the acreage it acquired pursuant to the AMI#1 agreement for $14.6 million.

5. IMPAIRMENTS

Under the full cost method of accounting for oil and natural gas properties, net capitalized costs of oil and natural gas properties are limited to the lower of unamortized costs less related deferred income taxes or the cost ceiling, with any excess above the cost center ceiling charged to operations as a full-cost ceiling impairment. Beginning March 1, 2012, ENXP adopted the full cost method of accounting and assesses the full-cost ceiling impairment on a quarterly basis.

As of June 30, 2013, ENXP’s net capitalized costs less related deferred income taxes did not exceed the full-cost ceiling. However, during the three months ended March 31, 2013, ENXP’s net capitalized costs less related deferred income taxes exceeded the full-cost ceiling, resulting in an $8.4 million provision for impairment on our evaluated properties. We had no provision for impairment of evaluated properties for the six months ended June 30, 2012 due mostly to an increase in oil and gas reserves.

6. ASSET RETIREMENT OBLIGATIONS

The following table summarizes the changes in ENXP’s asset retirement obligations (“ARO”) for the six months ended June 30, 2013 (in thousands):

June 30, 2013
Beginning of period, December 31, 2012	$16
Additions	241
Accretion expense	12

End of period, June 30, 2013	$269

Our ARO is measured at fair value on a non-recurring basis using primarily Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of plugging, abandonment and remediation costs, inflation rate and well life. The inputs are calculated based on historical data as well as current estimated costs.

7. NOTE PAYABLE

Guggenheim

On June 26, 2012, ENXP entered into the $100.0 million Guggenheim Credit Facility, a Senior Secured Advancing Line of Credit with an initial borrowing base of $30.0 million, with Guggenheim Corporate Funding, LLC (“Guggenheim”).

The Guggenheim Credit Facility bore interest at a variable rate published by the Wall Street Journal calculated as the Prime Rate (“Prime Rate”) plus 10.0%, with a Prime Rate floor of 5.0%.

The Guggenheim Credit Facility provided for a 5.0% Overriding Royalty Interest (“ORRI”) grant to Guggenheim, proportionally reduced to our working interest, which applied to substantially all production from the Eaglebine acreage owned during the existence of such credit facility. This ORRI was reduced to 0.5%, proportionally reduced to our working interest of total production, after Guggenheim achieved an internal rate of return of 32.5% for at least one year. This ORRI would have been earned in increments of one twelfth (1/12) times the number of wells funded by the Guggenheim Credit Facility up to twelve wells.

The Guggenheim Credit Facility required cash to be maintained on deposit to fund future drilling costs in bank accounts controlled by our lenders. Amounts recorded in Debt service deposits at December 31, 2012 represented funds controlled by the lender.

In April 2013, ENXP repaid the $17.3 million net outstanding balance on the Guggenheim Credit Facility and terminated such lending facility.

Senior Unsecured Note

In April 2013, ENXP issued a $140.0 million principal amount of senior unsecured notes with an original issue discount of 3% or $4.2 million to affiliates of Highbridge Principal Strategies, LLC, (“Highbridge”), and affiliates of Apollo Investment Corporation, (“Apollo”). We used a portion of the net proceeds of the senior unsecured notes to repay indebtedness under our previously existing credit facility with Guggenheim and fund the Chesapeake Acquisition. Additionally, Highbridge and Apollo issued to us a commitment letter and subsequently we entered into an agreement for a $75.0 million senior secured term loan, with funding subject to satisfaction of certain other conditions, which we refer to as the term loan.

From April 8, 2013 through April 7, 2017, our senior unsecured notes bear interest at a rate equal to the greater of (i) 15% per year and (ii) the annual rate payable on the term loan once funded plus 2%. If we have not refinanced the senior unsecured notes by April 8, 2017, the interest rate from April 8, 2017 until maturity will be the greater of (i) 20% per year and (ii) the annual rate payable on the term loan plus 2% and are due quarterly.

Our senior unsecured notes are unsecured and are guaranteed by all of our subsidiaries.

Our senior unsecured notes mature on April 8, 2018 and are subject to prepayment penalties if repaid within three years of issuance. For any prepayments made on or prior to October 8, 2015, we must pay a make-whole amount equal to the present value of the interest payable on the principal balance of the prepaid notes from the date of prepayment through October 8, 2015, discounted at a rate equal to the yield to maturity for the applicable United States treasury securities plus 50 basis points. For any prepayments made on or before April 8, 2016, we must pay a prepayment premium equal to 3% of the principal amount repaid.

The note purchase agreement related to our senior unsecured notes contains certain covenants that, among other things:

•	limit our investments, loans and advances and the payment of dividends and other restricted payments;

•	limit our incurrence of additional indebtedness, other than the term loan or, in the event the term loan is not approved, a $125.0 million reserve based loan;

•	prohibit the granting of liens, other than certain permitted liens;

•	prohibit mergers, consolidations and sales of all or a substantial part of our business or properties without lender consent;

•	limit general and administrative costs;

•	limit our capital expenditures to those allowed under the approved plan of development, or APOD, which must be submitted for approval no less than once yearly;

•	limit our acquisitions of oil and gas properties;

•

require us to meet certain financial tests consisting of an interest coverage ratio, minimum production volumes, PDP asset coverage ratio, proved reserves asset coverage ratio, total leverage ratio and current ratio beginning with the fiscal quarter ending December 2013 and calculated at the end of each subsequent quarter or semi-annually, as applicable; and

•	require minimum liquidity.

Additionally, the note purchase agreement related to our senior unsecured notes requires us to enter into commodity derivative contracts with respect to the following minimum percentages of anticipated production from proved developed producing reserves for a period of three years:

•	after three operated wells have been completed and producing for 60 days, 40%;

•	after five operated wells have been completed and producing for 60 days, 50%; and

•	after ten operated wells have been completed and producing for 60 days, 60%.

We generally may not enter into commodity derivative contracts with respect to more than 80% of anticipated production from proved developed producing reserves. All such commodity derivative agreements must be on terms approved by Highbridge.

The note purchase agreement related to our senior unsecured notes includes certain events of default, some of which may be outside of our control. The events of default include:

•	failure to pay any principal or interest due under the term loan;

•	failure to perform or otherwise comply with the covenants in the term loan;

•	bankruptcy or insolvency events involving us or our subsidiaries;

•	the entry of a judgment, order, decree, or arbitration award of more than $2.5 million individually or in the aggregate;

•	a change of control; or

•	failure to operate our oil & gas properties in a prudent manner.

ENXP was in compliance with all debt covenants at June 30, 2013.

In connection with the issuance of our senior unsecured notes, we issued to Highbridge and Apollo warrants to purchase an aggregate of 269,231 shares of our mandatory convertible preferred stock at an exercise price of $0.01 per share. To objectively determine the fair market value of these warrants, ENXP engaged a third-party valuation specialist to determine the fair market value of the series A and B preferred stock on the issue date April 8, 2013. Based on the Probability-Weighted Expected Return (“PWERM”) approach, the fair value of our series A and B preferred stock, on a minority, non-marketable basis, as of April 8, 2013 was determined to be $51.12 per share resulting in a fair value of $13.8 million for the warrants issued. This amount was recorded as a discount to the value of the notes. The fair value on these warrants were measured at a fair value on a non-recurring basis using level 3 inputs. Each share of the preferred stock is convertible at the option of the holder prior to our initial public offering and will convert automatically upon completion of our initial public offering into 269,231 shares of our common stock. To the extent not previously exercised, at the completion of our initial public offering, the warrants will automatically be exercised on a net basis for the number shares of our common stock calculated as the shares of preferred stock issuable upon exercise of the warrants that would have been converted less a number of shares equal to the aggregate exercise price divided by the initial public offering price per share.

Chesapeake Note

In connection with the Chesapeake Acquisition, we obtained an $18.0 million subordinated unsecured note from Chesapeake. The Chesapeake note matures on the earlier of (i) October 8, 2018, (ii) the closing of this offering or (iii) six months after the date of repayment of our senior notes and term loan in full. The Chesapeake note bears interest at 10% per annum until our senior unsecured notes and the term loan are both paid in full and 15% thereafter. Until our senior unsecured notes and the term loan are both paid in full, all interest shall be paid in kind (“PIK”), with any such PIK interest being added to the principal balance of this note at the end of each quarter. The principal balance of this note plus all accrued and unpaid interest are expected to be paid within three business days after the maturity date.

8. SHARE BASED COMPENSATION

On August 22, 2012, ENXP’s sole director approved the Energy & Exploration Partners, Inc. 2012 Stock Incentive Plan (“the Plan”). The Plan enables the Board of Directors to award incentive and non-qualified stock options, restricted stock, unrestricted stock and restricted stock units to the ENXP’s officers, employees, directors, consultants, and key persons, including prospective employees conditioned on their employment. The vesting dates of awards issued under the plan were modified on November 16, 2012 and new awards of 2,500 and 12,821 were issued on February 15, 2013 and June 15, 2013, respectively. The maximum number of shares that may be issued under the Plan is 225,000, and as of June 30, 2013, 84,679 shares were available for future grants.

The following table summarizes the vesting dates for restricted shares granted:

Modification Date:	Tranche 1	Tranche 2	Tranche 3
No. of Shares	50,000	77,500	12,821
First Vesting Date	IPO or January 1, 2014	IPO or January 1, 2014	IPO or May 1, 2014
Second Vesting Date	—	June 30, 2014	May 1, 2015
Third Vesting Date	—	—	May 1, 2016

Compensation expense for grants vesting under our 2012 Stock Incentive Plan was $5.8 million for the six months ended June 30, 2013. There was no compensation expense during the same period in 2012 as there were no awards granted prior to and during the six months ended June 30, 2012. Total unrecognized compensation expense related to unvested options expected to be recognized over the remaining weighted vesting period of 1.2 years was $7.0 million at June 30, 2013.

A rollforward of the status of the non-vested shares from December 31, 2012 to June 30, 2013 is presented below (in thousands):

Number of Non-Vested Shares
Non-vested restricted stock at December 31, 2012	125
Granted (1)	15
Cancelled	—
Forfeited	—

Non-vested restricted stock at June 30, 2013	140

(1)	2,500 and 12,821 restricted shares awards granted on February 15, 2013 and June 15, 2013, respectively, with a grant date fair market value price per share of $72 and $44, respectively.

In July 2013, 10,000 shares related to the awards granted in September 2012 were forfeited. The forfeiture was triggered by the departure of an employee prior to shares vesting.

9. INCOME TAXES

Income tax provision

We estimate our federal and state income tax provision based on current tax law. The reported tax provision differs from the amounts currently receivable or payable because certain income and expense items are recognized in different time periods for financial reporting purposes than for income tax purposes. The following is a summary of our provision for income taxes (in thousands):

	Six Months Ended June 30,
	2013	2012
Current
Federal	$(4,202)	$4,809
State	(11)	166

	(4,213)	4,975
Deferred
Federal	(595)	(2,254)
State	(17)	(71)

	(612)	(2,325)

Income Tax (benefit) expense	$(4,825)	$2,650

Our income tax provision is based on our results of operations, and we have recorded deferred federal and state income tax assets and liabilities attributable to the differences in the bases in our assets for U.S. GAAP and for federal and state taxation purposes upon our conversion to a C Corporation. A reconciliation of the statutory federal tax provision to our income tax provision in the accompanying financial statements is as follows (in thousands):

	Six Months Ended June 30,
	2013	2012
Statutory federal provision (35%)	$(4,988)	$1,031
Federal tax provision attributed to period we were not directly subject to federal taxation	—	453
Statutory state income tax provision, net of federal tax benefit in 2013	(86)	41
Permanent difference due to penalties and interests	316	—
Tax effect of expenses not deductible for federal or state taxation	16	3
Recognition of temporary differences upon change in tax status	—	1,122
Income tax expense related to 2012 return to provision adjustment	(83)

Income tax (benefit) expense	$(4,825)	$2,650

Deferred Tax Assets/Liabilities

The tax effects of temporary differences between reported earnings and taxable earnings consisted of the following (in thousands):

June 30, 2013
Current Deferred Tax Liabilities:
Deferred tax liabilities	$(182)

Total current deferred tax liabilities	$(182)

Non-Current Deferred Tax Assets (Liabilities):
Difference in basis of unevaluated oil and natural gas properties	$(1,612)
Full Cost Ceiling Impairment	4,422
Seismic Activity	(420)
Other oil & gas properties activities	(2,152)
Share-based compensation	1,745
Other	(73)

Total non-current deferred tax assets	$1,910

Deferred tax assets, net	$1,728

10. EARNINGS PER SHARE

Earnings (Loss) Per Share. The two-class method of computing net earnings per share is required for those entities that have participating securities. The two-class method is an earnings allocation formula that determines net earnings per share for participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. ENXP’s restricted shares of common stock, See Note 8 – Share based compensation for additional discussion, are participating securities under ASC 260, Earnings per Share, because they may participate in undistributed earnings with common stock. There were no participating securities at June 30, 2012.

The following table shows the computation of basic and diluted net earnings (loss) per share for the six months ended June 30, 2013 and 2012 (dollars in thousands, except for share and per share amounts):

	Six Months Ended June 30,
	2013	2012
Net income (loss)	$(9,432)	$384

Weighted average number of shares used to calculate basic and diluted net income per share:
Weighted average number of unrestricted outstanding common shares	372,500	397,500
Effect of unvested restricted stock awards	128,568	397,500

Denominator for basic earnings per common share	501,068	397,500
Denominator for diluted earnings per common share	501,068	397,500

Net earnings per common share:
Basic	$(18.82)	$0.97
Diluted	$(18.82)	$0.97

(1)	The potentially dilutive impact of the warrants to purchase 269,231 shares of our mandatory redeemable preferred stock were excluded from this calculation because they were antidilutive for the six months ended June 30, 2013.

11. COMMITMENTS AND CONTINGENCIES

Our other contractual obligations include notes payable, operating and capital lease obligations, and asset retirement obligations. The significant change in our contractual obligations between the previous year and June 30, 2013 relate to our $140.0 million and $18.0 million notes payable with Highbridge and Chesapeake and the extinguishment of our $21.4 million notes payable with Guggenheim. See Note 7 – Note Payable. Other contractual obligations are consistent with the December 31, 2012 levels and contain various expiration dates through 2018.

Litigation

ENXP, from time to time, is involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of fraud, discrimination, or breach of contract incidental to operations of its business. ENXP is not currently involved in any litigation which management believes could have a materially adverse effect on its financial condition or results of operation.

12. SUBSEQUENT EVENTS

In July 2013, 10,000 shares related to the awards granted in September 2012 were forfeited. The forfeiture was triggered by the departure of an employee prior to shares vesting.

In August 2013, we entered into an agreement on a $75.0 million senior secured term loan with Highbridge and Apollo. Borrowing under the term loan is subject to the satisfaction of certain conditions. The term loan matures on August 20, 2016 and accrues interest at a floating rate of 3-month LIBOR plus 10%, with LIBOR floor of 2% payable quarterly.

Management has evaluated subsequent events through September 27, 2013, the date these consolidated financial statements were available to be issued. No events or transactions other than those already described in these financials have occurred subsequent to the balance sheet date that might require recognition or disclosure in the consolidated financial statements.

* * * * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of:

Energy & Exploration Partners, Inc.

We have audited the accompanying consolidated statement of financial position of Energy & Exploration Partners, Inc., as described in Note 2, (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energy & Exploration Partners, Inc. as of December 31, 2012 and 2011, and the results of its operations and cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates LLP

Dallas, Texas

May 13, 2013

ENERGY & EXPLORATION PARTNERS, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Dollars in thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$10,228	$5,397
Debt service deposits	4,200	700
Accounts receivable-oil and gas sales	59	—
Accounts receivable-other	1,618	4
Prepaid expenses	3,823	24

Total current assets	19,928	6,125

Property, plant, and equipment
Unevaluated oil and natural gas properties	31,175	21,608
Evaluated oil and natural gas properties	6,059	—
Furniture, fixtures, and equipment	711	104
Less: Accumulated depreciation, depletion and amortization	(4,497)	(71)

Net property, plant, and equipment	33,448	21,641

Long-term assets:
Loan origination fees, net of amortization of $278 and $57, respectively	1,014	177
Deferred tax assets	1,255	—
Long-term deposits	10,045	25
Other long-term assets	2,384	—

Total long-term assets	14,698	202

TOTAL ASSETS	$68,074	$27,968

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,143	$80
Accrued and other liabilities	7,339	155
Warrant liability	—	125
Deposit for investments	22	2,192
Deposit for investment-related party	22	552
Current note payable	7,102	—
Current income tax liability	8,536	—
Deferred tax liability	139	—

Total current liabilities	25,303	3,104
Asset retirement obligation	16	—
Note payable, net of discount of $0 and $72, respectively	14,191	9,928

Commitments and contingencies (Notes 13 and 16)
Total liabilities	39,510	13,032

Equity of contributing members	—	14,936
Common stock, $0.01 par value; 900,000 shares authorized, 500,000 and 0 shares issued and outstanding, respectively	5	—
Preferred stock, $0.01 par value; 100,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	19,162
Retained earnings	9,397

Total stockholders’ equity	28,564	14,936

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$68,074	$27,968

See accompanying notes to these consolidated financial statements.

ENERGY & EXPLORATION PARTNERS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in thousands, except share and per share amounts)

	Year Ended December 31,
	2012	2011
Revenues:
Oil and gas sales	$216	$—
Operating expenses:
Lease operating expense	25	—
Impairment and abandonment of leasehold interests	—	679
Full-cost ceiling impairment	3,957	—
General and administrative	10,538	1,069
Depreciation, depletion and amortization	469	29

Total operating expenses	14,989	1,777
Loss from operations	(14,773)	(1,777)
Other income (expense)
Interest and other income	10	25
Interest expense	(3,827)	(270)
Gain on sales of assets	34,738	573

Total other income, net	30,921	328
Income (loss) before income tax expense	16,148	(1,449)
Income tax expense	(7,414)	(29)

Net income (loss)	$8,734	$(1,478)

Basic and dilutive:
Earnings per share of common stock	$20.12	$(3.72)
Weighted average shares of common stock outstanding	434,187	397,500

See accompanying notes to these consolidated financial statements.

ENERGY & EXPLORATION PARTNERS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands except share amounts)

	Member’s equity of Energy & Exploration(1)	Controlling interest of NASIF(2)	Non-controlling interests of NASIF(3)	Common stock shares	Common stock, par Value	Additional paid in capital	Retained earnings	Total equity
TOTAL EQUITY, January 1, 2011	$5,669	$—	$—	—	$—	$—	$—	$5,669
Contributions	326	—	10,600	—	—	—	—	10,926
Distributions	(46)	—	—	—	—	—	—	(46)
Net Loss prior to reorganization	(1,478)	—	(135)	—	—	—	—	(1,613)

TOTAL EQUITY, December 31, 2011	$4,471	$—	$10,465	—	$—	$—	$—	$14,936

Distributions	(150)	—	—	—	—	—	—	(150)
Net income prior to reorganization	(571)	—	(92)	—	—	—	—	(663)
Formation	—	—	—	1,000	—	—	—	—
Reorganization	(3,750)	—	(10,373)	396,500	4	15,301	—	1,182
Equity owner contribution	—	—	—	(22,500)	—	—	—	—
Share-based compensation Awards	—	—	—	125,000	1	3,861	—	3,862
Net Income after reorganization	—	—	—	—	—	—	9,397	9,397

TOTAL STOCKHOLDERS’ EQUITY, December 31, 2012	$—	$—	$—	500,000	$5	$19,162	$9,397	$28,564

(1)	Represents members equity of Energy & Exploration Partners, LLC, Energy & Exploration Partners Operating GP, LLC and Energy & Exploration Partners Operating, LP
(2)	Represents members equity of North American Shale Investment Fund GP, LP, North American Shale GP, LLC and North American Shale Investment Advisors, LLC
(3)	Represents non-controlling interests of North American Shale Investment Fund GP, LP, North American Shale GP, LLC and North American Shale Investment Advisors, LLC.

See accompanying notes to these consolidated financial statements.

ENERGY & EXPLORATION PARTNERS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,
	2012	2011
Cash flows from operating activities:
Net income (loss)	$8,734	$(1,478)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain on sales of oil and gas interest	(34,738)	(573)
Impairment and abandonment of unevaluated leasehold interests	—	679
Full-cost ceiling impairment	3,957	—
Depreciation and depletion	469	29
Amortization of debt discount and debt origination costs	568	109
Gain on the forgiveness of liabilities	—	(21)
Share based compensation	3,862	—
Adjustments to working capital to arrive at net cash provided by operating activities:
Accounts receivable	(740)	70
Prepaid expenses	(3,799)	(24)
Deferred tax assets	(1,255)	—
Accounts payable—related party	2	34
Current income tax liability	8,536	—
Deferred tax liability	139	—
Accounts payable, accrued and other liabilities	3,193	171

Net cash used in operating activities	(11,072)	(1,004)
Cash flows from investing activities:
Acquisitions of unevaluated oil and gas properties	(49,067)	(18,913)
Additions to evaluated oil and natural gas properties	(6,059)	—
Proceeds from the sale of oil and gas working interests, net of transaction costs	75,155	1,129
Acquisition of furniture, fixtures, and equipment	(577)	(59)
Deposit for lease acquisition	(6,500)	(25)
Purchase of security deposits	(41)	—

Net cash provided by (used in) investing activities	12,911	(17,868)
Cash flows from financing activities:
Proceeds from owners	—	137
Distribution to owners	(150)	(46)
Proceeds from notes payable, net of debt service deposits funded	30,286	9,300
Payments on notes payable, net of debt service deposits returned	(22,493)	—
Payments of deferred offering costs	(1,714)	—
Payments of loan origination costs	(1,292)	(234)
Proceeds from investment deposits	—	12,577
Repayments of investment deposits	(1,520)	(30)
Repurchase of warrant	(125)	—

Net cash provided by financing activities	2,992	21,704

Net increase in cash and cash equivalents	4,831	2,832
Cash and cash equivalents at beginning of period	5,397	2,565

Cash and cash equivalents at end of period	$10,228	$5,397

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,406	$156

Contribution of shares by equity owner	$2,858	$—

See accompanying notes to these consolidated financial statements.

ENERGY & EXPLORATION PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

Energy & Exploration Partners, Inc. (together with our consolidated subsidiaries, the “Company”, “we,” “our,” “us” or similar terms) was incorporated pursuant to the laws of the State of Delaware in July 2012. The Company is an independent exploration and production company focused on the acquisition, exploration, development and exploitation of unconventional oil and natural gas resources. We have undeveloped leasehold acres in three core areas: the eastern expansion of the Eagle Ford Shale in East Texas, referred to as the Woodbine or “Eaglebine” formation; the Wolfcamp Shale in the Permian Basin in West Texas (“Wolfcamp”); and the Niobrara formation in the Denver Julesburg Basin in Wyoming (“Niobrara”). We focus on liquids-rich resource plays and believe that a substantial portion of our acreage is oil-prone. Our management team has extensive land, engineering, geological, geophysical, technical and operational expertise in the early identification of and entry into emerging resource plays. We plan to continue to pursue additional leasehold acquisitions in our Eaglebine core area and pursue other emerging opportunities where we can leverage our management’s experience and expertise.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Corporate Reorganization

On August 22, 2012, the Company’s equity owner contributed all of his interest in Energy & Exploration Partners, LLC, Energy & Exploration Partners Operating, LP, and Energy & Exploration Partners Operating GP, LLC to Energy & Exploration Partners, Inc., for the majority of the common stock of Energy & Exploration Partners, Inc.

On August 22, 2012, investment depositors, for whom we had previously recorded a deposit liability of $10.4 million, contributed their outstanding net profits interests to us in exchange for common stock of Energy & Exploration Partners, Inc.

In July and August 2012, and by August 22, 2012, investment depositors, for whom we had previously recorded a deposit liability of $1.2 million, contributed their outstanding net profits interests to us in exchange for common stock. We also returned $1.7 million in cash to depositors, for whom we had previously recorded a deposit liability of $1.5 million, in exchange for a release of our obligation to provide returns under our letter agreements with them.

On August 22, 2012, we assigned our ownership interests in Energy & Exploration Partners Operating, L.P., Energy & Exploration Partners Operating GP, LLC, North American Shale, GP, LLC, North American Shale Investment Advisors, LLC, North American Shale Investment Fund GP, LP, and North American Shale Investment Fund, LP to Energy & Exploration Partners, LLC which rolled up to Energy & Exploration Partners, Inc.

On September 6, 2012, North American Shale, GP, LLC, North American Shale Investment Advisors, LLC, North American Shale Investment Fund GP, LP, and North American Shale Investment Fund, LP, Indy Exploration I, LLC, Indy Exploration II, LLC and Indy Exploration III, LLC were merged into Energy & Exploration Partners, LLC, our subsidiary and subsequently dissolved.

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All significant intercompany transactions and balances have been eliminated. As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an emerging growth company as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not an “emerging growth Company.”

As the membership interests of Energy & Exploration Partners, LLC, Energy & Exploration Partners Operating, LP and the controlling and non-controlling membership interests of NASIF were all entities under the common control of the majority owner of the Company, the contributions of these memberships and interests for shares of our common stock were not considered business combinations. Accordingly, the assets and liabilities contributed are presented in the consolidated financial statements on a basis reflecting their ownership by the Company as of the beginning of the earliest period presented, at their historical cost. In addition, certain investors in Energy & Exploration Partners, LLC’s activities in the Niobrara area contributed their investments, which were recorded as liability for investment deposits by Energy & Exploration Partners, LLC, to the Company for common stock. These investments were not considered to be a business by the Company and thus were not a business combination. Accordingly, the contribution was recorded at the amount Energy & Exploration Partners, LLC had historically recorded for the investment deposit liability. The assets and liabilities of Energy & Exploration Partners, LP which were each recorded at $0, were not contributed to the Company.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations, cash flows or retained earnings.

The Company was primarily engaged in the purchase and sales of leases prior to the first quarter of 2012 and has reclassified certain amounts within the historical financial statements to provide consistent presentation with the 2012 consolidated financial statements.

Accounting Estimates

The accompanying consolidated financial statements are prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant assumptions are required in the quantification and valuation of proved oil and natural gas reserves, which as described herein may affect the amount at which oil and natural gas properties are recorded and related depreciation, depletion, amortization and impairment are calculated. Other significant estimates include but are not limited to the share-based compensation, asset retirement obligations and deferred tax assets and liabilities. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include investments with original maturities of three months or less at the date of acquisition. We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. We determine the appropriate classification of our investments in cash and cash equivalents at the time of purchase and reevaluate such designation at each balance sheet date.

Debt Service Deposits

Debt service deposits consist of cash held on our behalf by our lenders for the purpose of servicing our debt requirements.

In accordance with our agreement with Guggenheim Corporate Funding, LLC (the “Guggenheim Credit Facility”), we are required to direct all cash receipts from our credit parties directly to a Lockbox account. Our Equity account is used as a supplement to our borrowing requests for money borrowed from the credit facility to fund drilling. Each draw on the equity account is requested in a formal borrowing request.

Full Cost Accounting

The Company elected to adopt the full-cost method of accounting for its investments in oil and natural gas properties. Under this method of accounting, all costs associated with the acquisition, exploration, development and abandonment of oil and natural gas properties and reserves, including unproved and unevaluated property costs, are capitalized as incurred and accumulated in a single cost center representing the Company’s activities, which are undertaken exclusively in the United States. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, capitalized interest on qualifying projects and general and administrative expenses directly related to acquisition, exploration and development activities, but do not include any costs related to production, selling or general corporate administrative activities which are expensed as incurred.

Subsequent to the sale of interests associated with undeveloped oil and natural gas leasehold interests discussed above, the Company will retain its proportionate share of such costs, if any, as unproved properties until such time that such properties are evaluated and proved reserves may be assigned or until such time as the Company makes an evaluation that impairment has occurred. When proved reserves are discovered, the related acquisition costs are transferred into the amortization base, whereby properties are amortized at the beginning of the quarter in which they are classified as proved.

The Company will include the costs of drilling exploratory dry holes and the related leasehold costs in the amortization base immediately upon determination that such wells are non-commercial. Oil and natural gas properties included in the amortization base are amortized using the units-of-production method based on production estimates of proved reserve quantities. In addition to costs associated with evaluated properties, the Company will also include capitalized asset retirement obligations and estimated future development costs to be incurred in developing proved reserves.

Under the full-cost method of accounting, the Company is required to periodically perform a ceiling test which determines a limit on the book value of its oil and natural gas properties. If the net capitalized cost of oil and natural gas properties including capitalized asset retirement costs, net of related deferred income taxes, exceeds (i) the present value of estimated future net revenues from proved reserves discounted at 10%, (ii) plus cost of unproved oil and natural gas properties not being amortized, (iii) plus the lower of cost or estimated fair value of unproved oil and natural gas properties included in the amortization base, net of related tax effects, the excess is charged to expense and reflected as additional accumulated depreciation, depletion, and amortization. Any such write-downs are not recoverable or reversible in future periods.

Revenue Recognition and Accounts Receivable

The Company’s oil and natural gas revenues are sold to purchasers by operators of the properties in which we have an interest. The Company recognizes oil and natural gas revenues based on the quantities of our proportionate share of such production at market prices.

Accounts receivable are uncollateralized and are generally due within 30 days of the invoice date. No interest is charged on past-due balances. Payments made on all accounts receivable are applied to the earliest unpaid items. Management periodically reviews accounts receivable. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on historical experience and current economic conditions. Based on management’s review of amounts outstanding at December 31, 2012 and 2011, no reserve for allowance for doubtful accounts was considered necessary.

Unevaluated Oil and Natural Gas Properties

The Company acquires unevaluated leasehold interests in oil and natural gas leasehold acreage for the purpose of either exploiting them or selling them to third parties. All costs identifiable with acquisition of these leasehold interests are capitalized.

Unevaluated property acquisition costs primarily include leasehold costs paid to secure oil and natural gas mineral leases, but may also include broker and legal expenses, geological and geophysical expenses and capitalized internal costs associated with developing oil and natural gas prospects on these properties.

Costs associated with unevaluated properties are excluded from the full cost pool until the Company has made a determination as to the existence of proved reserves. The Company reviews its unevaluated properties at the end of each quarter to determine whether the costs incurred should be transferred to the full cost pool and thereby subject to amortization.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives (ranging from 5 to 7 years) of the respective assets. The costs of normal maintenance and repairs are charged to expense as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold, or otherwise disposed of, and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in current operations.

Currently, the Company owns certain computers and other office-related equipment which are being depreciated on a straight-line basis over their useful lives of five to seven years. Depreciation expense related to furniture, fixtures, and equipment amounted to $162,000 and $29,000 for the years ended December 31, 2012 and 2011, respectively.

Oil and Natural Gas Reserve Quantities

The estimates of oil and natural gas reserves as of December 31, 2012 are based on reports prepared by Cawley, Gillespie & Associates, Inc. (CG&A), independent reservoir engineers.

Estimates of proved reserves are based on the quantities of oil and natural gas that engineering and geological analyses demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. CG&A prepares the reserve and economic evaluation of the Company’s properties, utilizing information provided to it by management and other information available, including information from the operator of the property.

Asset Retirement Obligations

The Company recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred if a reasonable estimate of fair value can be made. The ARO is recorded as a liability at its estimated present value, with an offsetting increase recognized in oil and natural gas properties on the balance sheet. Periodic accretion of the discounted value of the estimated liability is recorded as an expense in the consolidated statement of operations. In general, the Company’s future ARO’S relate to future costs associated with plugging and abandonment of its oil and natural gas wells, removal of equipment and facilities from leased acreage and returning such land to its original condition. The amounts recognized are based on level 3 fair value inputs, including future retirement costs, future well life, future inflation rates and the credit-adjusted risk-free interest rate. Revisions to the liability can occur due to changes in its estimate or if federal or state regulators enact new plugging and abandonment requirements. At the time of actual plugging and abandonment of its oil and natural gas wells, the Company includes any gain or loss associated with the operation in the amortization base to the extent that the actual costs are different from the estimated liability.

Share-Based Compensation

The Company follows ASC 718, Compensation- Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards, including restricted stock units, based on estimated grant date fair values. Restricted stock units are valued using the market price of our common shares on the date of grant. The Company records compensation expense, net of estimated forfeitures, over the requisite service period.

Income Taxes

Effective April 13, 2012, Energy & Exploration Partners, LLC terminated its election to report as an S Corporation and became a C Corporation for federal income tax reporting purposes. Subsequently, we account for income taxes using the asset and liability method. Deferred tax assets and liabilities arise from expected future tax consequences related to temporary differences between book carrying amounts and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates anticipated being applied to taxable income in years in which temporary differences and carry forwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities, specific to a change in tax rates, is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax asset to the amount more likely than not to be recovered.

Additionally, the Company is required to determine whether it is more likely than not (a likelihood of more than 50%) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position in order to record any financial statement benefit. If that step is satisfied, then the Company must measure the tax position to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that has greater than a 50% likelihood of being realized upon ultimate settlement. Any interest or penalties would be recognized as a component of income tax expense.

The Company applies significant judgment in evaluating its tax positions and estimating its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The actual outcome of future tax consequences may differ significantly from these estimates, which could impact the Company’s financial position, results of operations and cash flows. The Company does not have any uncertain tax positions and, as such, did not record a liability as of December 31, 2012 or 2011.

The tax years 2008 through 2011 for federal returns and 2007 through 2011 for state returns remain open to examination by the major taxing jurisdictions in which the Company operates.

Other Long-Term Assets

Other long-term assets consist primarily of deferred offering costs related to the Company’s planned initial public offering (“IPO”). Upon closing our IPO, the proceeds of the offering, net of the offering costs, will be recorded as common stock at par value and additional paid-in capital. In any case where the IPO is pulled, the offering costs will be charged to expense.

Earnings per Share

The Company reports basic earnings per common share, which excludes the effect of potentially dilutive securities, and diluted earnings per common share, which includes the effect of all potentially dilutive securities, unless their impact is anti-dilutive. There were no potentially dilutive shares as of December 31, 2012 or 2011.

Financial Instruments

The carrying amounts reported on the balance sheet for cash and cash equivalents, deposits, accounts receivable, prepaid expenses, accounts payable, accrued liabilities, royalties payable, advances from joint interest owners, dividends payable and other current liabilities approximate fair values, due to the short-term maturity of these instruments.

At December 31, 2012 and 2011, the carrying values of $21.3 million and $10 million, respectively, for the Company’s notes payable under its Guggenheim Credit Facility and Petro Capital XXV, LLC (the Petro Capital Note). The notes payable approximate fair value as they are subject to short-term interest rates that approximate the rates available to the Company at the time.

Credit Risk

We are exposed to counterparty risk from oil and natural gas sales by our operating partners. When we begin operating our own wells, we may be exposed to counterparty risk from a concentration of sales of crude and natural gas to a few significant customers, and from joint interest receivables from our joint venture partners. We do not require our customers to post collateral. The inability or failure of our significant customers or partners to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.

Environmental Expenditures

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally not discounted unless the timing of cash payments for the liability or component is fixed or reliably determinable.

Liabilities for loss contingencies, including environmental remediation costs arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded and are not offset against the related environmental liability.

We believe the Company is in compliance with all applicable federal, state and local regulations associated with its properties. Accordingly, no environmental remediation liability or loss associated with the Company’s properties was recorded as of December 31, 2012 and 2011.

Recently Adopted Accounting Standards

In December 2011 the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 will require entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. Application of the ASU is required for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. At that time we will make the necessary disclosures.

On April 5, 2012, the JOBS Act was signed into law. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

3.  PROPERTIES AND EQUIPMENT

The following table presents a summary of the Company’s properties and equipment balances as of December 31, 2012 and 2011 (in thousands):

	As of
	December 31, 2012	December 31, 2011
Oil and natural gas properties
Eaglebine unevaluated	$31,175	$21,608
Evaluated properties
Proved	3,275	—
Unproved	2,784	—

Total evaluated properties	$6,059	—

Total oil and natural gas properties	37,234	21,608
Accumulated depletion, depreciation, amortization (1)	(4,264)	—

Net oil and natural gas properties	32,970	21,608
Other property and equipment	711	104
Accumulated depreciation	(233)	(71)

Net other properties and equipment	478	33

Net properties and equipment	$33,448	$21,641

(1)	Accumulated depletion, depreciation and amortization as of December 31, 2012 include impairment expense of approximately $4.0 million.

The table below sets forth the cost of unproved and unevaluated property costs excluded from the amortization base as of December 31, 2012 and notes the year in which the associated costs were incurred (in thousands):

	Year of Acquisition
	2012	2011	2010	Prior	Total
Leasehold acquisition cost	$3,914	$18,866	$2,698	$44	$25,522
Exploratory cost (1)	5,595	—	—		5,595
Development cost	—	—	—		—
Capitalized interest	58	—	—		58

Total	$9,567	$18,866	$2,698	$44	$31,175

(1)	Includes costs associated with wells commenced during 2012 which are in various stages of completion as of December 31, 2012

4.  PURCHASES AND SALES OF ASSETS

During the year 2012, we acquired and sold leases and leasehold interest. Below is a description of our purchase and sales activities for the year ended December 31, 2012.

Purchases of Leases and Leasehold Interests

On April 5, 2012, the Company entered into a purchase and sale agreement with a Texas exploration and production company to purchase a series of undeveloped leasehold acreage in Grimes County, Texas. The gross purchase price of this transaction was $5.3 million.

On April 10, 2012, EX Operating LLC, a Texas limited liability company, executed a lease purchase agreement to purchase certain oil and gas leases in Lynn County, Texas and delivered a deposit of $1.0 million. On May 15, 2012, EX Operating LLC then assigned all of its rights, title and interest in and to the lease purchase agreement to Energy & Exploration Partners, LLC for $1 million, and Energy & Exploration Partners, LLC purchased the leases effective as of April 10, 2012 for $1.9 million.

On July 24, 2012, the Company acquired a series of undeveloped leasehold acreage in Walker County, Texas. The gross purchase price of this transaction was approximately $2.0 million.

On September 10, 2012, we entered into a purchase and sale agreement with Chesapeake pursuant to which we agreed to purchase 100% of its acreage in the Eaglebine. The agreement initially provided for a closing date of October 31, 2012. As of December 31, 2012, the purchase and sale agreement was still being negotiated and pursuant to the agreement, the Company exercised its right to extend the closing date of the sale to February 14, 2013 by paying $3.5 million, $3.0 million and $3.5 million on September 10, 2012, October 30, 2012, and January 2, 2013 respectively. On April 8, 2013, the sale was closed and we acquired a 100% operated working interest in Chesapeake’s acreage in the Eaglebine in exchange for approximately $93.0 million.

On September 25, 2012, the Companies acquired a series of undeveloped leasehold acreage in Madison County, Texas. The gross purchase price of this transaction was approximately $2.3 million.

Sales and Conveyances

Net gains on sales of assets for the years ended December 31, 2012 and 2011 are as follows (in thousands):

	Year ended December 31,
	2012	2011
Gain on sale of assets	$34,738	$573

The Company, as sellers, closed on multiple property conveyances with a third-party operator, Halcón Resources, Inc. (“Halcón”), to develop the Company’s undeveloped leasehold acreage in the prospect area principally focused on the Eaglebine formation. The proceeds of these transactions were approximately $45.4 million for a purchase of a 65% working interest in the undeveloped leasehold acreage in an area collectively known as Area of Mutual Interest #1 (“AMI #1”) and an 80% working interest in the undeveloped leasehold acreage in an area collectively known as Area of Mutual Interest #2 (“AMI #2”).

On August 23, 2012, we entered into a purchase and sale agreement with CEU Huntsville, LLC, or Huntsville, a subsidiary of Exelon Generation Company, LLC to sell a 10% non-operated working interest in our Eaglebine acreage in AMI #1 and a 5% non-operated working interest in AMI #2. Pursuant to the first closing of this agreement, we conveyed acreage in AMI #1 for $24.7 million and received $0.8 million as reimbursement for the buyer’s 10% share of a well. The agreement provides for future closings of additional acreage. Following the final closings with both Halcón and the Huntsville, we retained a 25% working interest in

AMI #1 and a 15% working interest in AMI #2. For future acquisitions, Huntsville can elect to participate in AMI #1 or AMI #2 by paying its pro-rata 10% share of all acreage costs in AMI #1 and its pro-rata 5% share of all acreage costs plus $100 per net mineral acre in AMI #2. In addition to the cash proceeds received from both closings, if the buyer achieves a specified rate of return, it will re-convey 30% of the working interests it holds in wells and acreage in both AMI #1 and AMI #2 back to the Company. On August 24, 2012, the Company made a payment of $5.0 million, or 20% of the proceeds, net of broker fee, from this sale, to its lender to be applied against its outstanding principal balance, pursuant to provisions of its Guggeheim Credit Facility. On September 28, 2012 we made an additional conveyance under this agreement for $7.9 million and on October 5, 2012, the Company made a payment of $1.5 million from this sale, to its lender to be applied against its outstanding principal balance, pursuant to provisions of its Guggeheim Credit Facility.

In December 2012, the Company conveyed additional working interests in newly acquired undeveloped leasehold acreage in AMI #2. Funding by Huntsville for gross proceeds of $1.5 million was received by the Company on January 16, 2013, of which $0.6 million related to acquired interests and $.9 million related to reimbursements of costs.

5. IMPAIRMENTS

Impairments on property for the years ended December 31, 2012 and 2011 are as follows (in thousands):

	Year ended December 31,
	2012	2011
Impairments:
Impairment and abandonment of unevaluated leasehold interests	$—	$(679)
Full-cost ceiling impairment	(3,957)	—

Impairments	$(3,957)	$(679)

Impairment and Abandonment of Leasehold Interests

Unproved and unevaluated leasehold interests are assessed on an individual prospect basis for possible impairment on a periodic basis based upon changes in operating or economic conditions.

Unproved and unevaluated leasehold interests are nonproducing and do not have estimable cash flow streams. Therefore, we estimate the fair value of these properties by obtaining, when available, information about recent market transactions in the vicinity of the prospects and adjust the market data as needed to give consideration to the proximity of the prospects to known fields and reservoirs, the extent of geological and geophysical data on the prospects, the assignment of proved reserves, intent to drill, remaining lease terms, recent drilling results in the vicinity of the prospects, and other risk-related factors such as drilling and completion costs, estimated product prices and other economic factors. Based on these assessments, we include the cost of such properties whose carrying value exceeds its estimated value with other evaluated properties to be amortized and subject to the full-cost ceiling impairment of oil and natural gas properties. We categorize the measurement of fair value of unproved properties as level 3 non-recurring measurements.

During 2012, impairment on unproved and unevaluated leasehold interests was assessed under the full-cost method. For the year ended December 31, 2012, we recognized no impairment of unproved and unevaluated leasehold interests and recorded an impairment of $679,000 related to abandoned leaseholds during the year ended December 31, 2011.

Full-Cost Ceiling Impairment of Oil and Natural Gas Properties

The net capitalized costs of oil and natural gas properties are limited to the lower of unamortized costs less related deferred income taxes or the cost ceiling, with any excess above the cost center ceiling charged to operations as a full-cost ceiling impairment. Properties included in the total net capitalized costs include, but are not limited to, proved properties, unproved evaluated properties and leasehold interests deemed to have been impaired. Beginning March 1, 2012, the Company assessed the full-cost ceiling impairment on a quarterly basis.

As of December 31, 2012, the Company’s net capitalized costs less related deferred income taxes exceeded the full-cost ceiling by $4.0 million. The Company recorded an impairment charge of $4.0 million to its net capitalized costs and a deferred income tax credit of $1.4 million related to the full-cost ceiling limitation. These charges are reflected in the Company’s consolidated statement of operations for the year ended December 31, 2012.

6. ASSET RETIREMENT OBLIGATIONS

We measure ARO using fair value level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of plugging, abandonment and remediation costs, inflation rate and well life. The inputs are calculated based on historical data as well as current estimated costs. See Note 9—Financial Instruments for additional discussion.

The following table summarizes the changes in the Company’s ARO for the year ended December 31, 2012 (in thousands). There was no ARO for the year ended December 31, 2011.

December 31, 2012
Asset retirement obligations January 1	$—
Additions	16
Change in estimates	—
Liabilities settled	—
Accretion expense	—

Asset retirement obligation at December 31, 2012	$16

7. NOTE PAYABLE

Petro Capital

On September 29, 2011, the Company entered into the Petro Capital Note with Petro Capital XXV, LLC (“Petro Capital”) for $425,000. The stated annual interest rate of the Petro Capital Note was 14%. The Petro Capital Note was collateralized by a first priority lien on the Company’s undeveloped leasehold acreage and other tangible assets.

The Petro Capital Note was subsequently amended on October 7, 2011, December 21, 2011, and March 8, 2012 to increase the principal amount of the Petro Capital Note to $5.0 million, $10.0 million, and $15.0 million, respectively. The Petro Capital Note was again amended on April 19, 2012 to assign certain Overriding Royalty Interests (“ORI”) to Petro Capital. Interest was due monthly and the principal was due in full at the maturity of the loan.

The Petro Capital Note required compliance with certain financial covenants. The Company received notification of covenant violations in April 2012. The Company received a waiver on May 15, 2012 from Petro Capital through May 30, 2012 in exchange for a payment of $50,000 and a requirement to maintain a drilling reserve account deposit of $2.0 million.

On June 26, 2012 the Petro Capital Note was retired. The retirement of the Petro Capital Note resulted in an increase in interest expense related to debt extinguishment of loan origination costs of $210,000. Amortization expense was calculated using the effective-yield method.

In conjunction with the October 7, 2011 Petro Capital Note amendment, a detachable warrant instrument was issued to Petro Capital entitling the holder to purchase 2.5% of our diluted equity at the time of exercise in exchange for $1 at any point subsequent to October 17, 2012 until the expiration date. The expiration date of this warrant was October 7, 2018. This repurchase amount was recorded as a discount on the Petro Capital Note and as an accrued liability based upon the Company’ intent to exercise the buy-out option. This amount was amortized over the life of the Petro Capital Note to interest expense. On July 5, 2012, the Company exercised their repurchase option for $125,000 and retired the detachable warrants.

Guggenheim

On June 26, 2012, the Company entered into the $100.0 million Guggenheim Credit Facility with Guggenheim, a Senior Secured Advancing Line of Credit with an initial borrowing base of $30.0 million. The Company initially borrowed $21.5 million to repay the Petro Capital Note, increase our working capital and fund 50% of the drilling and completion costs for our first Eaglebine well.

The Guggenheim Credit Facility was an interest bearing note bearing interest at the variable rate published by the Wall Street Journal as the Prime Rate (“Prime Rate”) plus 10.0%, with a Prime Rate floor of 5.0%. The Guggenheim Credit Facility provided for a 5.0% ORI grant to Guggenheim, proportionally reduced to our working interest, which applied to substantially all production from the Eaglebine acreage. This ORI was reduced to 0.5%, proportionally reduced to our working interest of total production, after Guggenheim achieved an internal rate of return of 32.5% for at least one year. This ORI would have been earned in increments of one twelfth (1/12) times the number of wells funded by the Guggenheim Credit Facility up to twelve wells. Principal payments were due on a quarterly basis, beginning July 1, 2013, with interest due on a monthly basis.

The Guggenheim Credit Facility would have matured on December 17, 2014, and required the Company to make loan repayments of up to 20% of the proceeds from sales meeting certain predefined terms to be applied against the outstanding principal balance. Repayments of $8.2 million were made during 2012.

The Guggenheim Credit Facility and the Petro Capital Note required cash to be maintained on deposit to fund future drilling costs in bank accounts controlled by our lenders. Amounts recorded in Debt service deposits at December 31, 2012 and 2011 represented funds controlled by the lender. The Company incurred $1.1 million and $234,000 in loan origination costs for the year ended December, 31 2012 and 2011, related to the loan agreement amendments, and as compensation to third parties for restructuring and securing debt agreements. Amortization expense was calculated using the effective-yield method.

Senior Unsecured Note

In April 2013, we issued $140 million principal amount of senior unsecured notes, which we refer to as our senior unsecured notes, to affiliates of Highbridge Principal Strategies, LLC, or Highbridge, and affiliates of Apollo Investment Corporation, or Apollo. We used a portion of the net proceeds from the secured note to repay indebtedness under our previously existing credit facility with Guggenheim. Additionally, Highbridge and Apollo issued to us a commitment letter for a $75 million senior secured term loan, subject to negotiation and execution of definitive documentation and satisfaction of certain other conditions, which we refer to as the term loan.

In connection with the issuance of our senior unsecured notes, we issued to Highbridge and Apollo warrants to purchase an aggregate of 269,231 shares of our mandatorily convertible preferred stock at an exercise price of $0.01 per share. Each share of the preferred stock is convertible at the option of the holder prior to our initial public offering and will convert automatically upon completion of our initial public offering into 40 shares of our common stock, or an aggregate of 10,769,240 shares of our common stock. To the extent not previously exercised, at the completion of our initial public offering, the warrants will automatically be exercised on a net basis for the number shares of our common stock into which the shares of preferred stock issuable upon exercise of the warrants would then be converted less a number of shares equal to the aggregate exercise price divided by the initial public offering price per share.

8. EQUITY

During 2011, the sole equity owner of the Company coupled with investors in NASIF contributed $0.4 and $10.6 million to the Company, respectively. On June 25, 2012, the Company distributed $150,000 to its then sole equity owner. From July 25, 2012 to September 6, 2012, the Company effected its plan of reorganization, in which all membership and other interests were contributed to the Company for shares of its stock. On September 4, 2012 the Company’s sole director contributed 22,500 shares to the Company, to be used in the Company’s stock incentive plan. See Corporate Reorganization in Note 2—Summary of Significant Accounting Policies for additional discussion.

During the third quarter of 2012, Share-based compensation awards were issued to the Company’s executive officials. This resulted in an expense charge to income of $3.9 million. See Note 9—Share-Based Compensation below for further discussion.

9. SHARE BASED COMPENSATION

On August 22, 2012, the Company’s sole director approved the Energy & Exploration Partners, Inc. 2012 Stock Incentive Plan (“the Plan”). The Plan enables the Board of Directors to award incentive and non-qualified stock options, restricted stock, unrestricted stock and restricted stock units to the Company’s officers, employees, directors, consultants, and key persons, including prospective employees conditioned on their employment. The maximum number of shares that may be issued under the Plan is 225,000, and as of December 31, 2012, 100,000 shares were available for future grants.

During the third quarter of 2012, two tranches of restricted shares were granted to Company executives. The following table summarizes the restricted shares granted during this period:

Initial Grant Date:	Tranche 1	Tranche 2
Issue Dates:	August 2012	August 2012 September 2012

Total Number of Shares Issued	50,000	75,000
First Vesting Date	IPO or January 1, 2013	IPO or January 1, 2013
Second Vesting Date	January 1, 2013	January 1, 2014
Third Vesting Date	—	January 1, 2015

On November 16, 2012 the previously issued restricted stock awards were modified. The modification included changes to vesting dates and the percentage of shares vesting at each vesting date. The following table summarizes the modification to restricted shares granted:

Modification Date:	Tranche 1	Tranche 2
First Vesting Date	IPO or January 1, 2014	IPO or January 1, 2014
Second Vesting Date	—	June 30, 2014

Compensation expense for grants vesting under the Plan was $3.9 million for the year ended December 31, 2012 and is included as a component of general and administrative expenses on the Consolidated Statements of Operations. Total unrecognized compensation expense related to unvested options expected to be recognized over the remaining weighted vesting period of 1.5 years was $12.0 million at December 31, 2012.

To objectively determine our share price, the Company engaged a third-party valuation specialist to determine the fair market value of the Company’s common stock at the grant date and again at the modification date. In performing the valuation analysis, the valuation specialist utilized our audited financial statements for

2010 and 2011, unaudited financial statements for the six and ten month interim period ending June 30, 2012, and October 31, 2012 selected unaudited financial statement data as of the valuation date, financial forecasts for the periods 2012 thru 2018, executed purchase and sale agreements that occurred during the period, our Form S-1 Registration Statement filed on September 10, 2012 as well as other ancillary documents and schedules related to the Company.

In addition, the valuation specialist discussed the nature and history of the company, including historical operating and financial results and future earning capacity. Management took into consideration an analysis of historical and forecast financial statements and other financial and operational data concerning the Company, an analysis of company activities, assets, economic conditions and general trends relating to the oil and gas exploration and development industry and performed research and analysis concerning the value of the Company’s assets based on a market approach estimate of undeveloped acreage leasing costs of comparable properties observed in third party transactions. The Company reviewed and approved the assessment of the valuation specialist.

Based on the above information, the initial grant date and modification date fair market value per share was $127 and $107, respectively for tranche 1 and 2. In accordance with ASC 718 Compensation – Stock Compensation, the resulting decrease in per share fair value from the grant date to modification date, did not impact initial grant date fair value in determining compensation cost for the year ended December 31, 2012.

A rollforward of the status of the non-vested shares from December 31, 2011 to December 31, 2012 is presented below (in thousands):

Number of Non-Vested Shares
Non-vested common stock at December 31, 2011	—
Granted	125
Cancelled	—
Forfeited	—

Non-vested common stock at December 31, 2012	125

10. FAIR VALUE MEASURES

We follow a framework for measuring fair value, which outlines a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses market data, or assumptions that market participants would use, to value the asset or liability. These assumptions include market risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.

The Company primarily applies the market approach for recurring fair value measurements and attempt to use the best available information. Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities, a Level 1 measurement, and lowest priority to unobservable inputs, a Level 3 measurement. The three levels of fair value hierarchy are as follows:

•

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. At December 31, 2012 and 2011, the Company had no level 1 measurement.

•

Level 2 inputs: Pricing inputs other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in level 2. At December 31, 2012 and 2011, the Company had no level 2 measurements.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The Company has no assets and liabilities it measures at fair value on a recurring basis as of December 31, 2012. The following tables summarize the valuation of the Company’s assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011 (in thousands):

	Fair Value Measurement at December 31, 2011 using
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities
Detachable warrant	$—	—	(125)	(125)

Total	$—	$—	$(125)	$(125)

The Company recorded the fair value of the detachable warrant issued in conjunction with the Petro Capital Note as a discount to the face value and as a warrant liability. Upon issuance, and as of December 31, 2011, the Company valued the warrants based upon the cash buyout option held by the Company of $125,000, as it was the outcome achieved with this instrument. The discount was been amortized over the life of the loan and recorded as interest expense within the Statement of Operations. However, On July 5, 2012, the Company exercised a repurchase option for $125,000 and retired the detachable warrants.

The Company follows the provisions of ASC 820-10 for nonfinancial assets and liabilities measured at fair value on a non-recurring basis. As it relates to the Company, the statement applies to the initial recognition of asset retirement obligations for which fair value is used.

The ARO estimates are derived from historical costs as well as management’s expectation of future cost environments. As there is no corroborating market activity to support the assumptions, the Company has designated these liabilities as level 3. A reconciliation of the beginning and ending balances of the Company’s ARO is presented in Note 6—Asset Retirement Obligations. The Company recorded additions to ARO of $16,000 and $0 in 2012 and 2011, respectively.

At December 31, 2011, the fair value of the detachable warrant issued in conjunction with the note payable was measured using a Level 3 recurring measurement. The $125,000 cash buyout completed by the Company on July 5, 2012. Changes in the fair value of the detachable warrants for the years ended December 31, 2012 and 2011 are as follows (in thousands):

	Year Ended December 31,
	2012	2011
Beginning balance December 31, 2011	$(125)	$—
Change in the fair value of detachable warrant	—	(125)
Repurchase of warrant	125	—

Ending balance, December 31, 2012	$—	$(125)

11. INCOME TAXES

Income tax provision

We estimate our federal and state income tax provision based on current tax law. The reported tax provision differs from the amounts currently receivable or payable because certain income and expense items are recognized in different time periods for financial reporting purposes than for income tax purposes. The following is a summary of our provision for income taxes (in thousands):

	As of December 31,
	2012	2011
Current
Federal	$8,297	$—
State	239	29

	8,536	29
Deferred
Federal	(1,052)	—
State	(64)	—

	(1,116)	—

Income Tax Provision	$7,420	$29

(1)	The income tax expense shown on the Consolidated Statements of operation for the year ended December 31, 2012 includes a $6,000 Texas Franchise Tax benefit for the year ended December 31, 2012.

Our income tax provision is based on our results of operations, and we have recorded deferred federal and state income tax assets and liabilities attributable to the differences in the bases in our assets for U.S. GAAP and for federal and state taxation purposes upon our conversion to a C Corporation. A reconciliation of the statutory federal tax provision to our income tax provision in the accompanying financial statements is as follows (in thousands):

	Year Ended December 31,
	2012	2011
Statutory federal provision (35%)	$5,653	$—
Federal tax provision attributed to period we were not directly subject to federal taxation	464	—
Statutory state income tax provision, net of federal tax benefit in 2012	114	29
Tax effect of expenses not deductible for federal or state taxation	28	—
Recognition of temporary differences upon change in tax status	1,161	—

Income tax expense	$7,420	$29

Before incorporation as a C Corporation and for the year ended December 31, 2011, we were organized as limited liability companies or limited partnerships under state law and were treated as S Corporations, Partnerships, or disregarded entities for federal income tax purposes. These types of entities earnings pass-through to the equity owners in accordance with the Company formation agreements and are taxed at the member level. Accordingly, no federal income tax provision was recorded or reflected in the accompanying financial statements for the year ended December 31, 2011.

However, in the 2011 tax year we were subject to Texas franchise taxes on our operations within the state of Texas. Accordingly, we recognized $29,000 in Texas franchise tax expense for the year ended December 31, 2011.

The Company has evaluated its income tax position, noting no significant uncertain tax position as of December 31, 2012 and 2011. No interest and penalties have been accrued or recorded.

Deferred Tax Assets/Liabilities

The tax effects of temporary differences between reported earnings and taxable earnings consisted of the following (in thousands):

December 31, 2012
Deferred Tax Assets:
Difference in basis of unevaluated oil and natural gas properties	$533
Share-based compensation	722

Total deferred tax assets	1,255
Deferred tax liabilities	(139)

Deferred tax assets, net	$1,116

12. EARNINGS PER SHARE

Earnings (Loss) Per Share. The two-class method of computing net earnings per share is required for those entities that have participating securities. The two-class method is an earnings allocation formula that determines net earnings per share for participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. The Company’s restricted shares of common stock, See Note 9 – Share based compensation for additional discussion, are participating securities under ASC 260, Earnings Per Share, because they may participate in undistributed earnings with common stock. There were no participating securities at December 31, 2011.

The following table shows the computation of basic and diluted net earnings (loss) per share for the years ended December 31, 2012 and 2011 (dollars in thousands, except for share and per share amounts):

	Year Ended December 31,	Year Ended December 31,
	2012	2011
Net income (loss)	$8,734	$(1,478)

Weighted average number of shares used to calculate basic and diluted net income per share:
Weighted average number of unrestricted outstanding common shares	397,500	397,500
Effect of unvested restricted stock awards	36,687	—

Denominator for basic and diluted earnings per common share	434,187	397,500

Net earnings per common share:
Basic	$20.12	$(3.72)
Diluted	$20.12	$(3.72)

13. COMMITMENTS AND CONTINGENCIES

Our contractual obligations include notes payable, operating and capital lease obligations, and asset retirement obligations. During the year ended December 31, 2012, there were no material changes to our contractual obligations, other than an increase in notes payable over the next one to three years from $9.9 million to $21.3 million and an increase in compensation expense by $12 million over the next one to three years due to employment agreements services.

We had the following contractual obligations and commitments as of December 31, 2012 (in thousands):

	Obligations and Commitments Due By Period
	Total	2013	2014 to 2015	2016 to 2017	2018 & Beyond
Guggenheim credit facility(1)	$21,293	$7,102	$14,191	$—	$—
Contractual lease payments	319	275	44	—	—

Total contractual obligations	$21,612	$7,377	$14,235	$—	$—

(1)	In addition to the principal payments presented, we expected to make annual interest payments of $2.9 million and $1.1 million in 2013 and 2014, respectively, on the Guggenheim Credit Facility (based on the balances and interest rates at December 31, 2012). However, the Guggenheim Credit Facility was subsequently paid off on April 8, 2013 .

Litigation

The Company, from time to time, is involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of fraud, discrimination, or breach of contract incidental to operations of its business. The Company is not currently involved in any litigation which management believes could have a materially adverse effect on its financial condition or results of operation.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes results for each of the four quarters in the years ended December 31, 2012 and 2011 (in thousands, except per share amounts):

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2012:
Revenues	30	81	39	66
Operating loss	(680)	(1,003)	(6,177)	(6,913)
Net income (loss)	(1,206)	1,590	13,893	(5,543)
Net income (loss) per common share (a):
Basic and diluted	(3.03)	4.00	31.51	11.09
Weighted average common shares outstanding:	397,500	397,500	440,951	500,000

Year ended December 31, 2011:
Revenues	—	—	—	—
Operating loss	(193)	(166)	(293)	(1,125)
Net income (loss)	367	(111)	(302)	(1,432)
Net income (loss) per common share (a):	—	—	—	—
Weighted average common shares outstanding:	—	—	—	—
Pro forma basic and diluted earnings per share	0.92	(0.28)	(0.76)	(3.60)
Pro forma weighted average common shares outstanding	397,500	397,500	397,500	397,500

(a)	The sum of the individual quarterly net loss amounts per share may not agree with year-to-date net loss per share as each quarterly computation is based on the net income or loss for that quarter and the weighted-average number of shares outstanding during that quarter.

15. SUPPLEMENTAL OIL AND NATURAL GAS RESERVES AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

General

Prior to the first quarter of 2012, we were primarily engaged in the purchase and sale of leasehold acreage, and did not recognize reserve quantities or production. However, during 2012 we adopted a business strategy and commenced participation in drilling and producing activities that resulted in proved reserves and production in 2012.

Geographic Area of Operation

Our proved reserves are located within the United States onshore, and the following disclosures about our costs incurred, results of operations and proved reserves are on a total-company basis.

Capitalized Costs, Subject to Amortization

Net capitalized costs related to our oil, NGLs and natural gas producing activities are as follows (in thousands):

	As of December 31,
	2012	2011	2010
Net Capitalized Cost: (1)
Unproved properties
Leasehold cost (2)	25,580	21,608	3,647
Unevaluated well costs	5,596	—	—
Evaluated well costs (3)	2,784	—	—
Proved oil and natural gas properties (3)	3,274	—	—

	37,234	21,608	3,647
Accumulated depletion, depreciation and amortization, and valuation allowances (3)	(4,264)	—	—

	32,970	21,608	3,647

(1)	The Company has not incurred any development costs during the periods ended December 31, 2012, 2011 and 2010.
(2)	Costs associated with unproved properties relates to the Company’s cost in leasehold interests. During 2011, the Company recognized an abandonment expense of $679,000 and has written off the cost of such leaseholds as of December 31, 2011.
(3)	For the period ended December 31, 2012, the Company performed a full-cost ceiling test of its proved properties in accordance with the full-cost method of accounting. As a result, the Company has recognized an impairment allowance of $4.0 million.

Capitalized Costs, Not Subject to Amortization

Costs not subject to amortization relate to unproved properties which are excluded from amortizable capital costs until it is determined that proved reserves can be assigned to such properties or until such time as the Company has made an evaluation that impairment has occurred. Subject to industry conditions, evaluation of most of these properties is expected to be completed within one to five years. The following table provides a summary of costs that are not being amortized as of December 31, 2012, by the year in which the costs were incurred (in thousands):

	As of	Year Incurred
	December 31, 2012	2012	2011	2010 & Prior
Costs excluded from amortization by year incurred:
Acquisition costs (1) (2)	$25,522	$3,913	$18,866	$2,742
Exploration costs (3)	5,595	8,380	—	—
Capitalized interest	58	58	—	—

Total costs not subject to amortization	$31,175	$12,351	$18,866	$2,742

(1)	During 2011, the Company recognized an abandonment expense of $679,000 and has written off the associated cost of such leaseholds as of December 31, 2011.
(2)	During the years ended December 31, 2012, 2011 and 2010, the Company has sold interests in its leasehold acreage and recognized a reduction to capitalized cost for such associated activity. The reduction to the amounts of capitalized costs for those respective periods amounts to $42,231,000, $497,000 and $30,000.
(3)	Includes $2,784,000 for the Covington 1H well which was abandoned during the 2012 fourth quarter. The costs associated with this well have also been included in the Company’s ceiling test. All other costs are associated with wells that were commenced during 2012 but were in various stages of completion as of December 31. 2012

Costs Incurred In Oil and Gas Property Acquisition, Exploration and Development Activities

The following costs were incurred in oil and gas acquisition, exploration, and development activities (in thousands):

	2012	2011
Costs incurred:
Unproved property acquisition costs (1)	3,913	18,866
Exploration costs (2)	12,441	—
Development costs	—	—
Capitalized interest	58	—

	16,412	18,866

(1)	During 2011, the Company recognized a reduction to such cost for an abandonment expense of $679,000. In addition, during 2012 and 2011 the Company has sold interests in its leasehold acreage and recognized reductions of $42,231,000, $497,000 and $30,000 to capitalized cost, respectively, for such associated activity.
(2)	Includes seismic cost of $1,200,000 incurred during 2012.

Depreciation, Depletion, Amortization and Accretion

Depreciation, depletion, amortization and accretion expense per barrel of oil equivalent (“Boe”) of products sold during the period ending December 31, 2012 was $93.49/Boe. The Company had no interests in producing properties and related production for the period ended December 31, 2011.

Oil and Natural Gas Reserve Information

We have adopted certain amendments to the Extractive Activities – Oil and Gas topic of the Codification that updated and aligned the FASB’s reserve estimation and disclosure requirements for oil and natural gas companies with the reserve estimation and disclosure requirements that were adopted by the SEC in December 2008. In accordance with these new rules, we use the average of first-day-of-the-month commodity prices over the preceding 12-month period when estimating quantities of proved reserves. Similarly, we use such prices to calculate the standardized measure of discounted future cash flows and values used in the ceiling test impairment.

There are numerous uncertainties in estimating quantities of proved reserves and in providing the future rates of production expenditures. The following reserve data represent estimates only and are inherently imprecise and may be subject to substantial revisions as additional information such as reservoir performance, additional drilling, technological advancements and other factors become available. Decreases in the prices of oil and natural gas could have an adverse effect on the carrying value of our proved reserves, reserve volumes and our revenues, profitability and cash flow.

As of December 31, 2012, all of the Company’s reserves were owned by our wholly-owned subsidiary, Energy and Exploration Partners, LLC.

The following sets forth estimated quantities of our net proved and proved developed oil and natural gas reserves, all of which are located onshore in Colorado and Texas (in thousands):

Total Equivalent Reserves
	Oil	NGL	Natural Gas	Oil Equivalent	Natural Gas Equivalent
	(Bbls) (1)	Bbls (1)	Mcf (1)	(Boe) (2)	(Mcfe) (2)

Proved reserves as of December 31, 2011 (3)	—	—	—	—	—
Revisions of previous estimates	—	—	—	—	—
Extensions and discoveries (4)	25,556	384	52,827	34,744	208,466
Purchase of minerals in place	—	—	—	—	—
Sales of reserves	—	—	—	—	—
Production	(2,247)	(384)	(3,903)	(3,281)	(19,688)

Proved reserves as of December 31, 2012	23,309	—	48,924	31,463	188,778

Year-end proved developed reserves:
2011	—	—	—	—	—
2012	23,309	—	48,924	31,463	188,778

Year-end proved undeveloped reserves:
2011	—	—	—	—	—
2012	—	—	—	—	—

(1)	Estimated reserves as of December 31, 2012 are based on the unweighted arithmetic average of first-day-of-the-month commodity prices over the period January through December for 2012 in accordance with current definitions and guidelines set forth by the SEC and the FASB.
(2)	Mcfe and Boe are determined using the ratio of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil, condensate or NGLs (totals may not compute due to rounding). The conversion ratio does not assume price equivalency, and the price per Mcfe for oil and NGLs may differ significantly from the price per Mcf for natural gas. Similarly, the price per Bbl for oil for may differ significantly from the price per Bbl for NGLs.
(3)	The Company had no proved reserves in 2011 or prior.
(4)	The majority of these volumes are attributable to discoveries resulting from our participation in the drilling of three successful exploratory wells in 2012, of which two were located in Colorado and one was located in Texas.

Standardized Measure of Discounted Future Net Cash Flows

The following presents the standardized measure of discounted future net cash flows related to our proved oil and natural gas reserves together with changes therein, as defined by the FASB as of December 31, 2012. The company did not own any producing wells or proved reserves prior to December 31, 2011. Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on the unweighted arithmetic average of first-day-of-the-month commodity prices for the period ended December 31, 2012. All prices are adjusted by lease for quality, transportation fees, energy content and regional price differentials. The average commodity prices weighted by field production related to the proved reserves are as follows:

Oil—Per Barrel	$91.68
Natural Gas—Per Mcf	$3.34

Future production costs are based on costs in effect at December 31, 2012 with no escalations. Development, plugging and abandonment, other retirement costs and other costs associated with the company’s proved reserves at such date are not material. Estimated future net cash flows, net of future income taxes, have been discounted to their present values based on a 10% annual discount rate. Future income tax expense is estimated based on applying existing statutory rates to the pre-tax cash flows, after considering reductions to the tax basis and any other allowable tax deductions, if any.

The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair market value of our oil and natural gas reserves. These estimates reflect proved reserves only and ignore, among other things, future changes in prices and costs, revenues that could result from probable reserves which could become proved reserves in 2012 or later years and the risks inherent in reserve estimates. The standardized measure of discounted future net cash flows relating to our proved oil and natural gas reserves as of December 31, 2012, is as follows (in thousands):

Standardized measure of discounted future net cash flows:
December 31, 2012
Future cash inflows	2,300
Future production costs	(1,019)
Future development costs	—
Future income taxes	(372)
Future net cash flows	909
Annual discount at 10% for estimating timing of cash flows	(271)
Future net cash flows relating to proved oil and gas reserves	638

Changes in standardized measure
Sales of oil and gas produced, net of production costs	(191)
Discoveries	1,066
Net change in income taxes	(237)
Aggregate change in standardized measure	638

Standardized measure as of 12/31/11	—
Standardized measure as of 12/31/12	638

16. SUBSEQUENT EVENTS

On September 10, 2012, we entered into a purchase and sale agreement with Chesapeake pursuant to which we agreed to purchase 100% of its acreage in the Eaglebine. The agreement initially provided for a closing date of October 31, 2012. As of December 31, 2012, the purchase and sale agreement was still being negotiated and pursuant to the agreement, the Company exercised its right to extend the closing date of the sale to February 14, 2013 by paying $3.5 million, $3.0 million and $3.5 million on September 10, 2012, October 30, 2012, and January 2, 2013 respectively. On April 8, 2013, the sale was closed and we acquired a 100% operated working interest in Chesapeake’s acreage in the Eaglebine in exchange for approximately $93.0 million.

On February 15, 2013 the company issued an additional 2,500 in restricted share awards to key employees.

In April 2013, we issued $140 million principal amount of senior unsecured notes, which we refer to as our senior unsecured notes, to affiliates of Highbridge and Apollo. We used a portion of the net proceeds from the secured note to repay indebtedness under our previously existing credit facility with Guggenheim. Additionally, Highbridge and Apollo issued to us a commitment letter for a $75 million senior secured term loan, subject to negotiation and execution of definitive documentation and satisfaction of certain other conditions.

In connection with the issuance of our senior unsecured notes, we issued to Highbridge and Apollo warrants to purchase an aggregate of 269,231 shares of our mandatorily convertible preferred stock at an exercise price of $0.01 per share. Each share of the preferred stock is convertible at the option of the holder prior to our initial public offering and will convert automatically upon completion of our initial public offering into 40 shares of our common stock, or an aggregate of 10,769,240 shares of our common stock. To the extent not previously exercised, at the completion of our initial public offering, the warrants will automatically be exercised on a net basis for the number shares of our common stock into which the shares of preferred stock issuable upon exercise of the warrants would then be converted less a number of shares equal to the aggregate exercise price divided by the initial public offering price per share.

Also on April 8, 2013, we entered into an $18.0 million Subordinated Unsecured Note with Chesapeake.

On April 8, 2013, the Company executed an Assignment of Contracts Agreement with Energia Tejas, LLC (“Energia”). In accordance with the agreement, we purchased Energia’s interests in oil and gas leases, excluding the overriding royalty interests, in the AMI created by the AMI, Participation, and Lease Purchase Agreement dated June 1, 2010 between Chesapeake and Energia, for $875,000.

Management has evaluated subsequent events through May 13, 2013, the date these combined and consolidated financial statements were available to be issued. No events or transactions other than those already described in these financials have occurred subsequent to the balance sheet date that might require recognition or disclosure in the consolidated financial statements.

* * * * * * *

GLOSSARY OF SELECTED OIL AND NATURAL GAS TERMS

We are in the business of exploring for and producing oil and natural gas. Oil and natural gas exploration is a specialized industry. Many of the terms used to describe our business are unique to the oil and natural gas industry. The following is a description of the meanings of some of the oil and natural gas industry terms used in this document.

3D seismic data. Geophysical data that depicts the subsurface strata in three dimensions.

Area of mutual interest or AMI. A geographic location in which more than one oil and/or natural gas company has a stake. The area of mutual interest is defined by the contract that describes the geographic area contained in the area of mutual interest, the rights each party has (such as the percentage of interest allocated to each company), the length of time during which the contract will be in effect, and how the contract provisions are to be implemented.

Analogous reservoir. Analogous reservoirs, as used in resource assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, analogous reservoir refers to a reservoir that shares all of the following characteristics with the reservoir of interest: (i) the same geological formation (but not necessarily in pressure communication with the reservoir of interest; (ii) the same environment of deposition; (iii) similar geologic structure; and (iv) the same drive mechanism.

Basin. A large natural depression on the earth’s surface in which sediments accumulate.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, of oil or other liquid hydrocarbons.

Boe. Barrels of oil equivalent, with 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion. The installation of permanent equipment for the production of oil or natural gas.

Deterministic method. The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering or economic data) in the reserves calculation is used in the reserves estimation procedure.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development costs. Capital costs incurred in the acquisition, exploration, development and revisions of proved oil and natural gas reserves divided by proved reserve additions.

Development well. A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

Economically producible or viable. The term economically producible or economically viable, as it relates to a resource, means a resource that generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and natural gas producing activities.

Estimated ultimate recovery or EUR. Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

Exploitation. Optimizing oil and natural gas production from producing properties or establishing additional reserves in producing areas through additional drilling or the application of new technology.

Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Field. An area consisting of either a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Held by production acreage. Acreage covered by a mineral lease that perpetuates a company’s right to operate a property as long as the property produces a minimum paying quantity of oil or gas.

Horizontal well. A well in which a portion of the well has been drilled horizontally within a productive or potentially productive formation. This operation usually results in the ability of the well to produce higher volumes than a vertical well drilled in the same formation.

Hydraulic fracturing (or fracking). The technique of improving a well’s production or injection rates by pumping a mixture of fluids into the formation and rupturing the rock, creating an artificial channel. As part of this technique, sand or other material may also be injected into the formation to keep the channel open, so that fluids or natural gases may more easily flow through the formation.

Injection. A well which is used to place liquids or natural gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field.

MBoe. Thousand barrels of oil equivalent.

Mcf. Thousand cubic feet of natural gas.

MMBtu. Million British Thermal Units.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or wells, as the case may be.

NYMEX. New York Mercantile Exchange.

Overriding royalty interest. A fractional, undivided interest or right of participation in the oil or natural gas, or in the proceeds from the sale of the oil or natural gas, produced from a specified tract or tracts, which is limited in duration to the terms of an existing lease and which is not subject to any portion of the expense of development, operation or maintenance.

Pad. A temporary drilling location generally consisting of 4-5 acres that is cleared, leveled and surfaced over for siting a drilling rig, trucks and various other equipment required for drilling and completion activities.

Probabilistic method. The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Productive well. A well that is producing or is capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved oil and natural gas reserves or Proved reserves. Proved oil and natural gas reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence the project, within a reasonable time.

The area of the reservoir considered as proved includes all of the following: (i) the area identified by drilling and limited by fluid contacts, if any; and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil and natural gas on the basis of available geoscience and engineering data.

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establish a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering or performance data and reliable technology establish the higher contact with reasonable certainty.

Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities.

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the twelve-month first day of the month historical average price during the twelve-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved undeveloped reserves. Proved undeveloped oil and natural gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves will not be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical and geochemical), engineering and economic data are made to estimated ultimate recovery with time, reasonably certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reserves. Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Resource play. These plays develop over long periods of time, well-by-well, in large-scale operations. They typically have lower than average long-term decline rates and lower geological and commercial development risk than conventional plays. Unlike most conventional exploration and development, resource plays are relatively predictable in timing, costs, production rates and reserve additions which can provide steady long-term reserves and production growth.

Resources. Resources are quantities of oil and natural gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered unrecoverable. Resources include both discovered and undiscovered accumulations.

Stratigraphic horizon. A sealed geologic container capable of retaining hydrocarbons that was formed by changes in rock type or pinch-outs, unconformities, or sedimentary features such as reefs.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas regardless of whether or not such acreage contains proved reserves.

Undeveloped oil and natural gas reserves or Undeveloped reserves. Undeveloped oil and natural gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

Workover. The repair or stimulation of an existing production well for the purpose of restoring, prolonging or enhancing the production of hydrocarbons.

                     Shares

Energy & Exploration Partners, Inc.

Common Stock

PROSPECTUS

Citigroup

                    , 2013

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock of possession or distribution of this prospectus supplement and the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts) payable by us in connection with the registration of our common stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee, the amounts set forth below are estimates.

SEC Registration Fee		$33,574
FINRA Filing Fee		44,014
New York Stock Exchange listing fee		125,000
Accounting fees and expenses		*
Auditor fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation and bylaws will contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation and amended and restated bylaws will provide that we shall indemnify, and advance expenses to, our officers and directors to the fullest extent authorized by the DGCL.

We will enter into written indemnification agreements with our directors and officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, a majority of the independent directors, independent legal counsel or stockholders, as applicable in accordance with the terms of the agreement, must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

Further, we may maintain insurance on behalf of our officers, and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors, and on behalf of some of our employees for certain liabilities.

ITEM 15.	Recent Sales of Unregistered Securities

In connection with our formation on July 31, 2012, we issued 1,000 shares of our common stock, par value $0.01 per share, to Hunt Pettit in exchange for consideration of $1,000.

On August 22, 2012, in connection with our corporate reorganization, we issued an aggregate of 396,500 shares of our common stock to a group of accredited investors in exchange for certain interests owned by them.

During the period from August 22, 2012 to June 30, 2013, we issued an aggregate of 140,321 restricted shares of our common stock to certain members of our management under our 2012 Stock Incentive Plan pursuant to Restricted Stock Award Agreements. Hunt Pettit contributed 25,000 of his shares of common stock back to us for no consideration, and these shares were used by us to make some of the restricted share awards.

On April 8, 2013 we issued to Highbridge and Apollo notes in the principal amount of $140 million and warrants to purchase an aggregate of 269,231 shares of our Series A Mandatorily Convertible Preferred Stock and Series B Mandatorily Convertible Preferred Stock at an exercise price of $0.01 per share.

The foregoing issuances of securities did not involve any underwriters, underwriting discounts or commissions, or any public offering, and we believe the issuances were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereunder, and in the case of the restricted shares awarded to certain members of management, pursuant to Rule 701 under the Securities Act.

ITEM 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

A list of exhibits filed as part of this registration statement is set forth in the Index to Exhibits, which is incorporated herein by reference.

ITEM 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 4 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Worth, State of Texas, on September 27, 2013.

ENERGY & EXPLORATION PARTNERS, INC.

By:	/s/ B. Hunt Pettit
Name: B. Hunt Pettit Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 4 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ B. Hunt Pettit B. Hunt Pettit	President, Chief Executive Officer and Director (principal executive officer)	September 27, 2013

/s/ Brian C. Nelson Brian C. Nelson	Executive Vice President, Chief Financial Officer and Director (principal financial and accounting officer)	September 27, 2013

/s/ David L. Patty, Jr. David L. Patty, Jr.	Director	September 27, 2013

/s/ Lawrence B. Van Ingen Lawrence B. Van Ingen	Director	September 27, 2013

/s/ Tom D. McNutt Tom D. McNutt	Director	September 27, 2013

/s/ John T. Richards John T. Richards	Director	September 27, 2013

/s/ Don Dimitrievich Don Dimitrievich	Director	September 27, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

2.1**	Contribution Agreement dated as of August 22, 2012 among Energy & Exploration Partners, Inc., Hunt Pettit, H Pettit HC, Inc., the Fund Limited Partners identified therein, the Niobrara Investors identified therein and Energy & Exploration Partners, LLC

2.2†**	Purchase and Sale Agreement dated as of March 5, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc. (formerly RWG Energy, Inc.)

2.3†**	First Amendment to Purchase and Sale Agreement dated as of April 19, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

2.4**	Second Amendment to Purchase and Sale Agreement dated as of May 10, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

2.5†**	Third Amendment to Purchase and Sale Agreement dated as of May 24, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

2.6†**	Fourth Amendment to Purchase and Sale Agreement dated as of June 21, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

2.7**	Fifth Amendment to Purchase and Sale Agreement dated as of July 16, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

2.8†**	Sixth Amendment to Purchase and Sale Agreement dated as of July 31, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

2.9**	Seventh Amendment to Purchase and Sale Agreement dated as of August 29, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

2.10†**	Lease Purchase Agreement dated as of April 5, 2012 between Herd Producing Company, Inc. and Energy & Exploration Partners, LLC

2.11†**	Purchase and Sale Agreement dated as of August 23, 2012 between Energy & Exploration Partners, LLC and CEU Huntsville, LLC

2.12†**	Amended and Restated Purchase and Sale Agreement dated as of October 8, 2012 among Energy & Exploration Partners, LLC, Chesapeake Exploration, L.L.C., Arcadia Resources, L.P. and Jamestown Resources L.L.C.

2.13**	Eighth Amendment to Purchase and Sale Agreement dated as of September 13, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

2.14†**	Ninth Amendment to Purchase and Sale Agreement dated as of September 17, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

2.15†**	Letter Agreement dated as of October 10, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc. re Notice of Acquisition of Mineral Interest in AMI 1

2.16†**	Letter Agreement dated as of October 12, 2012 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc. re Notice of Acquisition of Mineral Interest in AMI 2

2.17†**	First Amendment to Amended and Restated Purchase and Sale Agreement dated as of December 28, 2012 among Energy & Exploration Partners, LLC, Chesapeake Exploration, L.L.C., Arcadia Resources, L.P. and Jamestown Resources L.L.C.

Exhibit Number	Description
2.18†**	Second Amendment to Amended and Restated Purchase and Sale Agreement dated as of April 8, 2013 among Energy & Exploration Partners, LLC, Chesapeake Exploration, L.L.C., Arcadia Resources, L.P. and Jamestown Resources L.L.C.

2.19**	Letter Agreement dated as of March 4, 2013 between Energy & Exploration Partners, LLC and Halcón Energy Properties, Inc.

3.1**	Form of Amended and Restated Certificate of Incorporation of Energy & Exploration Partners, Inc.

3.2**	Form of Amended and Restated Bylaws of Energy & Exploration Partners, Inc.

3.3**	Certificate of Designations of Series A Mandatorily Convertible Preferred Stock of Energy & Exploration Partners, Inc.

3.4**	Certificate of Designations of Series B Mandatorily Convertible Preferred Stock of Energy & Exploration Partners, Inc.

4.1**	Form of Warrant to Purchase Series A Preferred Stock

4.2**	Form of Warrant to Purchase Series B Preferred Stock

5.1**	Opinion of Bracewell & Giuliani LLP as to the legality of the securities being registered

10.1**	Credit Agreement dated as of June 26, 2012 among Energy & Exploration Partners, LLC, the Lenders party thereto, and Guggenheim Corporate Funding, LLC, as Administrative Agent

10.2**	First Amendment to Credit Agreement dated as of July 11, 2012 among Energy & Exploration Partners, LLC, the Lenders party thereto, and Guggenheim Corporate Funding, LLC, as Administrative Agent

10.3**	Consent Letter Agreement dated as of July 31, 2012 among Energy & Exploration Partners, LLC and the lenders party to the Credit Agreement dated as of June 26, 2012

10.4**	Consent Letter Agreement dated as of August 31, 2012 among Energy & Exploration Partners, LLC and the lenders party to the Credit Agreement dated as of June 26, 2012

10.5**	Consent Letter Agreement dated as of September 4, 2012 among Energy & Exploration Partners, LLC and the lenders party to the Credit Agreement dated as of June 26, 2012

10.6**	Equity Kicker Letter dated as of June 26, 2012 between Energy & Exploration Partners, LLC and Guggenheim Corporate Funding, LLC, as Administrative Agent

10.7**	First Amendment to Equity Kicker Letter dated as of July 11, 2012 between Energy & Exploration Partners, LLC and Guggenheim Corporate Funding, LLC, as Administrative Agent

10.8**	Amended and Restated Registration Rights Agreement dated as of April 8, 2013 among Energy & Exploration Partners, Inc. and its stockholders and warrantholders named therein

10.9**	Energy & Exploration Partners, Inc. 2012 Stock Incentive Plan

10.10**	Form of Restricted Stock Award Agreement

10.11**	Restricted Stock Award Agreement dated as of August 22, 2012 between Energy & Exploration Partners, Inc. and Brian C. Nelson

10.12**	Employment Agreement between Energy & Exploration Partners, LLC and B. Hunt Pettit

10.13**	Form of Indemnification Agreement between Energy & Exploration Partners, Inc. and each of its executive officers and directors

10.14**	Assignment of Overriding Royalty dated as of August 20, 2012 among BHP Consulting LP and the assignees party thereto

Exhibit Number	Description
10.15**	Assignment of Overriding Royalty dated as of August 20, 2012 among TDM Holding, LLC and the assignees party thereto

10.16**	Assignment of Overriding Royalty dated as of August 29, 2012 among TDM Holding, LLC and the assignees party thereto

10.17**	Assignment of Overriding Royalty dated as of August 20, 2012 among INDY Exploration II, LLC and the assignees party thereto

10.18**	Assignment of Overriding Royalty dated as of August 20, 2012 among Energy & Exploration Partners, LLC and the assignees party thereto

10.19**	Assignment of Overriding Royalty dated as of August 20, 2012 among Energy & Exploration Partners, LLC and the assignees party thereto

10.20**	Assignment of Overriding Royalty dated as of August 20, 2012 among Energy & Exploration Partners, LLC and the assignees party thereto

10.21**	Assignment of Overriding Royalty dated as of August 20, 2012 among Energy & Exploration Partners, LLC and the assignees party thereto

10.22**	Assignment of Overriding Royalty dated as of August 20, 2012 among Energy & Exploration Partners, LLC and the assignees party thereto

10.23**	Assignment of Overriding Royalty dated as of August 20, 2012 among Energy & Exploration Partners, LLC and the assignees party thereto

10.24**	Assignment of Overriding Royalty dated as of August 20, 2012 among Energy & Exploration Partners, LLC and the assignees party thereto

10.25**	Assignment of Overriding Royalty dated as of August 20, 2012 among Energy & Exploration Partners, LLC and the assignees party thereto

10.26**	Stipulation of Interest dated as of August 20, 2012 among Energy & Exploration Partners, LLC, Halcón Energy Properties, Inc., and the assignees party thereto

10.27**	Stipulation of Interest dated as of August 20, 2012 among Energy & Exploration Partners, LLC, Halcón Energy Properties, Inc., and TDM Holding, LLC

10.28**	Employment Agreement between Energy & Exploration Partners, LLC and Brian C. Nelson

10.29**	Employment Agreement between Energy & Exploration Partners, LLC and Joseph C. Daches

10.30**	Employment Agreement between Energy & Exploration Partners, LLC and David L. Patty, Jr.

10.31**	Employment Agreement between Energy & Exploration Partners, LLC and Lawrence B. Van Ingen

10.32**	Employment Agreement between Energy & Exploration Partners, LLC and Tom D. McNutt

10.33**	First Amendment to Restricted Stock Award Agreement dated as of November 16, 2012 between Energy & Exploration Partners, Inc. and Brian C. Nelson

10.34**	Restricted Stock Award Agreement dated as of August 22, 2012 between Energy & Exploration Partners, Inc. and David L. Patty, Jr.

10.35**	First Amendment to Restricted Stock Award Agreement dated as of November 16, 2012 between Energy & Exploration Partners, Inc. and David L. Patty, Jr.

10.36**	Amended and Restated Stockholders Agreement dated as of April 8, 2013 among Energy & Exploration Partners, Inc. and its stockholders and warrantholders named therein

Exhibit Number	Description

10.37¯	Note Purchase Agreement dated as of April 8, 2013 among Energy & Exploration Partners, Inc. and Highbridge Principal Strategies, LLC, as Lead Investor, the Holders party thereto and Cortland Capital Market Services LLC, as Administrative Agent

10.38**	Subordinated Unsecured Note dated as of April 8, 2013 from Energy & Exploration Partners, Inc. to Chesapeake Exploration, L.L.C.

10.39*	Employment Agreement between Energy & Exploration Partners, LLC and John T. Richards.

10.40¯	Note Purchase Agreement dated as of August 20, 2013 among Energy & Exploration Partners, Inc. and Highbridge Principal Strategies, LLC, as Lead Investor, the Holders party thereto and Cortland Capital Market Services LLC, as Administrative Agent

21.1**	List of Subsidiaries of Energy & Exploration Partners, Inc.

23.1	Consent of Hein & Associates LLP

23.2**	Consent of Bracewell & Giuliani LLP (included as part of Exhibit 5.1 hereto)

23.3	Consent of Cawley, Gillespie & Associates, Inc.

99.1	Consent of Drillinginfo, Inc.

99.2**	Confidential Draft Registration Statement submitted August 3, 2012

99.3**	Reserve Report of Cawley, Gillespie & Associates, Inc. as of December 31, 2012

99.4	Reserve Report of Cawley, Gillespie & Associates, Inc. as of June 30, 2013

*	To be filed by amendment.
**	Previously filed.
†	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of each such schedule and exhibit to the Securities and Exchange Commission upon request.
¯	Some of the schedules to this agreement have been omitted pursuant to a request for confidential treatment.